As filed with the Securities and Exchange Commission on October 18, 2007

Registration No. 333-144758

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pre-Effective
Amendment No. 3
to
Form S-1
REGISTRATION STATEMENT UNDER THE
SECURITIES ACT OF 1933

SuccessFactors, Inc.
(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	7372 (Primary Standard Industrial Classification Code Number)	94-3398453 (I.R.S. Employer Identification Number)

SuccessFactors, Inc.
1500 Fashion Island Blvd., Suite 300
San Mateo, California 94404
(650) 645-2000
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Lars Dalgaard
President and Chief Executive Officer
SuccessFactors, Inc.
1500 Fashion Island Blvd., Suite 300
San Mateo, California 94404
(650) 645-2000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Please send copies of all communications to:

Gordon K. Davidson, Esq. William R. Schreiber, Esq. Jeffrey R. Vetter, Esq. Fenwick & West LLP 801 California Street Mountain View, California 94041 (650) 988-8500	Julian K. Ong, Esq. Vice President, General Counsel and Secretary SuccessFactors, Inc. 1500 Fashion Island Blvd., Suite 300 San Mateo, California 94404 (650) 645-2000	Robert V. Gunderson, Jr., Esq.
Anthony J. McCusker, Esq.
Brooks Stough, Esq.
Gunderson Dettmer Stough
Villeneuve Franklin &
Hachigian, LLP
155 Constitution Drive
Menlo Park, California 94025
(650) 321-2400

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of	Proposed Maximum Aggregate	Amount of
Securities to be Registered	Offering Price(1)(2)	Registration Fee(3)
Common Stock, $0.001 par value	$125,000,000.00	$3,837.50

(1)	Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) of the Securities Act of 1933, as amended.

(2)	Includes shares the underwriters have the option to purchase to cover over-allotments, if any.

(3)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)
Issued October 18, 2007
                 Shares

COMMON STOCK

SuccessFactors, Inc. is offering           shares of its common stock, and the selling stockholders are offering           shares of common stock. We will not receive any proceeds from the sale of shares by the selling stockholders. This is our initial public offering and no public market exists for our shares. We anticipate that the initial public offering price will be between $      and $      per share.

We have applied to have our common stock listed on NYSE Arca under the symbol “SFX.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 7.

PRICE $      A SHARE

		Underwriting		Proceeds to
	Price to	Discounts and	Proceeds to	Selling
	Public	Commissions	SuccessFactors	Stockholders

Per Share	$	$	$	$
Total	$	$	$	$

We have granted the underwriters the right to purchase up to an additional       shares of common stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on       , 2007.

MORGAN STANLEY	GOLDMAN, SACHS & CO.

JPMORGAN

JMP SECURITIES	PACIFIC CREST SECURITIES

          , 2007

You should rely only on the information contained in this prospectus or in any free-writing prospectus we may specifically authorize to be delivered or made available to you. Neither we nor the selling stockholders nor the underwriters have authorized anyone to provide you with additional or different information. We and the selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus or a free-writing prospectus is accurate only as of its date, regardless of its time of delivery or any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

Until          , 2007 (25 days after the commencement of this offering), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

For investors outside the United States: Neither we nor the selling stockholders nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider in making your investment decision. You should read this summary together with the more detailed information, including our consolidated financial statements and the related notes, provided elsewhere in this prospectus. You should carefully consider, among other things, the matters discussed in “Risk Factors.”

SUCCESSFACTORS, INC.

SuccessFactors is the leading provider of on-demand performance and talent management software solutions that enable organizations to optimize the performance of their people to drive business results. We deliver our application suite on demand to organizations of all sizes across all industries and geographies. Our application suite is hosted on our servers located at third-party data centers, and customers access it over the Internet using a standard web browser. We strive to delight our customers by delivering innovative solutions, a broad range of performance and talent management content, process expertise and best practices knowledge gained from serving our large and varied customer base. We have over 1,400 customers across over 60 industries, with more than two million end users in over 150 countries using our application suite in 18 languages. Our customer base has organizations with as few as three and as many as 85,000 end users, including American Airlines, Inc., American Electric Power Service Corporation, AmerisourceBergen Corporation, Kimberly-Clark Corporation, Lowe’s Companies, Inc., Quintiles Transnational Corp., Sutter Health, Textron Inc., T-Mobile USA, Inc., U.S. Postal Inspection Service and Wachovia Corporation.

Organizations have long sought to increase the performance of their people. However, it continues to be very difficult to implement processes and systems to effectively manage human capital throughout an organization. In addition, several key trends, including increased employee mobility, diverse and geographically-distributed workforces, demographic changes and constantly evolving business requirements, are making it even more difficult for organizations to strategically manage and optimize their people. Given these increasing challenges, organizations must take a strategic view of human resources, or HR, and adopt new processes and systems to strategically manage and optimize their people to drive business results. In particular, organizations need a performance and talent management system to:

•	align employee performance goals with overall organizational goals;

•	measure and manage employee performance against aligned goals throughout the organization;

•	pay employees based on their performance;

•	recruit talent internally and externally to fill critical gaps in the organization;

•	identify employee skill gaps and provide needed training for current and future job requirements; and

•	plan for succession in the event of employee promotions, transfers and departures.

Most organizations have not implemented systematic, information technology-enabled processes to realize strategic HR. Organizations that have attempted to implement performance and talent management systems have generally tried paper-based processes, which remain the dominant approach, custom-built systems, third-party human resources management systems, or point applications designed only to address specific needs. Most of these approaches have serious shortcomings, including an inability to: achieve full participation across the organization; deliver cost-effective solutions; and provide organizations a comprehensive view of employees’ skills, capabilities and performance.

Our solution includes the following:

•	Performance Management streamlines the performance appraisal process for meaningful feedback and enables organizations to tie employee performance to business results;

•	Goal Management supports the process of creating, monitoring and assessing employee goals across the organization and focuses employees on shared organizational goals;

•	Compensation Management helps customers establish a pay-for-performance culture;

•	Succession Management allows customers to plan for staffing changes and assure the readiness of employee talent at all levels;

•	Learning and Development aligns learning activities with competency gaps and facilitates the attainment of skills required for current and future job requirements;

•	Recruiting Management streamlines the process of identifying, screening, selecting and hiring job applicants;

•	Analytics and Reporting provides visibility into key performance and talent data across the organization;

•	Employee Profile aggregates employee profile information across an organization;

•	360-Degree Review supports the collection of performance feedback from peers, subordinates and superiors;

•	Employee Survey provides a fast and efficient way to gain perspective on employee engagement, satisfaction and other relevant employee data; and

•	Proprietary and Third-Party Content provides customers with valuable insights and information to increase the effectiveness of their performance and talent management.

Key benefits of our solution include:

•	Core Performance Management and Goal Management to Drive Business Results. We designed our solution around our core Performance Management and Goal Management modules because we believe they serve as the foundation for other human capital management activities, such as recruiting, learning and development, compensation and succession planning.

•	Organically Built, Not Just Functionally Integrated, Modular Suite. We built our modules organically using the same code base so that customers can provide their employees with a common user experience, leverage common data and processes, and easily add modules over time.

•	Continuous Customer-Driven Development. We capture and incorporate best practices knowledge we gain from interactions with our customer base. Our customer-centric development focus, together with our on-demand model, have enabled us to release significant enhancements every month for the past six years.

•	Ease-of-Use Drives Adoption. Our user interface is designed to be highly intuitive, requiring limited training for end users.

•	Relentless User-Centric Innovation. We focus on end users across all business functions and strive to deliver business applications that are as engaging as popular consumer web applications by incorporating features and content such as real-time coaching, goal and performance review writing assistants, personal dashboards and best-practice wizards.

•	Highly Configurable On-Demand Application Suite. Our on-demand application suite requires no installation of software or equipment on premises, which significantly reduces the costs and risks of traditional enterprise software. Our scalable solution is highly configurable, allowing customers to tailor their deployment to reflect their identity, unique business processes, and existing forms and templates.

•	Broad Applicability Within Organizations of All Sizes and Industries. Our solution is designed to be used by all employees at all levels within an organization, and we offer multiple editions to meet the needs of organizations of all sizes.

Our Strategy

Our goal is to enable organizations to substantially increase employee productivity worldwide. We are intensely focused on our customers and work closely with them to achieve long-term, measurable success. Key elements of our strategy include:

•	maintaining our high-performance culture to drive business results;

•	aggressively expanding our customer base by investing across all areas of our business, increasing our presence in targeted geographies, and deepening and broadening the industry-specific solutions in our application suite;

•	leveraging our existing customer base to increase the number of end users, cross-selling new modules, and maintaining a high level of contract renewals;

•	refining our solution and developing new and relevant features and functionality;

•	continually enhancing our application suite with proprietary and third-party content; and

•	scaling and leveraging our distribution channels and key relationships.

Risks Affecting Us

Our business is subject to a number of risks, which are highlighted in the section entitled “Risk Factors” immediately following this summary. These include:

•	we incurred net losses of $5.3 million in 2004, $20.8 million in 2005, $32.0 million in 2006 and $29.0 million in the six months ended June 30, 2007; we expect to incur additional losses for the foreseeable future; and we may not achieve or sustain profitability;

•	our independent registered public accounting firm has noted material weaknesses in our internal control over financial reporting;

•	because we recognize revenue from our customers over the terms of their agreements but incur most expenses associated with generating customer agreements upfront, rapid growth in our customer base will initially result in increased losses;

•	our business depends substantially on customer renewals and pricing levels, which drive longer-term profitability and cash flows;

•	our business could be significantly harmed as a result of outages or security breaches;

•	the market for on-demand performance and talent management software is in its early stages, and lack of growth could hurt our business; and

•	the highly competitive nature of the performance and talent management software market could adversely affect our ability to compete effectively.

For further discussion of these and other risks you should consider before making an investment in our common stock, see the section entitled “Risk Factors” beginning on page 7.

Corporate Information

We were incorporated in Delaware on May 23, 2001 as Success Acquisition Corporation and have been doing business as SuccessFactors, Inc. In April 2007, we changed our name to SuccessFactors, Inc. Our principal executive offices are located at 1500 Fashion Island Blvd., Suite 300, San Mateo, California 94404, and our telephone number is (650) 645-2000. Our website address is www.successfactors.com. The information on, or that can be accessed through, our website is not part of this prospectus.

Except where the context requires otherwise, in this prospectus “company,” “SuccessFactors,” “we,” “us” and “our” refer to SuccessFactors, Inc., a Delaware corporation, and where appropriate, its subsidiaries.

“SuccessFactors,” the SuccessFactors logo, “SuccessFactory,” “IdeaFactory,” “SuccessConnect” and “SuccessFactors University” are trademarks of SuccessFactors. Other service marks, trademarks and tradenames referred to in this prospectus are the property of their respective owners.

THE OFFERING

Shares of common stock offered by us	shares

Shares of common stock offered by the selling stockholders	shares

Shares of common stock to be outstanding after this offering	shares

Use of proceeds	We plan to use approximately $20.7 million of the net proceeds of this offering to repay all amounts outstanding under a loan and security agreement, together with prepayment fees. We expect to use the remaining net proceeds from this offering for general corporate purposes and working capital, which may include potential acquisitions. We will not receive any of the proceeds from the sale of shares by the selling stockholders. See “Use of Proceeds.”

Proposed NYSE Arca symbol	“SFX”

The number of shares of common stock that will be outstanding after this offering is based on 39,551,533 shares of our common stock outstanding as of June 30, 2007 and excludes:

•	7,405,674 shares of common stock issuable upon the exercise of stock options outstanding as of June 30, 2007, at a weighted-average exercise price of approximately $1.45 per share;

•	5,766,900 shares of common stock issuable upon the exercise of stock options granted between July 1, 2007 and October 18, 2007, at a weighted-average exercise price of approximately $8.59 per share;

•	420,441 shares of common stock issuable upon the exercise of warrants outstanding as of June 30, 2007, at an exercise price of approximately $4.80 per share, of which a warrant to purchase 4,162 shares of common stock was exercised subsequent to June 30, 2007;

•	83,256 shares of common stock issuable upon the exercise of a warrant issued subsequent to June 30, 2007, at an exercise price of approximately $4.80 per share;

•	2,674,293 shares of common stock available for future issuance under our 2001 Stock Option Plan as of June 30, 2007; and

•	shares of common stock reserved for future issuance under our 2007 Equity Incentive Plan, which will become effective upon the completion of this offering and contains provisions that will automatically increase its share reserve each year, as more fully described in “Management — Employee Benefit Plans.”

Unless otherwise indicated, all information in this prospectus assumes:

•	the conversion of all outstanding shares of our convertible preferred stock into an aggregate of 32,546,079 shares of common stock effective upon the closing of this offering;

•	the conversion of all outstanding warrants to purchase shares of our convertible preferred stock into warrants to purchase an aggregate of 499,535 shares of common stock effective upon the closing of this offering; and

•	no exercise by the underwriters of their right to purchase up to an additional shares of common stock from us to cover over-allotments.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following table summarizes our consolidated financial data. We have derived the consolidated statement of operations data for the years ended December 31, 2004, 2005 and 2006 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the consolidated statement of operations data for the six months ended June 30, 2006 and 2007 and the consolidated balance sheet data as of June 30, 2007 from our unaudited consolidated financial statements included elsewhere in this prospectus. Our historic results are not necessarily indicative of the results that may be expected in the future. The consolidated financial data set forth below should be read together with our consolidated financial statements and related notes and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

				Six Months
	Year Ended December 31,			Ended June 30,
	2004	2005	2006	2006	2007
				(unaudited)
	(in thousands, except per share data)

Consolidated Statement of Operations Data:
Revenue	$10,217	$13,028	$32,570	$12,905	$27,395
Cost of revenue(1)	4,273	7,635	14,401	6,467	10,737

Gross profit	5,944	5,393	18,169	6,438	16,658

Operating expenses:(1)
Sales and marketing	5,782	16,540	32,317	13,720	29,308
Research and development	3,510	6,120	10,622	4,695	7,221
General and administrative	1,833	3,624	7,483	3,146	7,304

Total operating expenses	11,125	26,284	50,422	21,561	43,833

Loss from operations	(5,181)	(20,891)	(32,253)	(15,123)	(27,175)
Interest and other income (expense), net	(31)	80	249	(41)	(1,748)

Loss before provision for income taxes	(5,212)	(20,811)	(32,004)	(15,164)	(28,923)
Provision for income taxes	(81)	(9)	(42)	(16)	(59)

Net loss	$(5,293)	$(20,820)	$(32,046)	$(15,180)	$(28,982)

Net loss per common share, basic and diluted	$(5.38)	$(14.29)	$(13.39)	$(7.15)	$(9.44)

Shares used in computing net loss per common share, basic and diluted	983	1,457	2,393	2,122	3,071

Pro forma net loss per common share, basic and diluted(2)(unaudited)			$(0.97)		$(0.78)

Shares used in computing pro forma net loss per common share, basic and diluted(2) (unaudited)			32,957		35,617

(1)	Includes stock-based compensation expenses in accordance with Statement of Financial Accounting Standards No. 123 (revised 2004), or SFAS No. 123(R), as follows:

(footnotes continue on following page)

	Year Ended			Six Months
	December 31,			Ended June 30,
	2004	2005	2006	2006	2007
				(unaudited)
	(in thousands)

Cost of revenue	$7	$22	$94	$36	$121
Sales and marketing	41	129	351	123	480
Research and development	11	26	77	24	130
General and administrative	16	34	295	81	297

(2)	See note 8 of the notes to our consolidated financial statements for a description of how we compute pro forma net loss per common share, basic and diluted.

The pro forma balance sheet data in the table below reflect (1) the conversion of all outstanding shares of convertible preferred stock into common stock and (2) the reclassification of the convertible preferred stock warrant liability to additional paid-in-capital, each effective upon the closing of this offering. The pro forma as adjusted balance sheet data in the table below also reflect (1) the sale of shares of our common stock in this offering and the application of the net proceeds at an assumed initial public offering price of $      per share, the midpoint of the range set forth on the cover page on this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, (2) the repayment in full of outstanding principal and accrued interest, which was $10.4 million as of June 30, 2007, on our loan from Lighthouse Capital Partners V, L.P., together with approximately $0.2 million of prepayment fees and (3) the expensing of debt issuance and related costs of approximately $1.2 million for this loan. We also borrowed an additional $10.0 million under our existing loan and security agreement subsequent to June 30, 2007 and intend to repay that amount with proceeds from the offering.

	As of June 30, 2007
			Pro Forma
	Actual	Pro Forma	As Adjusted(1)
	(unaudited)
	(in thousands)

Consolidated Balance Sheet Data:
Cash, cash equivalents and marketable securities	$9,537	$9,537	$
Working capital (deficit)	(32,119)	(32,119)
Total assets	48,329	48,329
Deferred revenue, current and long-term	63,592	63,592	63,592
Long-term debt	10,191	10,191	—
Convertible preferred stock warrant liability	2,761	—	—
Convertible preferred stock	45,289	—	—
Total stockholders’ (deficit) equity	(91,856)	(43,806)

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per share would increase (decrease) each of cash, cash equivalents and marketable securities, working capital, total assets and total stockholders’ equity by $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions payable by us.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including the consolidated financial statements and the related notes included elsewhere in this prospectus, before deciding to invest in shares of our common stock. If any of the following risks actually occurs, our business, financial condition, results of operations and future prospects could be materially and adversely affected. In that event, the market price of our common stock could decline and you could lose part or even all of your investment.

Risk Related to Our Business and Industry

We have a history of losses, we expect to continue to incur losses and we may not achieve or sustain profitability in the future.

We have incurred significant losses in each fiscal period since our inception in 2001. We incurred net losses of $5.3 million in 2004, $20.8 million in 2005, $32.0 million in 2006 and $29.0 million in the six months ended June 30, 2007. At June 30, 2007, we had an accumulated deficit of $94.8 million. These losses and accumulated deficit were due to the substantial investments we made to grow our business and acquire customers. For example, our sales and marketing expenses were 127% of revenue in 2005, 99% in 2006 and 107% in the six months ended June 30, 2007. We expect our operating expenses to increase in the future due to our expected increased sales and marketing expenses, operations costs and general and administrative costs and therefore we expect our losses to continue to increase for the foreseeable future. Furthermore, to the extent we are successful in increasing our customer base, we will also incur increased losses because costs associated with generating customer agreements are generally incurred up front, while revenue is generally recognized ratably over the term of the agreement. You should not consider our recent revenue growth as indicative of our future performance. Accordingly, we cannot assure you that we will achieve profitability in the future or that, if we do become profitable, we will sustain profitability.

Our independent registered public accounting firm identified numerous material audit adjustments, all of which we subsequently recorded, and noted certain material weaknesses in our internal control over financial reporting. Failure to achieve and maintain effective internal control over financial reporting could result in our failure to accurately report our financial results.

During the audit of our consolidated financial statements for the three-year period ended December 31, 2005, our independent registered public accounting firm noted in its report to our audit committee that we had several material weaknesses in our internal controls over financial reporting. In addition to these material weaknesses, our independent registered public accounting firm also commented on our lack of accounting policies and process narratives and our lack of segregation of duties.

In connection with the audit of our consolidated financial statements, our independent registered public accounting firm noted a material weakness in its report to our audit committee relating to an insufficient number of permanent and adequately-experienced accounting staff. In addition to this material weakness, our independent registered public accounting firm noted two significant deficiencies in our internal control over financial reporting related to our lack of certain formal accounting policies and process narratives and our lack of segregation of duties. This material weakness resulted in a number of audit adjustments to our consolidated financial statements for 2006 that were noted during the course of the audit.

We are in the process of taking steps intended to remedy these material weaknesses and significant deficiencies. Since these material weaknesses and significant deficiencies relate in large part to inadequate staffing, we are addressing them through hiring additional accounting and finance personnel. We will not be able to fully address this material weakness and these significant deficiencies until these steps have been completed. If we fail to further increase and maintain the number and expertise of our staff for our accounting and finance functions and to improve and maintain internal control over financial reporting adequate to meet the demands that will be placed upon us as a public company, including the requirements of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, we may be unable to report our financial results accurately and prevent fraud.

Furthermore, the rules of the Securities and Exchange Commission, or SEC, require that, as a publicly-traded company following completion of this offering, we file periodic reports containing our financial statements within a specified time following the completion of quarterly and annual periods. In addition, commencing with our fiscal year ending December 31, 2008, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Our compliance with Section 404 of the Sarbanes-Oxley Act will require that we incur substantial accounting expense and expend significant management efforts. Prior to this offering, we have never been required to test our internal controls within a specified period, and, as a result, we may experience difficulty in meeting these reporting requirements in a timely manner, particularly if a material weakness or significant deficiencies persist. If we are not able to comply with the SEC reporting requirements or the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we or our independent registered public accounting firm continues to note or identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our stock could decline and we could be subject to sanctions or investigations by the stock exchange upon which our common stock is listed, the SEC or other regulatory authorities, which would require additional financial and management resources.

Even if we are able to report our financial statements accurately and timely, if we do not make all the necessary improvements to address the material weakness, continued disclosure of a material weakness will be required in future filings with the SEC, which could cause our reputation to be harmed and our stock price to decline.

For additional information, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Controls and Procedures.”

Because we recognize revenue from our customers over the term of their agreements, downturns or upturns in sales may not be immediately reflected in our operating results.

We recognize revenue over the terms of our customer agreements, which typically range from one to three years. As a result, most of our quarterly revenue results from agreements entered into during previous quarters. Consequently, a shortfall in demand for our application suite in any quarter may not adversely affect our revenue for that quarter, but will negatively affect revenue in future quarters. In particular, if such a shortfall were to occur in our fourth quarter, it may be more difficult for us to increase our customer sales to recover from such a shortfall as we have historically entered into a significant portion of our customer agreements during the fourth quarter. In addition, we may be unable to adjust our cost structure to reflect reduced revenue. Accordingly, the effect of significant downturns in sales of our application suite may not be fully reflected in our results of operations until future periods. Our subscription model also makes it difficult for us to rapidly increase our revenue through additional sales in any period, as revenue from new customers must be recognized over the applicable subscription term.

Because we recognize revenue from our customers over the term of their agreements but incur most costs associated with generating customer agreements upfront, rapid growth in our customer base will result in increased losses.

Because the expenses associated with generating customer agreements are generally incurred up front, but the resulting revenue is recognized over the life of the customer agreement, increased growth in the number of customers will result in our recognition of more costs than revenue in the earlier periods of the terms of our agreements even though the customer is expected to be profitable for us over the term of the agreement.

Our business depends substantially on customers renewing their agreements and purchasing additional modules or users from us. Any decline in our customer renewals would harm our future operating results.

In order for us to improve our operating results, it is important that our customers renew their agreements with us when the initial contract term expires and also purchase additional modules or additional users. Our customers have no obligation to renew their subscriptions after the initial subscription period, and we cannot assure you that customers will renew subscriptions at the same or higher level of service, if at all. Although our renewal rates have been high historically, some of our customers have elected not to renew their agreements with us. Moreover, under some circumstances, some of our customers have the right to cancel their agreements prior to the expiration of the term. Our customers’ renewal rates may decline or fluctuate as a result of a number of factors, including their satisfaction or dissatisfaction with our application suite, pricing, the prices of competing products or services, mergers and acquisitions affecting our customer base, or reductions in our customers’ spending levels. If our customers do not renew their subscriptions, renew on less favorable terms or fail to purchase additional modules or users, our revenue may decline, and we may not realize significantly improved operating results from our customer base.

We have limited experience with respect to our pricing model. If the prices we charge for our application suite are unacceptable to our customers, our revenue and operating results may be harmed.

We have limited experience with respect to determining the appropriate prices for our application suite. As the market for our solution matures, or as new competitors introduce new products or services that compete with ours, we may be unable to renew our agreements with existing customers or attract new customers at the same price or based on the same pricing model as we have used historically. In addition, we have only recently commercially introduced certain of our modules. As a result, in the future it is possible that competitive dynamics in our market may require us to change our pricing model or reduce our prices, which could have a material adverse effect on our revenue, gross margin and other operating results.

We have derived a substantial majority of our subscription revenue from sales of our performance management and goal management modules. If these modules are not widely accepted by new customers, our operating results will be harmed.

We have derived a substantial majority of our historical revenue from sales of our Performance Management and Goal Management modules. If these modules do not remain competitive, or if we experience pricing pressure or reduced demand for these modules, our future revenue could be negatively affected, which would harm our future operating results.

We have experienced rapid growth in recent periods. If we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of service or adequately address competitive challenges.

We have recently experienced a period of rapid growth in our headcount and operations. For example, we grew from 189 employees at December 31, 2005 to 524 employees at June 30, 2007. We have also increased the size of our customer base from 348 customers at December 31, 2005 to over 1,400 customers at June 30, 2007. We anticipate that we will further expand our operations. This growth has placed, and future growth will place, a significant strain on our management, administrative, operational and financial infrastructure. Our success will depend in part on our ability to manage this growth effectively. To manage the expected growth of our operations and personnel, we will need to continue to improve our operational, financial and management controls and our reporting systems and procedures. Failure to effectively manage growth could result in difficulty in implementing customers, declines in quality or customer satisfaction, increases in costs, difficulties in introducing new features or other operational difficulties, and any of these difficulties could adversely impact our business performance and results of operations.

Failure to adequately expand our direct sales force and develop and expand our indirect sales channel will impede our growth.

We will need to continue to expand our sales and marketing infrastructure in order to grow our customer base and our business. We plan to continue to expand our direct sales force and engage additional third-party channel partners, both domestically and internationally. Identifying and recruiting these people and entities and training them in the use of our application suite require significant time, expense and attention. This expansion will require us to invest significant financial and other resources. We typically have no long-term agreements or minimum purchase commitments with any of our channel partners, and our agreements with these channel partners do not prohibit them from offering products or services that compete with ours. Our business will be seriously harmed if our efforts to expand our direct and indirect sales channels do not generate a corresponding significant increase in revenue. In particular, if we are unable to hire, develop and retain talented sales personnel or if our new direct sales personnel are unable to achieve desired productivity levels in a reasonable period of time, we may not be able to significantly increase our revenue and grow our business.

If our security measures are breached or unauthorized access to customer data is otherwise obtained, our application suite may be perceived as not being secure, customers may curtail or stop using our application suite, and we may incur significant liabilities.

Our operations involve the storage and transmission of our customers’ confidential information, and security breaches could expose us to a risk of loss of this information, litigation, indemnity obligations and other liability. If our security measures are breached as a result of third-party action, employee error, malfeasance or otherwise, and, as a result, someone obtains unauthorized access to our customers’ data, including personally identifiable information regarding users, our reputation will be damaged, our business may suffer and we could incur significant liability. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. If an actual or perceived breach of our security occurs, the market perception of the effectiveness of our security measures could be harmed and we could lose potential sales and existing customers.

Because our application suite collects, stores and reports personal information of job applicants and employees, privacy concerns could result in liability to us or inhibit sales of our application suite.

Many federal, state and foreign government bodies and agencies have adopted or are considering adopting laws and regulations regarding the collection, use and disclosure of personal information. Because many of the features of our application suite collect, store and report on personal information, any inability to adequately address privacy concerns, even if unfounded, or comply with applicable privacy laws, regulations and policies, could result in liability to us, damage our reputation, inhibit sales and harm our business.

Furthermore, the costs of compliance with, and other burdens imposed by, such laws, regulations and policies that are applicable to the businesses of our customers may limit the use and adoption of our application suite and reduce overall demand for it. Privacy concerns, whether or not valid, may inhibit market adoption of our application suite in certain industries.

The market for our application suite depends on widespread adoption of strategic HR software.

Widespread adoption of our solution depends on the widespread adoption of strategic HR software by organizations. Because we believe that most organizations have not adopted strategic HR functions, it is uncertain whether they will purchase software or on-demand applications for this function. Accordingly, we cannot assure you that an on-demand model for strategic HR software will achieve and sustain the high level of market acceptance that is critical for the success of our business.

The market for on-demand applications is at an early stage of development, and if it does not develop or develops more slowly than we expect, our business will be harmed.

The market for on-demand applications is at an early stage of development, and these applications may not achieve and sustain high levels of demand and market acceptance. Our success will depend on the willingness of organizations to increase their use of on-demand applications. Many companies have invested substantial personnel and financial resources to integrate traditional enterprise software into their businesses, and therefore may be reluctant or unwilling to migrate to on-demand applications. We have encountered customers in the past that have been unwilling to subscribe to our application suite because they could not install it on their premises. Other factors that may affect the market acceptance of on-demand applications include:

•	perceived security capabilities and reliability;

•	perceived concerns about ability to scale operations for large enterprise customers;

•	concerns with entrusting a third party to store and manage critical employee data; and

•	the level of configurability of on-demand applications.

If organizations do not perceive the benefits of on-demand applications, then the market for these applications may not develop further, or it may develop more slowly than we expect, either of which would adversely affect our business.

The market in which we participate is intensely competitive, and if we do not compete effectively, our operating results could be harmed.

The market for human resources applications is fragmented, rapidly evolving and highly competitive, with relatively low barriers to entry in some segments. Many of our competitors and potential competitors are larger and have greater name recognition, much longer operating histories, larger marketing budgets and significantly greater resources than we do, and with the introduction of new technologies and market entrants, we expect competition to intensify in the future. If we fail to compete effectively, our business will be harmed. Some of our principal competitors offer their products or services at a lower price, which has resulted in pricing pressures. If we are unable to achieve our target pricing levels, our operating results would be negatively impacted. In addition, pricing pressures and increased competition generally could result in reduced sales, reduced margins, losses or the failure of our application suite to achieve or maintain more widespread market acceptance, any of which could harm our business.

We face competition from paper-based processes and desktop software tools. We also face competition from custom-built software that is designed to support the needs of a single organization, and from third-party human resources application providers. These software vendors include, without limitation, Authoria, Inc., Cornerstone OnDemand, Inc., Halogen Software Inc., Kenexa Corporation, Oracle Corporation, Plateau Systems, Ltd., Salary.com, Inc., SAP AG, Softscape, Inc., StepStone Solutions GmbH, SumTotal Systems Inc., Taleo Corporation and Vurv Technology (formerly Recruitmax).

Many of our competitors are able to devote greater resources to the development, promotion and sale of their products and services. In addition, many of our competitors have established marketing relationships, access to larger customer bases and major distribution agreements with consultants, system integrators and resellers. Moreover, many software vendors could bundle human resources products or offer them at a low price as part of a larger product sale. In addition, some competitors may offer software that addresses one or a limited number of strategic human resource functions at lower prices or with greater depth than our application suite. As a result, our competitors might be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or customer requirements. Further, some potential customers, particularly large enterprises, may elect to develop their own internal solutions. For all of these reasons, we may not be able to compete successfully against our current and future competitors.

Our quarterly results can fluctuate and, if we fail to meet the expectations of analysts or investors, our stock price and the value of your investment could decline substantially.

Our quarterly financial results may fluctuate as a result of a variety of factors, many of which are outside of our control. If our quarterly financial results fall below the expectations of investors or any securities analysts who follow our stock, the price of our common stock could decline substantially. Fluctuations in our quarterly financial results may be caused by a number of factors, including, but not limited to, those listed below:

•	our ability to attract new customers;

•	customer renewal rates;

•	the extent to which customers increase or decrease the number of modules or users upon any renewal of their agreements;

•	the level of new customers as compared to renewal customers in a particular period;

•	the addition or loss of large customers, including through acquisitions or consolidations;

•	the mix of customers between small, mid-sized and enterprise customers;

•	changes in our pricing policies or those of our competitors;

•	seasonal variations in the demand for our application suite, which has historically been highest in the fourth quarter of a year;

•	the amount and timing of operating expenses, particularly sales and marketing, related to the maintenance and expansion of our business, operations and infrastructure;

•	the timing and success of new product and service introductions by us or our competitors or any other change in the competitive dynamics of our industry, including consolidation among competitors, customers or strategic partners;

•	network outages or security breaches;

•	the timing of expenses related to the development or acquisition of technologies or businesses and potential future charges for impairment of goodwill from acquired companies; and

•	general economic, industry and market conditions.

We believe that our quarterly results of operations, including the levels of our revenue and changes in deferred revenue, may vary significantly in the future and that period-to-period comparisons of our operating results may not be meaningful. You should not rely on the results of any one quarter as an indication of future performance.

The market for our application suite among large customers may be limited if they require customized features or functions that we do not intend to provide.

Prospective customers, especially large enterprise customers, may require customized features and functions unique to their business processes. If prospective customers require customized features or functions that we do not offer, then the market for our application suite will be more limited among these types of customers and our business could suffer.

We depend on our management team, particularly our Chief Executive Officer and our development personnel, and the loss of one or more key employees or groups could harm our business and prevent us from implementing our business plan in a timely manner.

Our success depends largely upon the continued services of our executive officers, particularly our Chief Executive Officer, and other key employees. From time to time, there may be changes in our executive management team resulting from the hiring or departure of executives, which could disrupt our business. We are also substantially dependent on the continued service of our existing development personnel because of the complexity of our application suite and technologies.

We do not have employment agreements with any of our personnel that require these personnel to continue to work for us for any specified period and, therefore, they could terminate their employment with us at any time. We do not maintain key person life insurance policies on any of our employees. The loss of one or more of our key employees or groups could seriously harm our business.

If we cannot maintain our corporate culture as we grow, we could lose the innovation, teamwork, passion and focus on execution that we believe contribute to our success, and our business may be harmed.

We believe that a critical contributor to our success has been our corporate culture, which we believe fosters innovation, teamwork, passion for customers and focus on execution. As we grow and change, we may find it difficult to maintain these important aspects of our corporate culture. Any failure to preserve our culture could also negatively affect our ability to retain and recruit personnel, and otherwise adversely affect our future success.

Our growth depends in part on the success of our strategic relationships with third parties.

We anticipate that we will continue to depend on various third-party relationships in order to grow our business. In addition to growing our indirect sales channels, we intend to pursue additional relationships with other third parties, such as technology and content providers and implementation partners. Identifying partners, negotiating and documenting relationships with them require significant time and resources as does integrating third-party content and technology. Our agreements with technology and content providers are typically non-exclusive and do not prohibit them from working with our competitors or from offering competing services. Our competitors may be effective in providing incentives to third parties to favor their products or services or to prevent or reduce subscriptions to our application suite.

If we are unsuccessful in establishing or maintaining our relationships with these third parties, our ability to compete in the marketplace or to grow our revenue could be impaired and our operating results would suffer. Even if we are successful, we cannot assure you that these relationships will result in increased customer usage of our application suite or revenue.

We rely on a small number of third-party service providers to host and deliver our application suite, and any interruptions or delays in services from these third parties could impair the delivery of our application suite and harm our business.

We currently host our application suite from three data centers — one located in the United States and two in Europe. We do not control the operation of any of these facilities, and we do not have a backup facility in case one of these facilities ceases to operate. These facilities are vulnerable to damage or interruption from natural disasters, fires, power loss, telecommunications failures and similar events. They are also subject to break-ins, computer viruses, sabotage, intentional acts of vandalism and other misconduct. The occurrence of a natural disaster or an act of terrorism, a decision to close the facilities without adequate notice or other unanticipated problems could result in lengthy interruptions, which would have a serious adverse impact on our business. Additionally, our data center agreements are of limited duration and are subject to early termination rights in certain circumstances, and the providers of our data centers have no obligation to renew their agreements with us on commercially reasonable terms, or at all.

We also depend on access to the Internet through third-party bandwidth providers to operate our business. If we lose the services of one or more of our bandwidth providers for any reason, we could experience disruption in delivering our application suite or we could be required to retain the services of a replacement bandwidth provider.

Our operations also rely heavily on the availability of electricity, which also comes from third-party providers. If we or the third-party data center facilities that we use to deliver our services were to experience a major power outage or if the cost of electricity were to increase significantly, our operations could be harmed. If we or our third-party data centers were to experience a major power outage, we would have to rely on back-up generators, which might not work properly or might not provide an adequate supply during a major power outage. Such a power outage could result in a disruption of our business.

If our application suite fails to perform properly, our reputation will be harmed, our market share would decline and we could be subject to liability claims.

The software used in our application suite is inherently complex and may contain material defects or errors. Any defects in product functionality or that cause interruptions in the availability of our application suite could result in:

•	lost or delayed market acceptance and sales;

•	breach of warranty claims;

•	sales credits or refunds to our customers;

•	loss of customers;

•	diversion of development and customer service resources; and

•	injury to our reputation.

The costs incurred in correcting any material defects or errors might be substantial and could adversely affect our operating results.

Because of the large amount of data that we collect and manage, it is possible that hardware failures or errors in our systems could result in data loss or corruption, or cause the information that we collect to be incomplete or contain inaccuracies that our customers regard as significant. Furthermore, the availability of our application suite could be interrupted by a number of factors, including customers’ inability to access the Internet, the failure of our network or software systems, security breaches or variability in user traffic for our application suite. We may be required to issue credits or refunds or indemnify or otherwise be liable to our customers for damages they may incur resulting from certain of these events. In addition to potential liability, if we experience interruptions in the availability of our application suite, our reputation could be harmed and we could lose customers.

Our errors and omissions insurance may be inadequate or may not be available in the future on acceptable terms, or at all. In addition, our policy may not cover any claim against us for loss of data or other indirect or consequential damages and defending a suit, regardless of its merit, could be costly and divert management’s attention.

We rely on third-party computer hardware and software that may be difficult to replace or which could cause errors or failures of our service.

We rely on computer hardware, purchased or leased, and software licensed from third parties in order to deliver our application suite. This hardware and software may not continue to be available on commercially reasonable terms, or at all. Any loss of the right to use any of this hardware or software could result in delays in our ability to provide our application suite until equivalent technology is either developed by us or, if available, identified, obtained and integrated, which could harm our business. In addition, errors or defects in third-party hardware or software used in our application suite could result in errors or a failure of our application suite, which could harm our business.

If we are not able to develop enhancements and new features that achieve market acceptance or that keep pace with technological developments, our business will be harmed.

Our ability to attract new customers and increase revenue from existing customers will depend in large part on our ability to enhance and improve our existing application suite and to introduce new features. The success of any enhancement or new product depends on several factors, including timely completion, introduction and market acceptance. Any new feature or module that we develop or acquire may not be introduced in a timely or cost-effective manner and may not achieve the broad market acceptance necessary to generate significant revenue. If we are unable to successfully develop or acquire new features or modules or to enhance our existing application suite to meet customer requirements, our business and operating results will be adversely affected.

Because we designed our application suite to operate on a variety of network, hardware and software platforms using standard Internet tools and protocols, we will need to continuously modify and enhance our application suite to keep pace with changes in Internet-related hardware, software, communication, browser and database technologies. If we are unable to respond in a timely manner to these rapid technological developments in a cost-effective manner, our application suite may become less marketable and less competitive or obsolete and our operating results may be negatively impacted.

If we fail to develop widespread brand awareness cost-effectively, our business may suffer.

We believe that developing and maintaining widespread awareness of our brand in a cost-effective manner is critical to achieving widespread acceptance of our application suite and attracting new customers. Brand promotion activities may not generate customer awareness or increase revenue, and even if they do, any increase in revenue may not offset the expenses we incur in building our brand. If we fail to successfully promote and maintain our brand, or incur substantial expenses, we may fail to attract or retain customers necessary to realize a sufficient return on our brand-building efforts, or to achieve the widespread brand awareness that is critical for broad customer adoption of our application suite.

Because our long-term success depends, in part, on our ability to expand the sales of our application suite to customers located outside of the United States, our business will be susceptible to risks associated with international operations.

A key element of our growth strategy is to expand our international operations and develop a worldwide customer base. To date, we have not realized a material portion of our revenue from customers outside the United States. Operating in international markets requires significant resources and management attention and will subject us to regulatory, economic and political risks that are different from those in the United States. Because of our limited experience with international operations, we cannot assure you that our international expansion efforts will be successful. In addition, we will face risks in doing business internationally that could adversely affect our business, including:

•	our ability to comply with differing technical and certification requirements outside the United States;

•	difficulties and costs associated with staffing and managing foreign operations;

•	greater difficulty collecting accounts receivable and longer payment cycles;

•	unexpected changes in regulatory requirements;

•	the need to adapt our application suite for specific countries;

•	difficulties in understanding and complying with local laws, regulations and customs in foreign jurisdictions;

•	tariffs, export controls and other non-tariff barriers such as quotas and local content rules;

•	more limited protection for intellectual property rights in some countries;

•	adverse tax consequences;

•	fluctuations in currency exchange rates;

•	restrictions on the transfer of funds; and

•	new and different sources of competition.

Our failure to manage any of these risks successfully could harm our existing and future international operations and seriously impair our overall business.

Because competition for our target employees is intense, we may not be able to attract and retain the quality employees we need to support our planned growth.

Our future success will depend, to a significant extent, on our ability to attract and retain high quality personnel. Competition for qualified management, technical and other personnel is intense, and we may not be successful in attracting and retaining such personnel. If we fail to attract and retain qualified employees, our ability to grow our business could be harmed.

Any failure to protect our intellectual property rights could impair our ability to protect our proprietary technology and our brand.

Our success and ability to compete depend in part upon our intellectual property. We primarily rely on patent, copyright, trade secret and trademark laws, trade secret protection and confidentiality or license agreements with our employees, customers, partners and others to protect our intellectual property rights. However, the steps we take to protect our intellectual property rights may be inadequate. We currently have only one issued patent.

In order to protect our intellectual property rights, we may be required to spend significant resources to monitor and protect these rights. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. Our failure to secure, protect and enforce our intellectual property rights could seriously harm our brand and adversely impact our business.

We may be sued by third parties for alleged infringement of their proprietary rights.

There is considerable patent and other intellectual property development activity in our industry. Our success depends upon our not infringing upon the intellectual property rights of others. Our competitors, as well as a number of other entities and individuals, may own or claim to own intellectual property relating to our industry. From time to time, third parties may claim that we are infringing upon their intellectual property rights, and we may be found to be infringing upon such rights. In the future, we may receive claims that our application suite and underlying technology infringe or violate the claimant’s intellectual property rights. However, we may be unaware of the intellectual property rights of others that may cover some or all of our technology or application suite. Any claims or litigation could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages or ongoing royalty payments, prevent us from offering our services, or require that we comply with other unfavorable terms. We may also be obligated to indemnify our customers or business partners in connection with any such litigation and to obtain licenses, modify products, or refund fees, which could further exhaust our resources. In addition, we may pay substantial settlement costs which could include royalty payments in connection with any claim or litigation, whether or not successfully asserted against us. Even if we were to prevail, any litigation regarding our intellectual property could be costly and time-consuming and divert the attention of our management and key personnel from our business operations.

Our use of open source and third-party technology could impose limitations on our ability to commercialize our application suite.

We use open source software in our application suite. Although we monitor our use of open source software closely, the terms of many open source licenses have not been interpreted by United States courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to market our application suite. In such event, we could be required to seek licenses from third parties in order to continue offering our application suite, to re-engineer our technology or to discontinue offering our application suite in the event re-engineering cannot be accomplished on a timely basis, any of which could adversely affect our business, operating results and financial condition. We also incorporate certain third-party technologies into our application suite and may desire to incorporate additional third-party technologies in the future. Licenses to new third-party technology may not be available to us on commercially reasonable terms, or at all.

Changes in laws and/or regulations related to the Internet or changes in the Internet infrastructure itself may cause our business to suffer.

The future success of our business depends upon the continued use of the Internet as a primary medium for commerce, communication and business applications. Federal, state or foreign government bodies or agencies have in the past adopted, and may in the future adopt, laws or regulations affecting data privacy and the use of the Internet as a commercial medium. In addition, government agencies or private organizations may begin to impose taxes, fees or other charges for accessing the Internet. These laws or charges could limit the growth of Internet-related commerce or communications generally, result in a decline in the use of the Internet and the viability of Internet-based applications such as ours and reduce the demand for our application suite.

The Internet has experienced, and is expected to continue to experience, significant user and traffic growth, which has, at times, caused user frustration with slow access and download times. If the Internet infrastructure is unable to support the demands placed on it, or if hosting capacity becomes scarce, our business growth may be adversely affected. If we fail to meet service level commitments, customers may be entitled to credits, refunds to the extent of cash paid for future services, or termination.

We may acquire other companies or technologies, which could divert our management’s attention, result in additional dilution to our stockholders and otherwise disrupt our operations and harm our operating results.

We may in the future seek to acquire or invest in businesses, products or technologies that we believe could complement or expand our application suite, enhance our technical capabilities or otherwise offer growth opportunities. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated.

In addition, we do not have any experience in acquiring other businesses. If we acquire additional businesses, we may not be able to integrate the acquired personnel, operations and technologies successfully, or effectively manage the combined business following the acquisition. We also may not achieve the anticipated benefits from the acquired business due to a number of factors, including:

•	unanticipated costs or liabilities associated with the acquisition;

•	incurrence of acquisition-related costs;

•	diversion of management’s attention from other business concerns;

•	harm to our existing business relationships with business partners and customers as a result of the acquisition;

•	the potential loss of key employees;

•	use of resources that are needed in other parts of our business; and

•	use of substantial portions of our available cash to consummate the acquisition.

In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill and other intangible assets, which must be assessed for impairment at least annually. In the future, if our acquisitions do not yield expected returns, we may be required to take charges to our operating results based on this impairment assessment process, which could harm our results of operations.

Acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our operating results. In addition, if an acquired business fails to meet our expectations, our operating results, business and financial condition may suffer.

We might require additional capital to support business growth, and this capital might not be available on acceptable terms, or at all.

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to expand sales and marketing activities, develop new features and modules to enhance our existing application suite, to enhance our operating infrastructure and to acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which might make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly limited.

Our business is subject to changing regulations regarding corporate governance and public disclosure that will increase both our costs and the risk of noncompliance.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act, and rules subsequently implemented by the SEC and the NYSE, have imposed a variety of new requirements and restrictions on public companies, including requiring changes in corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these new compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly.

The increased costs associated with operating as a public company will increase our net losses, and may cause us to reduce costs in other areas of our business or increase the prices of our application suite to offset the effect of such increased costs. Additionally, if these requirements divert our management’s attention from other business concerns, they could have a material adverse effect on our business, financial condition and results of operations.

Changes in financial accounting standards or practices may cause adverse, unexpected financial reporting fluctuations and affect our reported results of operations.

A change in accounting standards or practices can have a significant effect on our reported results and may even affect our reporting of transactions completed before the change is effective. New accounting pronouncements and varying interpretations of accounting pronouncements have occurred and may occur in the future. Changes to existing rules or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business.

Risks Related to this Offering and Ownership of Our Common Stock

There has been no prior market for our common stock, our stock price may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

There has been no public market for our common stock prior to this offering. The initial public offering price for our common stock will be determined through negotiations between the underwriters, us and the selling stockholders and may vary from the market price of our common stock following this offering. If you purchase shares of our common stock in this offering, you may not be able to resell those shares at or above the initial public offering price. An active or liquid market in our common stock may not develop upon completion of this offering or, if it does develop, may not be sustainable. The trading prices of the securities of technology companies have been and are expected to continue to be highly volatile. The market price of our common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•	price and volume fluctuations in the overall stock market;

•	changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;

•	actual or anticipated fluctuations in our operating results;

•	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•	changes in financial estimates by any securities analysts who follow our company, our failure to meet these estimates, or failure of those analysts to initiate or maintain coverage of our stock;

•	rating downgrades by any securities analysts who follow our company;

•	announcements by us or our competitors of significant technical innovations, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	the public’s response to our press releases or other public announcements, including our filings with the SEC;

•	market conditions or trends in our industry or the economy as a whole;

•	the loss of key personnel;

•	lawsuits threatened or filed against us;

•	future sales of our common stock by our executive officers, directors and significant stockholders; and

•	other events or factors, including those resulting from war, incidents of terrorism or responses to these events.

In addition, the stock markets have experienced significant price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many technology companies. Stock prices of many technology companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have instituted securities class action litigation following a decline in stock price. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business and adversely affect our business, operating results and financial condition.

A significant portion of our total outstanding shares may be sold into the market in the near future. If there are substantial sales of shares of our common stock, the price of our common stock could decline.

The price of our common stock could decline if there are substantial sales of our common stock or if there is a large number of shares of our common stock available for sale. After this offering, we will have           outstanding shares of our common stock, based on the number of shares outstanding as of June 30, 2007. This includes the shares that we are selling in this offering, which may be resold in the public market immediately. The remaining 39,551,533 shares, or     %, of our outstanding shares after this offering are currently restricted as a result of market standoff and/or lock-up agreements but will be able to be sold in the near future as set forth below.

Number of Shares	Date Available for Sale into Public Market

no shares	Immediately after this offering.

39,551,533 shares	181 days after the date of this prospectus, of which 34,505,848 shares will be subject to the limitations under Rule 144 or 701, of which 241,834 shares will be unvested and subject to our right of repurchase.

After this offering, the holders of an aggregate of 32,546,079 shares of our common stock and the holder of a warrant to purchase 499,535 shares of common stock will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or our stockholders. All of these shares are subject to market standoff and/or lock-up agreements restricting their sale for 180 days after the date of this prospectus. We also intend to register all of our shares of common stock that we have issued and may issue under our employee equity incentive plans. Once we register these shares, they will be able to be sold freely in the public market upon issuance, subject to existing market standoff and/or lock-up agreements. Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co. may, in their sole discretion, permit our officers, directors, employees and current stockholders who are subject to the 180-day contractual lock-up to sell shares prior to the expiration of the lock-up agreements.

The 180-day restricted period under the lock-up agreements with the underwriters will be automatically extended if: (1) during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. See “Shares Eligible for Future Sale” for a discussion of these and other transfer restrictions.

The market price of the shares of our common stock could decline as a result of sales of a substantial number of our shares in the public market or the perception in the market that the holders of a large number of shares intend to sell their shares.

As a new investor, you will experience substantial dilution as a result of this offering and future equity issuances.

The initial public offering price per share is substantially higher than the pro forma net tangible book value per share of our common stock outstanding prior to this offering. As a result, investors purchasing common stock in this offering will experience immediate substantial dilution of $      per share, based on an assumed initial public offering price of $      per share, which is the midpoint of the range of the initial public offering price listed on the cover page of this prospectus. In addition, we have issued stock options and warrants to acquire common stock at prices significantly below the initial public offering price. As of June 30, 2007, there were 7,405,674 shares of common stock subject to outstanding stock options at a weighted-average exercise price of approximately $1.45 per share and 420,441 shares of common stock subject to outstanding warrants at an exercise price of approximately $4.80 per share. To the extent outstanding stock options and warrants are ultimately exercised, there will be further dilution to investors in this offering. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares of common stock. For additional information, please see “Dilution.”

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

We cannot specify with any certainty the particular uses of the net proceeds that we will receive from this offering other than the repayment of our debt. Our management will have broad discretion in the application of the net proceeds, including working capital, possible acquisitions and other general corporate purposes. Our stockholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds. The failure by our management to apply these funds effectively could harm our business and financial condition. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value. These investments may not yield a favorable return to our investors.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We currently do not have and may never obtain research coverage by securities analysts, and industry analysts that currently cover us may cease to do so. If no securities analysts commence coverage of our company, or if industry analysts cease coverage of our company, the trading price for our stock would be negatively impacted. In the event we obtain securities analyst coverage, if one or more of the analysts who cover us downgrade our stock or publish inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our stock could decrease, which might cause our stock price and trading volume to decline.

Our directors, executive officers and principal stockholders will continue to have substantial control over us after this offering and could delay or prevent a change in corporate control.

After this offering, our directors, executive officers and holders of more than 5% of our common stock, together with their affiliates, will beneficially own, in the aggregate, approximately     % of our outstanding common stock. As a result, these stockholders, acting together, would have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, these stockholders, acting together, would have the ability to control the management and affairs of our company. Accordingly, this concentration of ownership might harm the market price of our common stock by:

•	delaying, deferring or preventing a change in our control;

•	impeding a merger, consolidation, takeover or other business combination involving us; or

•	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us.

Delaware law and provisions in our restated certificate of incorporation and restated bylaws that will become effective upon completion of this offering could make a merger, tender offer or proxy contest difficult, which could depress the trading price of our common stock.

We are a Delaware corporation and the anti-takeover provisions of Delaware law may discourage, delay or prevent a change of control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder, even if a change of control would be beneficial to our existing stockholders. In addition, our restated certificate of incorporation and restated bylaws that will become effective immediately following the completion of this offering will contain provisions that may make the acquisition of our company more difficult without the approval of our Board of Directors, including the following:

•	our Board of Directors will be classified into three classes of directors with staggered three-year terms;

•	only our Chairperson of the Board of Directors, our Chief Executive Officer, our President or a majority of our Board of Directors will be authorized to call a special meeting of stockholders;

•	our stockholders will only be able to take action at a meeting of stockholders and not by written consent;

•	vacancies on our Board of Directors will be able to be filled only by our Board of Directors and not by our stockholders;

•	our restated certificate of incorporation will authorize undesignated preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval; and

•	advance notice procedures will apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders.

For information regarding these and other provisions, please see “Description of Capital Stock.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements. All statements contained in this prospectus other than statements of historical facts, including statements regarding our future results of operations and financial position, our business strategy and plans and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend” and “expect” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in “Risk Factors.” In light of these risks, uncertainties and assumptions, the future events and trends discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are under no duty to update any of these forward-looking statements after the date of this prospectus to conform these statements to actual results or revised expectations.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of the common stock that we are offering will be approximately $      million, assuming an initial public offering price of $      per share, the midpoint of the range listed on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ over-allotment option is exercised in full, we estimate that our net proceeds will be approximately $      million. A $1.00 increase (decrease) in the assumed initial public offering price of $      per share would increase (decrease) the net proceeds to us from this offering by $      million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting estimated underwriting discounts and commissions payable by us. We will not receive any proceeds from the sale of shares by the selling stockholders.

The principal purposes of this offering are to increase public awareness of our company and improve our competitive position, obtain additional capital, create a public market for our common stock and facilitate our future access to the public equity markets. We intend to use a portion of the net proceeds to repay in full the principal and accrued interest on our outstanding indebtedness, which was approximately $10.4 million as of June 30, 2007 and bore interest at a rate of 8.5% per annum, together with related prepayment fees of approximately $0.2 million. We also borrowed an additional $10.0 million under our existing loan and security agreement subsequent to June 30, 2007 and intend to repay that amount with the proceeds from this offering. The loan plus accrued interest is due and payable on June 1, 2010. We expect to use our remaining net proceeds from this offering for general corporate purposes and working capital, including potential investments in technologies, applications, software or assets, and acquisition of companies that complement our business. We used the proceeds of the $10.0 million borrowed under the loan and security agreement to provide us with working capital.

We have no present negotiations or current agreements or commitments with respect to any material acquisitions. Our management will have broad discretion in the application of the net proceeds from this offering, and investors will be relying on the judgment of our management regarding the application of these proceeds.

The amount and timing of our actual expenditures will depend on numerous factors, including the cash used or generated in our operations, the status of our development efforts, the level of our sales and marketing activities, technological advances and competitive pressures. We, therefore, cannot estimate the amount of net proceeds that we receive in this offering which will be used for any of the purposes described above. Pending the use of proceeds from this offering, we intend to invest the proceeds in a variety of short-term, interest-bearing, investment grade securities.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Any future determination to pay dividends on our capital stock will be at the discretion of our Board of Directors and will depend on our financial condition, results of operations, capital requirements and other factors that our Board of Directors considers relevant. In addition, our loan and security agreement with Lighthouse Capital Partners V, L.P. restricts our ability to pay dividends.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and marketable securities and capitalization as of June 30, 2007, as follows:

•	on an actual basis;

•	on a pro forma basis to give effect to (1) the conversion of all outstanding shares of our convertible preferred stock into common stock upon the closing of this offering and (2) the reclassification of the convertible preferred stock warrant liability to additional paid-in-capital upon the conversion of existing convertible preferred stock warrants into warrants to purchase shares of our common stock upon the closing of this offering; and

•	on a pro forma as adjusted basis to give effect to (1) the issuance and sale by us of shares of common stock in this offering at an assumed initial public offering price of $ per share, the midpoint of the range on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, (2) the repayment in full of the outstanding principal and accrued interest, which was $10.4 million as of June 30, 2007, on our loan from Lighthouse Capital Partners V, L.P., together with approximately $0.2 million of prepayment fees and (3) the expensing of debt issuance and related costs of $1.2 million for this loan. We also borrowed an additional $10.0 million under our existing loan and security agreement subsequent to June 30, 2007 and intend to repay that amount with the proceeds from this offering.

You should read this table in conjunction with the sections entitled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of June 30, 2007
			Pro Forma As
	Actual	Pro Forma	Adjusted
	(unaudited)
	(in thousands, except per share data)

Cash, cash equivalents and marketable securities(1)	$9,537	$9,537	$

Long-term debt	$10,191	$10,191		$—
Convertible preferred stock warrant liability	2,761	—		—
Convertible preferred stock, $0.001 par value; 33,143 shares authorized, 32,546 shares issued and outstanding (actual); no shares authorized, issued or outstanding (pro forma and pro forma as adjusted)	45,289	—		—
Stockholders’ (deficit) equity:
Common stock, $0.001 par value; 50,400 shares authorized, 3,557 shares issued and outstanding (actual); shares authorized, 36,103 shares issued and outstanding (pro forma) and shares issued and outstanding (pro forma as adjusted)	7	40
Preferred stock, $0.001 par value; no shares authorized, issued or outstanding (actual); shares authorized, no shares issued or outstanding (pro forma or pro forma as adjusted)	—	—		—
Additional paid-in capital(1)	2,970	50,987
Notes receivable from stockholders	(7)	(7)		(7)
Accumulated other comprehensive income	15	15		15
Accumulated deficit	(94,841)	(94,841)		(94,841)

Total stockholders’ (deficit) equity(1)	(91,856)	(43,806)

Total capitalization(1)	$(33,615)	$(33,615)	$

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per share would increase (decrease) each of cash, cash equivalents and marketable securities, additional paid-in capital, total stockholders’ equity and total capitalization by $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions payable by us.

The table and discussion above exclude the following:

•	7,405,674 shares of common stock issuable upon the exercise of stock options outstanding as of June 30, 2007, at a weighted-average exercise price of approximately $1.45 per share;

•	5,766,900 shares of common stock issuable upon the exercise of stock options granted between July 1, 2007 and October 18, 2007, at a weighted-average exercise price of approximately $8.59 per share;

•	420,441 shares of common stock issuable upon the exercise of warrants outstanding as of June 30, 2007, at an exercise price of approximately $4.80 per share, of which a warrant to purchase 4,162 shares of common stock was exercised subsequent to June 30, 2007;

•	83,256 shares of common stock issuable upon the exercise of a warrant issued subsequent to June 30, 2007, at an exercise price of approximately $4.80 per share; and

•	3,447,947 shares of common stock that were legally issued and outstanding but were not included in stockholders’ deficit as of June 30, 2007 pursuant to accounting principles generally accepted in the United States, of which 532,000 shares were subject to a right of repurchase by us.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.

Our pro forma net tangible book value as of June 30, 2007 was $(42.9) million, or $(1.24) per share of common stock. Our pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of our common stock outstanding as of June 30, 2007, after giving effect to (1) the automatic conversion of all outstanding shares of our convertible preferred stock into common stock upon the closing of this offering and (2) the reclassification of the convertible preferred stock warrant liability to additional paid-in-capital upon the conversion of these warrants to purchase shares of our convertible preferred stock into warrants to purchase shares of our common stock upon the closing of this offering.

After giving effect to (1) our sale in this offering of           shares of common stock at an assumed initial public offering price of $      per share, the midpoint of the range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, (2) the repayment in full of the outstanding principal and accrued interest, which was $10.4 million as of June 30, 2007, on our loan from Lighthouse Capital Partners V, L.P., together with approximately $0.2 million of prepayment fees and (3) the expensing of debt issuance and related costs of approximately $1.2 million for this loan, our pro forma as adjusted net tangible book value as of June 30, 2007 would have been approximately $      million, or $      per share of common stock. This represents an immediate increase in pro forma net tangible book value of $      per share to our existing stockholders and an immediate dilution of $      per share to investors purchasing shares in this offering. We also borrowed an additional $10.0 million under our existing loan and security subsequent to June 30, 2007 and intend to repay that amount with the proceeds from this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of June 30, 2007	$(1.24)
Increase in pro forma net tangible book value per share attributable to investors purchasing shares in this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution in pro forma net tangible book value per share to investors in this offering		$

If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value per share after this offering would be approximately $      per share, and the dilution in pro forma as adjusted net tangible book value per share to investors purchasing shares in this offering would be approximately $      per share.

The following table summarizes, as of June 30, 2007, the differences between the number of shares of common stock purchased from us, after giving effect to the conversion of our convertible preferred stock into common stock, the total cash consideration paid to us and the average price per share paid by our existing stockholders and by our new investors purchasing shares in this offering at the assumed initial public offering price of $      per share, the midpoint of the range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased			Total Consideration(1)				Average Price
	Number	Percent		Amount		Percent		Per Share

Existing stockholders	36,103,586		%		$45,774,000		%	$1.27
New investors

Total		100.0%		$		100.0%

(footnote appears on following page)

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per share would increase (decrease) total consideration paid by new investors by $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions.

If the underwriters exercise their over-allotment option in full, our existing stockholders would own     % and our new investors would own     % of the total number of shares of our common stock outstanding after this offering.

The table and discussion above exclude the following:

•	7,405,674 shares of common stock issuable upon the exercise of stock options outstanding as of June 30, 2007, at a weighted-average exercise price of approximately $1.45 per share;

•	5,766,900 shares of common stock issuable upon the exercise of stock options granted between July 1, 2007 and October 18, 2007, at a weighted-average exercise price of approximately $8.59 per share;

•	420,441 shares of common stock issuable upon the exercise of warrants outstanding as of June 30, 2007, at an exercise price of approximately $4.80 per share, of which a warrant to purchase 4,162 shares of common stock was exercised subsequent to June 30, 2007;

•	83,256 shares of common stock issuable upon the exercise of a warrant issued subsequent to June 30, 2007, at an exercise price of approximately $4.80 per share; and

•	3,447,947 shares of common stock that were legally issued and outstanding but were not included in stockholders’ deficit as of June 30, 2007 pursuant to accounting principles generally accepted in the United States, of which 532,000 shares were subject to a right of repurchase by us.

To the extent outstanding stock options or warrants are exercised, there will be further dilution to new investors.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. We have derived the selected consolidated statement of operations data for the years ended December 31, 2004, 2005 and 2006 and the selected consolidated balance sheet data as of December 31, 2005 and 2006 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the selected consolidated statement of operations data for the year ended December 31, 2003 and the selected consolidated balance sheet data as of December 31, 2003 and 2004 from our audited consolidated financial statements not included in this prospectus. We have derived the selected consolidated statement of operations data for the year ended December 31, 2002 and the selected consolidated balance sheet data as of December 31, 2002 from our unaudited consolidated financial statements not included in this prospectus. We have derived the consolidated statement of operations data for the six months ended June 30, 2006 and 2007 and the consolidated balance sheet data as of June 30, 2007 from our unaudited consolidated financial statements and related notes included elsewhere in this prospectus. The unaudited consolidated financial statements include, in the opinion of management, all adjustments, which include only normal recurring adjustments, that management considers necessary for the fair presentation of the financial information set forth in those statements.

Our historical results are not necessarily indicative of the results to be expected for any future period, and the results for the six months ended June 30, 2007 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2007.

						Six Months
	Year Ended December 31,					Ended June 30,
	2002	2003	2004	2005	2006	2006	2007
	(unaudited)					(unaudited)
	(in thousands, except per share data)

Consolidated Statement of Operations Data:
Revenue	$2,461	$4,122	$10,217	$13,028	$32,570	$12,905	$27,395
Cost of revenue(1)	1,502	2,652	4,273	7,635	14,401	6,467	10,737

Gross profit	959	1,470	5,944	5,393	18,169	6,438	16,658

Operating expenses:(1)
Sales and marketing	1,505	2,805	5,782	16,540	32,317	13,720	29,308
Research and development	815	1,484	3,510	6,120	10,622	4,695	7,221
General and administrative	996	1,562	1,833	3,624	7,483	3,146	7,304

Total operating expenses	3,316	5,851	11,125	26,284	50,422	21,561	43,833

Loss from operations	(2,357)	(4,381)	(5,181)	(20,891)	(32,253)	(15,123)	(27,175)
Interest and other income (expense), net(2)	(249)	1,230	(31)	80	249	(41)	(1,748)

Loss before provision for income taxes	2,606	(3,151)	(5,212)	(20,811)	(32,004)	(15,164)	(28,923)
Provision for income taxes	—	(3)	(81)	(9)	(42)	(16)	(59)

Net loss	$(2,606)	$(3,154)	$(5,293)	$(20,820)	$(32,046)	$(15,180)	$(28,982)

Net loss per common share,
basic and diluted	$(7.45)	$(6.04)	$(5.38)	$(14.29)	$(13.39)	$(7.15)	$(9.44)

Shares used in computing net loss per common share, basic and diluted	350	522	983	1,457	2,393	2,122	3,071

Pro forma net loss per common share, basic and diluted(3)(unaudited)					$(0.97)		$(0.78)

Shares used in computing pro forma net loss per common share, basic and diluted(3) (unaudited)					32,957		35,617

(footnotes appear on following page)

(1)	Includes stock-based compensation expenses in accordance with SFAS No. 123(R) as follows:

						Six Months
	Year Ended December 31,					Ended June 30,
	2002	2003	2004	2005	2006	2006	2007
	(unaudited)					(unaudited)
	(in thousands)

Cost of revenue	$1	$4	$7	$22	$94	$36	$121
Sales and marketing	1	3	41	129	351	123	480
Research and development	2	4	11	26	77	24	130
General and administrative	6	34	16	34	295	81	297

(2)	Interest and other income (expense), net in 2003 included a gain on extinguishment of debt of $1.3 million.

(3)	See note 8 of the notes to our consolidated financial statements for a description of how we compute pro forma basic and diluted net loss per common share.

						As of
	As of December 31,					June 30,
	2002	2003	2004	2005	2006	2007
	(unaudited)					(unaudited)
	(in thousands)

Consolidated Balance Sheet Data:
Cash, cash equivalents and marketable securities	$1,305	$4,568	$ 6,652	$ 7,702	$ 26,172	$9,537
Working capital (deficit)	(672)	(1,623)	3,048	(4,290)	(5,087)	(32,119)
Total assets	4,354	8,760	14,573	21,752	60,744	48,329
Deferred revenue, current and long-term	2,365	6,923	10,841	25,212	52,354	63,592
Long-term debt	3,409	—	—	—	9,711	10,191
Convertible preferred stock warrant liability	—	—	—	—	1,496	2,761
Convertible preferred stock	2,103	7,003	11,941	20,383	45,289	45,289
Total stockholders’ deficit	(4,247)	(7,339)	(12,531)	(33,089)	(64,095)	(91,856)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of our operations should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this prospectus. In addition to historical consolidated financial information, this discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to these differences include, but are not limited to, those identified below, and those discussed in the section titled “Risk Factors” included elsewhere in this prospectus.

Overview

SuccessFactors provides on-demand performance and talent management software that enables organizations to optimize the performance of their people to drive business results. Our application suite includes the following modules and capabilities: Performance Management; Goal Management; Compensation Management; Succession Management; Learning and Development; Recruiting Management; Analytics and Reporting; Employee Profile; 360-Degree Review; Employee Survey; and proprietary and third-party content. We deliver our application suite to organizations of all sizes across all industries and geographies. Since we were formed in 2001, our customer base has grown to over 1,400 customers, across over 60 industries with more than two million end users in over 150 countries using our application suite in 18 languages.

We sell subscriptions to our application suite pursuant to agreements that cover a specified number of modules and a specified number of users per module. Our customer agreements typically have terms of one to three years, with some agreements having durations of up to five years. We provide configuration services, typically for a fixed fee, and other consulting services. We also offer standard customer support services as part of our subscriptions, with enhanced levels of support available for additional fees. We recognize revenue for all of these services ratably over the term of the subscription agreement.

We generally invoice our customers on an annual basis even if the term of the subscription agreement is longer than one year. Amounts that have been invoiced but that have not yet been recognized as revenue are typically recorded as deferred revenue. Accordingly, total contract value not yet invoiced is not reflected on our consolidated balance sheet as deferred revenue.

Our backlog consists of the portion of future subscription fees under non-cancellable subscription agreements that have not been invoiced and accordingly are not reflected in deferred revenue. We generally invoice for fees one year in advance. Accordingly, fees to be received from customers that subscribe to our application suite for a term of one year would not be represented in backlog. For agreements with a term of more than one year, backlog initially represents the future subscription fee commitments that are payable more than one year after the initial invoice for the first 12 months of service. When a subsequent invoice for the succeeding 12 months of service is sent to a customer, the amount invoiced then is reflected in our deferred revenue, with the backlog amount decreasing by a like amount. Also excluded from backlog are fees for our other services, such as configuration services, which are reflected as current deferred revenue for the amount expected to be recognized within the following 12 months, and non current deferred revenue for the remainder. Typically, our initial agreements with larger customers tend to have longer terms, while renewal agreements and our initial agreements with small-sized customers typically have shorter durations. As of June 30, 2007, we had backlog of approximately $59.9 million compared with backlog of approximately $42.7 million as of December 31, 2006 due largely to the increased number of new customers. Because revenue for any period is a function of revenue recognized from deferred revenue and backlog under contracts in existence at the beginning of the period as well as contract renewals and new customer contracts during the period, backlog at the beginning of any period is not necessarily indicative of future performance. Our presentation of backlog may differ from other companies in our industry.

Costs associated with generating customer agreements are generally incurred up front. These upfront costs exclude direct incremental sales commissions, which are recognized ratably over the term of the customer agreement. Although we expect customers to be profitable over the duration of the customer relationship, in earlier periods these upfront costs may exceed related revenue. Accordingly, an increase in the mix of new customers as a percentage of total customers will initially negatively impact our operating results. On the other hand, we expect that a decrease in the mix of new customers as a percentage of total customers will positively impact our operating results. Based on an analysis of the customers that we added in 2004, we recognized revenue from subscriptions to our software of approximately $1.1 million in the aggregate from these customers in 2004 and we incurred significant costs during 2004 to generate this revenue and support these customers, creating a significant negative contribution margin, as defined below, from these customers in 2004. During the nine months ended September 30, 2007, we recognized revenue from subscriptions to our software of approximately $3.9 million in the aggregate from the customers that were added in 2004, including revenue from renewals and licensing of additional modules and users, and we estimate that our costs to support these customers and generate this revenue during that nine month period were approximately $1.3 million, resulting in a contribution margin of approximately 68%. We define contribution margin for a period as the excess of the revenue recognized from subscriptions to our software from these customers for the period over the estimated expenses for the period associated with, in the case of 2004, adding these customers or, in the case of 2007, supporting these customers and renewing the contracts or licensing them additional modules and users, expressed as a percentage of associated revenue. We estimated the expenses of supporting these customers and generating this revenue based on an analysis of personnel time, costs from operational areas and overhead associated with that time and those costs. Although we believe the estimates and assumptions we used to estimate the expenses are reasonable, the estimated expenses and resulting contribution margin could vary significantly from the amounts disclosed above had we used different estimates and assumptions. Moreover, we cannot assure you that we will experience similar contribution margins from customers added in other years or in future periods. You should not rely on the estimated expenses or contribution margin as being indicative of our future performance. Because the size of our customer base has grown substantially in recent periods and we expect to continue to add new customers, we expect that at many times, large numbers of our customers could be in the early stages of their subscription period. Accordingly, we may not generate positive contribution margins across our total customer base. In addition, we may not achieve profitability even if we generate positive contribution margins from customers. We encourage you to read our consolidated financial statements that are included in this prospectus.

We generate sales primarily through our global direct sales organization and, to a much lesser extent, indirectly through channel partners, with sales through channel partners constituting less than 10% of revenue in 2005, 2006 and the six months ended June 30, 2007. For 2005, 2006 and the six months ended June 30, 2007, we did not have any single customer that accounted for more than 5% of our revenue. Historically, we primarily targeted our sales and marketing efforts at large enterprises, and beginning in 2004, we expanded our sales and marketing efforts to also target small and mid-sized organizations.

Historically, most of our revenue has been from sales of our application suite to organizations located in the United States. For 2005, 2006 and the six months ended June 30, 2007, the percentage of our revenue generated from customers in the United States was 96%, 93% and 93%, respectively. As part of our growth strategy, we expect the percentage of our revenue generated outside of the United States to continue to increase as we invest in and enter new markets.

We have historically experienced significant seasonality in sales of subscriptions to our application suite, with a higher percentage of our customers renewing or entering into new subscription agreements in the fourth quarter of the year. Also, a significant percentage of our customer agreements within a given quarter are typically entered into during the last month of a quarter. To date, we have derived a substantial majority of our historical revenue from sales of our Performance Management and Goal Management modules, but the percentage of revenue from these modules has decreased over time as customers have purchased additional modules that we have introduced.

We have experienced rapid growth in recent periods. Our customer base has grown from 176 customers at December 31, 2004 to over 1,400 customers as of June 30, 2007. Our revenue has increased from $4.1 million in 2003 to $32.6 million in 2006, representing a compound annual growth rate of approximately 100%. For the six months ended June 30, 2007, our revenue was $27.4 million, which represented an increase of approximately 112% from the six months ended June 30, 2006. As of June 30, 2007, we had deferred revenue of $63.6 million.

Our operating expenses have also increased substantially during 2005 and 2006 and the six months ended June 30, 2007, as we have invested heavily in sales and marketing in order to increase our customer base, with sales and marketing expenses generally exceeding the amount of our revenue in historical periods. During this period, we increased our marketing efforts directed at small and medium-sized organizations. As a result, demand from these customers has increased at a faster rate than our traditional enterprise customers. Because these smaller customers tend to have smaller purchases, revenue has not grown at the same rate as the number of our customers. We have also incurred significant losses since inception. Our net loss increased from $5.3 million in 2004 to $20.8 million in 2005 to $32.0 million in 2006 and we had a net loss of $29.0 million for the six months ended June 30, 2007.

We believe the market for performance and talent management is large and underserved. Accordingly, we plan to incur significant additional operating expenses, particularly for sales and marketing activities, to pursue this opportunity. We expect operating losses to continue to increase as we intend to continue to aggressively pursue new customers for the foreseeable future. We also anticipate increased operating expenses in other areas as we expect to incur additional general and administrative expenses as a result of becoming a public company and as we continue to expand our business.

Sources of Revenue

We generate revenue from subscription fees from customers accessing our application suite and other services fees, which primarily consist of fees for configuration services and, to a lesser extent, fees for enhanced support and other services. Our subscription agreements are noncancelable, though customers typically have the right to terminate their agreements for cause if we fail to perform. During 2004, 2005 and 2006 and the six months ended June 30, 2007, our customer retention rate was greater than 90%, which rate excludes our Manager’s Edition application which provides us with an insignificant amount of revenue. We calculate our customer retention rate by subtracting our attrition rate from 100%. We calculate our attrition rate for a period by dividing the number of customers lost during the period by the sum of the number of customers at the beginning of the period and the number of new customers acquired during the period. Although historically there has been very little variability in our retention rates, any decrease in our retention rates would negatively impact our results of operations in future periods.

Cost of Revenue

Cost of revenue primarily consists of costs related to hosting our application suite and delivering our professional services. These costs include salaries, benefits, bonuses and stock-based compensation of our data center and professional services staff, outside service provider costs, data center and networking expenses, and allocated overhead and depreciation expenses. Prior to 2006, our cost of revenue also included amortization of acquired technology, which was fully amortized by the end of 2005. We allocate overhead such as rent, information technology costs and employee benefits costs to all departments based on relative headcount. As such, general overhead expenses are reflected in cost of revenue and each operating expense category. The costs associated with providing professional services are significantly higher as a percentage of revenue than the costs associated with delivering our application suite due to the labor costs associated with providing professional services. As such, the costs of implementing a new customer on our application suite or adding new modules for an existing customer are more significant than renewing a customer on existing modules.

Our cost of revenue has generally increased in absolute dollars and cost of revenue as a percentage of revenue has generally decreased during 2005 and 2006. Our cost of revenue as a percentage of revenue was 59% in 2005, 44% in 2006 and 39% in the six months ended June 30, 2007. We expect that in the future, cost of revenue will increase in absolute dollars as our revenue increases. We also expect that cost of revenue as a percentage of revenue will continue to decrease over time to the extent that a higher percentage of our revenue is attributable to renewals and we are able to achieve economies of scale in our business. However, cost of revenue as a percentage of revenue could fluctuate from period to period depending on growth of our professional services business and any associated costs relating to the delivery of professional services and the timing of significant expenditures. To the extent that our customer base grows, we intend to continue to invest additional resources in expanding the delivery capability of our application suite and other services. The timing of these additional expenses could affect our cost of revenue, both in terms of absolute dollars and as a percentage of revenue, in any particular quarterly or annual period.

Operating Expenses

We classify our operating expenses as follows:

Sales and Marketing.  Sales and marketing expenses consist primarily of personnel and related expenses for our sales and marketing staff, including salaries, benefits, bonuses and stock-based compensation, commissions, travel costs, and marketing and promotional events, corporate communications, advertising, other brand building and product marketing expenses, and allocated overhead. Our sales and marketing expenses have increased in absolute dollars each year. As a percentage of revenue, our sales and marketing expenses were 127% in 2005, 99% in 2006 and 107% in the six months ended June 30, 2007, primarily due to our ongoing substantial investments in customer acquisition. We intend to continue to invest heavily in sales and marketing and increase the number of direct sales personnel in order to add new customers and increase penetration within our existing customer base, build brand awareness, and sponsor additional marketing events. Accordingly, we expect sales and marketing expenses to increase in absolute dollars and continue to be our largest operating expense. Over the long term, we believe that sales and marketing expenses as a percentage of revenue will decrease, but vary depending on the mix of revenue from new and existing customers and from small, mid-sized and enterprise customers, as well as the productivity of our sales and marketing programs.

Research and Development.  Research and development expenses consist primarily of personnel and related expenses for our research and development staff, including salaries, benefits, bonuses and stock-based compensation, the cost of certain third-party service providers and allocated overhead. Research and development expenses as a percentage of revenue were 47% in 2005, 33% in 2006 and 26% in the six months ended June 30, 2007. We have focused our research and development efforts on expanding the functionality and enhancing the ease of use of our application suite. We expect research and development expenses to increase in absolute dollars in the future as we intend to release new features and functionality on a frequent basis, expand our content offerings and continue to localize our application suite in various languages, upgrade and extend our service offerings, and develop new technologies.

General and Administrative.  General and administrative expenses consist primarily of personnel and related expenses for executive, legal, finance and human resources, including wages, benefits, bonuses and stock-based compensation, professional fees, insurance premiums, other corporate expenses and allocated overhead. General and administrative expenses as a percentage of revenue were 28% in 2005, 23% in 2006 and 27% in the six months ended June 30, 2007. We expect general and administrative expenses to increase in absolute dollars as we continue to add finance, accounting and other administrative personnel and incur additional professional fees and other expenses resulting from continued growth and the compliance requirements of operating as a public company, including Section 404 of the Sarbanes-Oxley Act. We currently anticipate that we will be required to comply with Section 404 of the Sarbanes-Oxley Act for the year ending December 31, 2008.

Income Taxes

As part of the process of preparing our consolidated financial statements we are required to estimate our taxes in each of the jurisdictions in which we operate. We estimate actual current tax expense together with assessing temporary differences resulting from differing treatment of items, such as accruals and allowances not currently deductible for tax purposes. These differences result in deferred tax assets and liabilities, which are included in our consolidated balance sheets. In general, deferred tax assets represent future tax benefits to be received when certain expenses previously recognized in our consolidated statements of operations become deductible expenses under applicable income tax laws or loss or credit carry forwards are utilized. Accordingly, realization of our deferred tax assets is dependent on future taxable income against which these deductions, losses and credits can be utilized. We must assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not more likely than not, we must establish a valuation allowance.

Management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We recorded a full valuation allowance as of December 31, 2005 and 2006 and June 30, 2007, because, based on the available evidence, we believed at that time it was more likely than not that we would not be able to utilize all of our deferred tax assets in the future. We evaluate the realization of our deferred tax assets each quarter. We intend to maintain the valuation allowance until sufficient evidence exists to support the reversal of the valuation allowance. We make estimates and judgments about our future taxable income that are based on assumptions that are consistent with our plans and estimates. Should the actual amounts differ from our estimates, the amount of our valuation allowance could be materially impacted.

Critical Accounting Policies and Estimates

Our consolidated financial statements and the related notes included elsewhere in this prospectus are prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. In many instances, we could have reasonably used different accounting estimates, and in other instances changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ significantly from the estimates made by our management. On an ongoing basis, we evaluate our estimates and assumptions. To the extent that there are material differences between these estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected.

We believe that the following critical accounting policies involve a greater degree of judgment and complexity than our other accounting policies. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of operations.

Revenue Recognition

Revenue consists of subscriptions to our on-demand software and the provision of other services. We commence revenue recognition when: there is persuasive evidence of an arrangement; the subscription or services have been delivered to the customer; the collection of related fees is reasonably assured; and the amount of related fees is fixed or determinable.

Signed agreements are used as evidence of an arrangement. If cash is not collected in advance of services, we use our judgment to assess cash collectibility based on a number of factors, such as past collection history with the customer. If we determine that collectibility is not reasonably assured, we defer the revenue until collectibility becomes reasonably assured, generally upon receipt of cash. We also use our judgment to assess whether the fee is fixed or determinable based on the payment terms associated with the transaction and whether the sales price is subject to refund or adjustment. Our arrangements are generally noncancelable and fees paid under the arrangements are nonrefundable and do not contain general rights of return.

Our other services include configuration assistance, including installation and training related to our application suite. These other services are generally sold in conjunction with our subscriptions. Because we have determined that we do not have objective and reliable evidence of fair value for each element of our arrangements, these other services are not accounted for separately from our subscriptions. As these other services do not qualify for separate accounting, we recognize the other services revenue together with the subscription revenue ratably over the noncancelable term of the subscription agreement. The term typically commences on the later of the start date specified in the subscription arrangement, the “initial access date” of the customer’s instance in our production environment, or when all of the revenue recognition criteria have been met. We consider delivery to have occurred on the initial access date, which is the point in time that a customer is provided access to use our on-demand application suite. Evaluating objective and reliable evidence of fair value requires significant judgment. If we had determined that we had such evidence, the other services revenue would have been recognized as performed.

Accounting for Commission Payments

We defer commissions that are the incremental costs that are directly associated with noncancelable service contracts and consist of sales commissions paid to our direct sales force. The commissions are deferred and amortized over the noncancelable terms of the related customer agreements. The deferred commission amounts are recoverable from the future revenue streams under the customer agreements. We believe this is the appropriate method of accounting, as the commission costs are so closely related to the revenue from the customer agreements that they should be recorded as an asset and charged to expenses over the same period that the related revenue is recognized. If we did not defer these commission payments, we would expense them up front upon entering into the customer agreement. Amortization of deferred commissions is included in sales and marketing expenses.

During 2006, we capitalized $5.3 million of deferred commissions and amortized $2.0 million to sales and marketing expenses. During the six months ended June 30, 2007 we capitalized $2.5 million of commission expenses and amortized $1.6 million to sales and marketing expenses. As of June 30, 2007, deferred commissions on our consolidated balance sheet totaled $6.6 million.

Accounting for Stock-Based Awards

We adopted, retroactively to inception, Statement of Financial Accounting Standards No. 123(R), Accounting for Stock-Based Compensation, or SFAS No. 123(R), which requires all share-based payments to employees, including grants of stock options, to be measured based on the grant date fair value of the awards and recognized in our consolidated statement of operations over the period during which the employee is required to perform services in exchange for the award (generally over the vesting period of the award). We amortize the fair value of share-based payments on a straight-line basis. We have never capitalized stock-based employee compensation cost or recognized any tax benefits related to these costs.

To estimate the fair value of an award, we use the Black-Scholes pricing model. This model requires inputs such as expected term, expected volatility and risk-free interest rate. Further, the forfeiture rate also affects the amount of aggregate compensation. These inputs are subjective and generally require significant analysis and judgment to develop. We have generally used the simplified method in accordance with the provisions of Staff Accounting Bulletin No. 107, Share-Based Payment (SAB 107), or the SEC shortcut method, to calculate the expected term for employee grants and used the contractual life of ten years as the expected term for non-employee grants. In 2006, we used the SEC shortcut method to calculate the expected term for our employee grants, except in instances where we did not qualify for its use because the underlying stock option awards were not deemed to have been “at the money” for financial reporting purposes and, accordingly, did not qualify as “plan vanilla” options as defined by SAB 107. For these grants that did not qualify and for all grants during 2007, we calculated the expected term based on a study of publicly-traded industry peer companies and based on our historical experience from previous stock option grants. Because we have little information on the volatility of the price of our common stock as a result of having no trading history, we have estimated the volatility data based on a study of publicly-traded industry peer companies. For purposes of identifying those peer companies, we considered the industry, stage of development, size and financial leverage of potential comparable companies. We used judgment in selecting these companies, as well as in evaluating the available historical and implied volatility for these companies. Had we used the SEC shortcut method to determine the expected term for all of our stock option grants during 2006, our stock-based compensation expense would have increased by an insignificant amount. The estimated forfeiture rate is derived primarily from our historical data, and the risk-free interest rate is based on the yield available on U.S. Treasury zero-coupon issues similar in duration to the expected term of our stock options.

If in the future we determine that another method is more reasonable, or if another method for calculating these input assumptions is prescribed by authoritative guidance, and, therefore, should be used to estimate expected volatility or expected life, the fair value calculated for our stock options could change significantly. Higher volatility and longer expected lives result in an increase to stock-based compensation expense determined at the date of grant. In addition, quarterly changes in the estimated forfeiture rate can have a significant effect on reported stock-based compensation expense, as the cumulative effect of adjusting the rate for all expense amortization is recognized in the period the forfeiture estimate is changed. If a revised forfeiture rate is higher than the previously estimated forfeiture rate, an adjustment is made that will result in a decrease to the stock-based compensation expense recognized in the consolidated financial statements. If a revised forfeiture rate is lower than the previously estimated forfeiture rate, an adjustment is made that will result in an increase to the stock-based compensation expense recognized in the consolidated financial statements. These adjustments affect our cost of revenue; sales and marketing expense; research and development expense; and general and administrative expense.

The effect of forfeiture adjustments in 2006 and the six months ended June 30, 2007 was insignificant. We expect the potential impact from cumulative forfeiture adjustments to increase in future periods. We will continue to use judgment in evaluating the expected term, volatility and forfeiture rate related to our own stock-based compensation on a prospective basis, and incorporating these factors into the Black-Scholes pricing model.

Given the absence of an active market for our common stock prior to this offering, our Board of Directors determined the fair value of our common stock in connection with our grant of stock options and stock awards. Prior to May 2006, our Board of Directors did not obtain an unrelated third-party valuation of our common stock. Instead, our Board of Directors based its determinations on:

•	prices for our convertible preferred stock that we sold to outside investors in arm’s-length transactions, and the rights, preferences and privileges of our convertible preferred stock and our common stock;

•	our actual financial condition and results of operations during the relevant period;

•	developments in our business;

•	hiring of key personnel;

•	status of product development and sales efforts;

•	growth in customer bookings;

•	the status of strategic initiatives;

•	forecasts of our financial results and market conditions affecting our industry;

•	the fact that the stock option grants involved illiquid securities in a private company; and

•	the likelihood of achieving a liquidity event for the shares of common stock underlying the stock options, such as an initial public offering or sale of our company, given prevailing market conditions and our relative financial condition at the time of grant.

In May 2006, we engaged Financial Strategies Consulting Group, LLC (FSCG), an unrelated third-party valuation firm, to perform a contemporaneous valuation of our common stock in order to assist our Board of Directors in determining the fair value of our common stock. The initial valuation report valued our common stock as of May 16, 2006. Subsequently, our Board of Directors received updated contemporaneous valuation reports as of October 16, 2006, April 9, 2007, July 13, 2007 and September 10, 2007. In connection with the preparation of our consolidated financial statements in anticipation of a potential initial public offering, we also engaged FSCG to assist our Board of Directors in reassessing the fair market value of our common stock for financial reporting purposes through the provision of a valuation report that retrospectively valued our common stock as of December 31, 2006.

FSCG used the market-comparable approach and the income approach to estimate our aggregate enterprise value at each valuation date. The market-comparable approach estimates the fair market value of a company by applying market multiples of publicly-traded firms in the same or similar lines of business to the results and projected results of the company being valued. In addition, the business description and financial history of a company is evaluated before determining the publicly-traded firms to be used for the market-comparable approach. The income approach involves applying an appropriate risk-adjusted discount rate to projected debt-free cash flows, based on forecasted revenue and costs.

We prepared financial forecasts for each valuation report date used in the computation of the enterprise value for both the market-comparable approach and the income approach. The financial forecasts were based on assumed revenue growth rates that took into account our past experience and future expectations. The risks associated with achieving these forecasts were assessed in selecting the appropriate cost of capital rates, which ranged from 20% to 25%.

The average of the values derived under the market-comparable approach and the income approach resulted in an initial estimated value. The initial estimated value was then subjected to the probability weighted expected return method which derived the per share value utilizing a probability weighted scenario analysis. The per share value was based on four possible scenarios: liquidation scenario, IPO scenario, sale scenario and private company scenario. The per share value under each scenario was then probability weighted and the resulting weighted values per share were summed to determine the fair value per share of our common stock. In the liquidation scenario, sale scenario and private company scenario, the per share value was allocated taking into account the liquidation preferences and participation rights of our convertible preferred stock consistent with the method outlined in the AICPA Practice

Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. In the IPO scenario, it was assumed that all outstanding shares of our convertible preferred stock would convert to common stock. Over time, as we achieved certain milestones, the probabilities were adjusted accordingly, with the probability of a liquidity event such as an IPO or sale increasing from 25-30% and 10-15%, respectively, in May 2006 to 70-75% and 15-20%, respectively, in September 2007 while the probability of remaining a private company decreased accordingly from 50-65% in May 2006 to 5-15% in September 2007.

Also, we considered the fact that our stockholders cannot freely trade our common stock in the public markets. The estimated fair value of our common stock at each grant date reflected a non-marketability discount partially based on the anticipated likelihood and timing of a future liquidity event. The non-marketability discount was not applied in the IPO scenario. In addition, the non-marketability discount was not applied to cash in either the market-comparable approach or the income approach.

In the contemporaneous and retrospective valuations used to establish the fair value of our common stock, the non-marketability discount was 38% in May 2006 and decreased over time to 19% in September 2007. However, as the IPO scenario did not include a non-marketability discount, the effect of the non-marketability discount on the valuation declined over time from a weighted non-marketability discount of 21% in May 2006 to 7% in September 2007 when weighted over the four possible scenarios.

There is inherent uncertainty in these forecasts and projections and if we had made different assumptions and estimates than those described above, the amount of our stock-based compensation expense, net loss and net loss per share amounts could have been materially different.

Also in connection with the preparation of our consolidated financial statements, we reassessed the fair value of our common stock for financial reporting purposes at interim dates between the FSCG contemporaneous valuations. For these interim periods we adjusted the fair value based on market conditions and whether we achieved company milestones, secured new customers and hired key personnel, when we deemed appropriate. Over 2006 and the six months ended June 30, 2007, we had a number of developments in our business that we believe contributed to increases in the fair value of our common stock:

On May 16, 2006, we obtained a contemporaneous valuation from FSCG which we used in determining the fair value of our common stock as of May 17, July 21 and September 8, 2006. The valuation used a risk-adjusted discount of 25%, a non-marketability discount of 38% and an estimated time to a liquidity event of greater than 12 months. The expected outcomes were weighted more toward remaining as a private company (50-65%), with lower weights for an IPO (25-30%) and a sale (10-15%), and with the lowest weight given to a liquidation scenario (0-5%). This valuation indicated a fair value of $1.30 per share for our common stock. We reassessed the fair value per share of our common stock from $1.30 per share as of July 21, 2006 to $1.40 per share at September 8, 2006, due largely to the fact that our customer base had grown over this period, and continued to significantly increase. In addition, we had recently added our Learning and Development module in the second quarter of 2006.

On October 16, 2006, we obtained another contemporaneous valuation from FSCG in order to update the determination of the fair value for our common stock as of November 3, November 6, November 15 and December 7, 2006 and January 16, 2007. The valuation used a risk-adjusted discount of 25%, a non-marketability discount of 36% and an estimated time to a liquidity event of greater than 12 months. The expected outcomes were weighted more toward remaining as a private company (50-65%), with lower weights for an IPO (25-30%) and a sale (10-15%), and with the lowest weight given to a liquidation scenario (0-5%). This valuation indicated a fair value of $1.60 per share for our common stock. The increase in the fair value between September 8, 2006 and the date of this contemporaneous valuation relates mostly to our filling of an executive-level open position with the hiring of our Vice President, General Counsel and a release of additional features to our application suite during the third quarter of 2006.

On April 9, 2007, we obtained another contemporaneous valuation from FSCG which we used in determining the fair value of our common stock as of April 19, 2007 due to the proximity of the valuation date to the grant date. The valuation used a risk-adjusted discount of 25%, a non-marketability discount of 27% and an estimated time to a liquidity event between six and 12 months. The expected outcomes were then weighted more toward an IPO (50-60%), with lower weights for remaining as a private company (20-30%) and a sale (15-20%), and with the lowest weight given to a liquidation scenario (0-5%). This valuation indicated a fair value of $4.95 per share for our common stock. The increase in the fair value between the contemporaneous valuation performed on October 16, 2006 and the date of this contemporaneous valuation relates to the change in the weightings of the different probabilities more toward an IPO and away from remaining as a private company due to a change in the Board of Director’s outlook regarding the potential success and timing of an IPO. The increase also relates to continued significant increases in the number of our customers, reaching 1,118 as of December 31, 2006 and 1,300 as of March 31, 2007, and continued significant growth of our revenue during the fourth quarter of 2006 resulting in a change in management’s and the Board of Director’s future expectations due to faster than anticipated growth from rapid customer acquisition. We also hired our Chief Financial Officer and two other Vice Presidents and released the SMART Goal wizard, our Recruiting Management module, as well as other features during this period.

In connection with the preparation of our consolidated financial statements in anticipation of a potential initial public offering and due to the increase in value between the October 16, 2006 contemporaneous valuation and the April 9, 2007 contemporaneous valuation, we obtained a retrospective valuation of our common stock performed by FSCG as of December 31, 2006. The retrospective valuation used a risk-adjusted discount of 25%, a non-marketability discount of 34% and an estimated time to a liquidity event of greater than 12 months. The expected outcomes were still weighted more toward remaining as a private company (45-50%) with lower weights for an IPO (30-35%) and a sale (15-20%), with the lowest weight given to a liquidation scenario (0-5%), but the differences between the probability of remaining a private company and a sale or IPO are decreasing when compared to the probabilities used for the October 16, 2006 contemporaneous valuation. This retrospective valuation resulted in a reassessed fair value of $3.60 per share for our common stock as of December 31, 2006. We used this amount for the reassessed value for the stock option grant made on January 16, 2007 due to the proximity of the grant date to December 31, 2006 retrospective valuation.

Following the retrospective valuation performed as of December 31, 2006, we reviewed the fair value of our common stock used for stock option grants between this retrospective valuation and the contemporaneous valuation performed on October 16, 2006. During this review, it was determined that the fair values used for the grants of our stock options in November 2006 did not have to be reassessed. This decision was determined mostly due to the proximity of the timing between the November 3, 2006 grant and the date of the contemporaneous valuation on October 16, 2007 and the size of the grants on November 6 and 15, 2006 consisting of options to purchase 8,000 and 11,500 shares, respectively. In addition, we had high expectations for our growth in customers, bookings and revenues for the fourth quarter of 2006 and, at the time of the grants during November 2006, our results were progressing as planned. It was not until later in November and early December 2006 that the picture of the fourth quarter became more clear and we realized that customers, bookings and revenues were going to experience significant growth. As such, it was determined that the fair value of our common stock used for the grant of our stock options as of December 7, 2006 should be reassessed to $3.00 per share due to the significant growth of our revenues that were occurring at the time of grant.

On July 13, 2007, we obtained another contemporaneous valuation from FSCG which we used in determining the fair value of our common stock as of July 18 and 19, 2007 due to the proximity of the valuation date to the grant dates. The valuation used a risk-adjusted discount of 20%, a non-marketability discount of 19% and an estimated time to a liquidity event between 1 and 3 months. The expected outcomes were weighted more toward an IPO (60-65%), with lower weights for remaining as a private company (15-20%) and a sale (15-25%), and with no weight given to a liquidation scenario (0%). This valuation indicated a fair value of $8.50 per share for our common stock. The increase in the fair value between the contemporaneous valuation performed on April 9, 2007 and the date of this contemporaneous valuation relates to the change in the weightings of the different probabilities even more toward the IPO and away from remaining as a private company, our continued growth in the number of our customers from 1,300 as of March 31, 2007 to 1,400 as of June 30, 2007, and the continued growth in our revenue during the second quarter of 2007.

On September 10, 2007, we obtained another contemporaneous valuation from FSCG which we used in determining the fair value of our common stock as of September 14 and October 3, 2007. The valuation used a risk-adjusted discount of 20%, a non-marketability discount of 19% and an estimated time to a liquidity event between 1 and 3 months. The expected outcomes were weighted significantly more toward an IPO (70-75%), with lower weights for remaining as a private company (5-15%) and a sale (15-20%), and with no weight given to a liquidation scenario (0%). This valuation indicated a fair value of $8.75 per share for our common stock.

Information regarding our stock option grants to our employees and non-employees along with the exercise price, which equals the originally assessed fair value of the underlying common stock, and the reassessed fair value of the underlying common stock for stock options issued during 2006 and 2007 is summarized as follows:

	Shares	Exercise Price and
	Subject to	Original Fair	Reassessed Fair	Intrinsic
	Options	Value Per	Value Per	Value Per
Grant Date	Granted	Common Share	Common Share	Common Share
May 17, 2006	1,643,500	$1.30	$1.30	$—
July 21, 2006	255,500	1.30	1.30	—
September 8, 2006	1,041,500	1.30	1.40	0.10
November 3, 2006	779,000	1.60	1.60	—
November 6, 2006	8,000	1.60	1.60	—
November 15, 2006	11,500	1.60	1.60	—
December 7, 2006	714,000	1.60	3.00	1.40
January 16, 2007 (unaudited)(1)	251,500	1.60	3.60	2.00
April 19, 2007 (unaudited)	1,042,400	4.95	4.95	—
July 18, 2007 (unaudited)	1,521,100	8.50	8.50	—
July 19, 2007 (unaudited)	2,124,100	8.50	8.50	—
September 14, 2007 (unaudited)	1,521,700	8.75	8.75	—
October 3, 2007 (unaudited)	280,000	8.75	8.75	—

(1)	In August 2007, we offered the employees who were granted stock options on January 16, 2007 the right to modify the exercise price of those stock options from the originally assessed fair value of $1.60 per share to the reassessed fair value of $3.60 per share and to receive additional stock options equal to 20% of those stock options. As a result, holders of an aggregate of 190,500 options to purchase common stock had their exercise price increased to $3.60 per share and received additional stock options on September 14, 2007.

We recorded stock-based compensation of $0.1 million, $0.2 million, $0.8 million and $1.0 million during 2004, 2005 and 2006 and the six months ended June 30, 2007, respectively. In future periods, stock-based compensation expense is expected to increase as a result of our existing unrecognized stock-based compensation and as we issue additional equity-based awards to continue to attract and retain employees and non-employee directors. Additionally, SFAS No. 123(R) requires that we recognize compensation expense only for the portion of stock options that are expected to vest. If the actual rate of forfeitures differs from that estimated by management, we may be required to record adjustments to stock-based compensation expense in future periods. As of December 31, 2005 and 2006 and June 30, 2007, we had $0.7 million, $4.6 million and $5.6 million, respectively, of unrecognized stock-based compensation costs related to stock options granted under our 2001 Stock Option Plan. The unrecognized compensation cost is expected to be recognized over a weighted-average period of 2.6 years and 2.6 years as of December 31, 2006 and June 30, 2007, respectively.

Assuming the sale of shares contemplated by this offering is consummated at $      per share, which is the midpoint of the range set forth on the cover page of this prospectus, the aggregate intrinsic values of vested and unvested options to purchase shares of our common stock outstanding as of June 30, 2007 would be $      million and $      million, respectively.

Sales and Use Taxes

Historically, we have not collected sales and use taxes from our customers nor did we submit our sales and use taxes from the services that we provided to these customers to the appropriate authorities. Accordingly, we have established a reserve for these liabilities. A variety of factors could affect the liability, which factors include our estimated recovery of amounts from customers and any changes in relevant statutes in the various states in which we have done business. To the extent that the actual amount of our liabilities for sales and use taxes materially differs from the amount we have reserved on our consolidated balance sheet, our future results of operations and cash flows could be negatively affected.

Allowance for Doubtful Accounts

Based on a review of the current status of our existing accounts receivable and historical collection experience, we have established an estimate of our allowance for doubtful accounts. We make judgments as to our ability to collect outstanding receivables and provide allowances for the portion of receivables when collection becomes doubtful. Provisions are made based upon a specific review of all significant outstanding invoices. For those invoices not specifically reviewed, provisions are provided based on our collection history and current economic trends. As a result, if our actual collections are lower than expected, additional provisions for doubtful accounts may be needed and our future results of operations and cash flows could be negatively affected. Write-offs of accounts receivable and recoveries were insignificant during each of 2004, 2005 and 2006 and for the six months ended June 30, 2007.

Results of Operations

The following table sets forth selected consolidated statements of operations data for the specified periods as a percentage of revenue for each of those periods. The period-to-period comparison of financial results is not necessarily indicative of future results.

	Year Ended			Six Months
	December 31,			Ended June 30,
	2004	2005	2006	2006	2007
				(unaudited)

Revenue	100%	100%	100%	100%	100%
Cost of revenue	42	59	44	50	39

Gross margin	58	41	56	50	61

Operating expenses:
Sales and marketing	57	127	99	106	107
Research and development	34	47	33	36	26
General and administrative	18	28	23	24	27

Total operating expenses	109	201	155	167	160

Loss from operations	(51)	(160)	(99)	(117)	(99)
Interest and other income (expense), net	—	—	1	—	(7)

Loss before provision for income taxes	(51)	(160)	(98)	(118)	(106)

Provision for income taxes	(1)	—	—	—	—

Net loss	(52)%	(160)%	(98)%	(118)%	(106)%

Due to rounding to the nearest percent, totals may not equal the sum of the line items in the table above.

Six Months Ended June 30, 2006 and 2007

Revenue

	Six Months
	Ended June 30,
	2006	2007
	(unaudited)
	(in thousands)

Revenue	$12,905	$27,395

Revenue increased $14.5 million, or 112%, from the six months ended June 30, 2006 to the six months ended June 30, 2007, primarily due to a $5.6 million increase in new business, which we define as revenue from new customers, and a $8.9 million increase in revenue from existing customers, which includes renewals and subscriptions for additional modules and end users. As of June 30, 2007, we had over 1,400 customers, as compared to 609 at June 30, 2006.

Revenue from customers in the United States accounted for $25.4 million, or 93%, of revenue in the six months ended June 30, 2007, compared to $12.0 million, or 93%, of revenue in the six months ended June 30, 2006.

Cost of Revenue and Gross Margin

	Six Months
	Ended June 30,
	2006	2007
	(unaudited)
	(dollars in thousands)

Revenue	$12,905	$27,395
Cost of revenue	6,467	10,737

Gross profit	$6,438	$16,658

Gross margin	50%	61%

Cost of revenue increased $4.3 million, or 66%, from the six months ended June 30, 2006 to the six months ended June 30, 2007, primarily due to an increase of $2.3 million in employee-related costs, $0.8 million in professional and outside service costs, $0.3 million in data center costs and $0.2 million in allocated overhead costs. Gross margin increased from 50% for the six months ended June 30, 2006 to 61% for the six months ended June 30, 2007. This increase in gross margin was primarily due to higher revenue, increased renewals six months over six months, which have lower cost of revenue as a percentage of revenue, more efficient utilization of professional services personnel, and a larger customer base over which to spread fixed costs.

Sales and Marketing

	Six Months
	Ended June 30,
	2006	2007
	(unaudited)
	(dollars in thousands)

Sales and marketing	$13,720	$29,308
Percent of revenue	106%	107%

Sales and marketing expenses increased $15.6 million, or 114%, from the six months ended June 30, 2006 to the six months ended June 30, 2007, primarily due to an increase of $8.1 million in employee-related costs, primarily resulting from increased sales and marketing personnel, and $3.5 million in sales commission expenses as a result of increased revenue, $2.0 million in marketing and promotional spending, $0.7 million in increased travel and related expenses, $0.4 million in facilities and related costs resulting from additional sales offices, and $0.5 million in allocated overhead costs.

Research and Development

	Six Months
	Ended June 30,
	2006	2007
	(unaudited)
	(dollars in thousands)

Research and development	$4,695	$7,221
Percent of revenue	36%	26%

Research and development expenses increased $2.5 million, or 54%, from the six months ended June 30, 2006 to the six months ended June 30, 2007, primarily due to an increase of $2.0 million in employee-related costs as we increased our research and development headcount to support our growth, $0.3 million in professional and outside service costs and a $0.2 million increase in allocated overhead costs.

General and Administrative

	Six Months
	Ended June 30,
	2006	2007
	(unaudited)
	(dollars in thousands)

General and administrative	$3,146	$7,304
Percent of revenue	24%	27%

General and administrative expenses increased $4.2 million, or 132%, from the six months ended June 30, 2006 to the six months ended June 30, 2007, primarily due to an increase of $1.5 million in employee-related costs and an increase of $2.3 million in professional and outside service costs to support the growth in our business.

Interest and Other Income (Expense), Net

	Six Months
	Ended June 30,
	2006	2007
	(unaudited)
	(dollars in thousands)

Interest income	$104	$449
Interest expense	(143)	(889)
Other income (expense), net	(2)	(1,308)

Total	$(41)	$(1,748)

Percent of revenue	—%	(7)%

Interest income increased $0.3 million and interest expense increased $0.7 million from the six months ended June 30, 2006 to the six months ended June 30, 2007. The increase in interest income was primarily due to higher cash balances in the six months ended June 30, 2007 as compared to the same period in 2006. The increase in interest expense was primarily due to interest accrued on long-term debt and amortization expense related to warrants issued to a lender in connection with a loan and security agreement entered into in June 2006. The increase in other income (expense), net was due to an increase in the fair value of our outstanding convertible preferred stock warrants.

Year Ended December 31, 2004, 2005 and 2006

Revenue

	Year Ended December 31,
	2004	2005	2006
	(in thousands)

Revenue	$10,217	$13,028	$32,570

2005 Compared to 2006.  Revenue increased $19.5 million, or 150%, from 2005 to 2006, primarily due to a $12.2 million increase in new business and a $7.3 million increase in revenue from existing customers. As of December 31, 2006, we had 1,118 customers, as compared to 348 at December 31, 2005.

Revenue from customers in the United States accounted for $30.3 million, or 93%, of revenue in 2006, compared to $12.5 million, or 96%, of revenue in 2005.

2004 Compared to 2005.  Revenue increased $2.8 million, or 28%, from 2004 to 2005, primarily due to a $3.9 million increase in new business and a $2.1 million increase in revenue from existing customers. This increase was offset by the effect of the cancellation of a customer agreement in 2004 that accounted for 30% of our revenue in 2004. This agreement was cancelled when the customer was acquired. Upon cancellation, deferred revenue of approximately $3.1 million was recognized as revenue, shifting revenue into 2004 that would have otherwise been recognized in future periods. As of December 31, 2005, we had 348 customers, as compared to 176 at December 31, 2004.

Revenue from customers in the United States accounted for $12.5 million, or 96%, of revenue in 2005, compared to $10.1 million, or 99%, of revenue in 2004.

Cost of Revenue and Gross Margin

	Year Ended December 31,
	2004	2005	2006
	(dollars in thousands)

Revenue	$10,217	$13,028	$32,570
Cost of revenue	4,273	7,635	14,401

Gross profit	$5,944	$5,393	$18,169

Gross margin	58%	41%	56%

2005 Compared to 2006.  Cost of revenue increased $6.8 million, or 89%, from 2005 to 2006, primarily due to increases of $4.5 million in employee-related costs, $0.9 million in outsourced professional services costs, $0.5 million in data center-related costs and $0.4 million in allocated overhead costs, partially offset by $0.3 million for the completion in 2005 of the amortization of acquired technology. The increase in both internal and external professional services costs was the result of growing our capacity to meet the growth in new customers and an increase in the number of customers with more complex configuration requirements. Gross margin increased from 41% for 2005 to 56% for 2006. This increase in gross margin was primarily due to increased revenue, increased renewals, which have lower cost of revenue as a percentage of revenue, and a larger customer base over which to spread fixed costs.

2004 Compared to 2005.  Cost of revenue increased $3.4 million, or 79%, from 2004 to 2005, primarily due to increases of $2.5 million in employee-related costs and $1.3 million in spending for outsourced professional services, partially offset by lower partner referral fees and a decrease of $0.5 million in amortization expense for acquired technology. The increase in both internal personnel and external professional services resources was the result of growing our capacity to meet the growth in our customer base. Gross margin decreased from 58% for 2004 to 41% for 2005. Gross margin in 2004 was favorably impacted by the acceleration of revenue with no associated cost of revenue upon cancellation of the customer contract described above.

Sales and Marketing

	Year Ended December 31,
	2004	2005	2006
	(dollars in thousands)

Sales and marketing	$5,782	$16,540	$32,317
Percent of revenue	57%	127%	99%

2005 Compared to 2006.  Sales and marketing expenses increased $15.8 million, or 95%, from 2005 to 2006, primarily due to increases of $8.6 million in employee-related costs due to increased sales and marketing personnel, $1.6 million in marketing and promotional spending, $2.8 million in sales commission expenses as a result of increased revenue, $0.8 million of professional and outside service costs, $0.7 million in allocated overhead costs, and $0.5 million in increased travel and related expenses. The higher employee-related costs were primarily due to additional personnel in sales and marketing and expansion of international sales offices.

2004 Compared to 2005.  Sales and marketing expenses increased $10.8 million, or 186%, from 2004 to 2005, primarily due to increases of $6.4 million in employee-related costs, $1.6 million in sales commission expenses as a result of increased revenue, $1.7 million in marketing and promotional spending, and $0.8 million in professional and outside service costs. The higher employee-related costs were primarily due to additional personnel in sales and marketing.

Research and Development

	Year Ended December 31,
	2004	2005	2006
	(dollars in thousands)

Research and development	$3,510	$6,120	$10,622
Percent of revenue	34%	47%	33%

2005 Compared to 2006.  Research and development expenses increased $4.5 million, or 74%, from 2005 to 2006, primarily due to an increase of $4.1 million in employee-related costs as we increased personnel in research and development to expand the functionality and localize our application suite into various languages.

2004 Compared to 2005.  Research and development expenses increased $2.6 million, or 74%, from 2004 to 2005, primarily due to an increase of $2.3 million in employee-related costs as we increased personnel in research and development to expand the functionality of our application suite.

General and Administrative

	Year Ended December 31,
	2004	2005	2006
	(dollars in thousands)

General and administrative	$1,833	$3,624	$7,483
Percent of revenue	18%	28%	23%

2005 Compared to 2006.  General and administrative expenses increased $3.9 million, or 106%, from 2005 to 2006, primarily due to an increase of $2.3 million in employee-related costs and $1.5 million in professional and outside service costs. These increases were due to increased personnel and infrastructure and due to the incremental expenses of preparing to become a public company.

2004 Compared to 2005.  General and administrative expenses increased $1.8 million, or 98%, from 2005 to 2006, primarily due to increases of $0.9 million in employee-related costs and $0.5 million in spending for outside services to support the growth in our business.

Interest and Other Income (Expense), Net

	Year Ended December 31,
	2004	2005	2006
	(dollars in thousands)

Interest income	$30	$213	$637
Interest expense	(62)	(123)	(458)
Other income (expense), net	1	(10)	70

Total	$(31)	$80	$249

Percent of revenue	—%	1%	1%

2005 Compared to 2006.  Interest income increased $0.4 million from 2005 to 2006 and interest expense increased $0.3 million from 2005 to 2006. The increase in interest income was primarily due to higher cash balances in 2006 resulting from $24.9 million in net proceeds from our May 2006 Series E convertible preferred stock financing. The increase in interest expense was due to interest expense and amortization expense related to warrants issued to a lender in connection with the loan and security agreement we entered into in June 2006. Other income (expense), net in 2006 was primarily comprised of adjustments to the fair value of the warrants which are re-measured on a quarterly basis in accordance with SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.

2004 Compared to 2005.  Interest income increased $0.2 million from 2004 to 2005 and interest expense increased $0.1 million from 2004 to 2005. The increase in interest income was primarily due to higher cash balances in 2005 resulting from $8.4 million in net proceeds from our February 2005 Series D convertible preferred stock financing. The increase in interest expense was primarily related to expanded capital lease financing of software.

Provision for Income Taxes

We have incurred operating losses in all periods to date and, accordingly, have not recorded a provision for income taxes for any of the periods presented other than provisions for certain state taxes and foreign income taxes. As of December 31, 2006, we had net operating loss carryforwards for federal and state income tax purposes of approximately $45.2 million and $27.5 million, respectively. As of December 31, 2006, we also had federal and state research and development tax credit carryforwards of approximately $0.5 million and $0.5 million, respectively. Realization of deferred tax assets depends upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, we have offset all of our net deferred tax assets by a valuation allowance. If not utilized, our federal net operating loss and tax credit carryforwards will begin to expire in 2021, and our state net operating losses will begin to expire in 2013. Our state tax credit carryforwards will carry forward indefinitely if not utilized. While not currently subject to an annual limitation, the utilization of these carryforwards may become subject to an annual limitation because of provisions in the Internal Revenue Code of 1986, as amended, that are applicable if we experience an “ownership change,” which may occur, for example, as a result of this offering or other issuances of stock.

Quarterly Results of Operations

The following table sets forth our unaudited quarterly consolidated statement of operations data for each of the ten quarters in the period ended June 30, 2007. The consolidated financial statements for each of these quarters have been prepared on the same basis as the audited consolidated financial statements included in this prospectus and, in the opinion of management, include all adjustments necessary for the fair presentation of the consolidated results of operations for these periods. You should read this information together with our consolidated financial statements and related notes included elsewhere in this prospectus. Our operating results may fluctuate due to a variety of factors. As a result, comparing our operating results on a period-to-period basis may not be meaningful. You should not rely on our past results as an indication of our future performance. Our operating results for these quarterly periods are not necessarily indicative of the results of operations for a full year or any future period.

	Quarter Ended
	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,
	2005	2005	2005	2005	2006	2006	2006	2006	2007	2007
	(unaudited)
	(in thousands)

Revenue	$2,415	$2,766	$3,380	$4,467	$6,304	$6,601	$8,336	$11,329	$12,391	$15,004
Cost of revenue	1,674	1,682	1,824	2,455	3,281	3,186	3,766	4,168	5,051	5,686

Gross profit	741	1,084	1,556	2,012	3,023	3,415	4,570	7,161	7,340	9,318

Operating expenses:
Sales and marketing	2,954	3,278	4,332	5,976	6,873	6,847	7,743	10,854	13,622	15,686
Research and development	1,363	1,458	1,565	1,734	2,366	2,329	2,588	3,339	3,557	3,664
General and administrative	633	705	959	1,327	1,303	1,843	2,207	2,130	2,651	4,653

Total operating expenses	4,950	5,441	6,856	9,037	10,542	11,019	12,538	16,323	19,830	24,003

Loss from operations	(4,209)	(4,357)	(5,300)	(7,025)	(7,519)	(7,604)	(7,968)	(9,162)	(12,490)	(14,685)
Interest and other income (expense), net	(8)	37	58	(7)	(24)	(17)	223	67	(101)	(1,647)

Loss before provision for income taxes	(4,217)	(4,320)	(5,242)	(7,032)	(7,543)	(7,621)	(7,745)	(9,095)	(12,591)	(16,332)
Provision for income taxes	(2)	(2)	(3)	(2)	(10)	(5)	(13)	(14)	(28)	(31)

Net loss	$(4,219)	$(4,322)	$(5,245)	$(7,034)	$(7,553)	$(7,626)	$(7,758)	$(9,109)	$(12,619)	$(16,363)

	Quarter Ended
	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,
	2005	2005	2005	2005	2006	2006	2006	2006	2007	2007
	(unaudited)

Revenue	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%
Cost of revenue	69	61	54	55	52	48	45	37	41	38

Gross margin	31	39	46	45	48	52	55	63	59	62

Operating expenses:
Sales and marketing	122	119	128	134	109	104	93	96	110	105
Research and development	56	53	46	39	38	35	31	29	29	24
General and administrative	25	25	28	29	20	28	26	19	21	31

Total operating expenses	205	197	203	202	167	167	150	144	160	160

Loss from operations	(174)	(158)	(157)	(157)	(119)	(115)	(96)	(81)	(101)	(98)
Interest and other income (expense), net	(1)	2	2	—	(1)	(1)	3	1	(1)	(11)

Loss before provision for income taxes	(175)	(156)	(155)	(157)	(120)	(116)	(93)	(80)	(102)	(109)
Provision for income taxes	—	—	—	—	—	—	—	—	—	—

Net loss	(175)%	(156)%	(155)%	(157)%	(120)%	(116)%	(93)%	(80)%	(102)%	(109)%

Due to rounding to the nearest percent, totals may not equal the sum of the line items in the table above.

Revenue increased sequentially in each of the quarters presented, primarily due to adding new customers, renewals of customers, and selling additional modules and user subscriptions to existing customers. The number of our customers has grown from 176 at December 31, 2004 to over 1,400 at June 30, 2007. We have historically experienced seasonality in sales of our application suite, with a significantly higher percentage of our customers entering into new subscription agreements in the fourth quarter. Also, a significant percentage of our customer agreements within a given quarter are entered into during the last month of the quarter. However, this has not impacted our sequential revenue growth due to the fact that we recognize revenue from a customer over the term of a subscription agreement.

Our gross profit in absolute dollars increased sequentially in each of the quarters presented. Gross margin has generally increased each quarter as we realized improved economies of scale in our professional services, operations and customer support organizations, with the exception of the fourth quarter of 2005 and the first quarter of 2007, which was primarily due to increases in headcount in our operations and professional services organizations.

Total operating expenses have increased in absolute dollars in each of the quarters presented, primarily due to increased salaries and benefits associated with the hiring of additional personnel in sales and marketing, research and development and general and administrative organizations to support the growth of our business. Our sales and marketing expenses have typically equaled or exceeded our revenue as we have been investing in customer acquisition; however, our sales and marketing expenses declined slightly in absolute dollars from the first to the second quarter of 2006 due to a decrease in paid search advertising costs. General and administrative costs increased in the second quarter of 2007 due primarily to increased headcount in our finance and accounting department and outside services fees.

Our quarterly operating results are likely to fluctuate. Some of the important factors that could cause our quarterly revenue and operating results to fluctuate include:

•	our ability to attract new customers;

•	customer renewal rates;

•	the extent to which customers increase or decrease the number of modules or users upon any renewal of their agreements;

•	the level of new customers as compared to renewal customers in a particular period;

•	the addition or loss of large customers, including through acquisitions or consolidations;

•	the mix of customers between small, mid-sized and enterprise customers;

•	changes in our pricing policies or those of our competitors;

•	seasonal variations in the demand for our application suite, which has historically been highest in the fourth quarter of a year;

•	the amount and timing of operating expenses related to the maintenance and expansion of our business, operations and infrastructure;

•	the timing and success of new product and service introductions by us or our competitors or any other change in the competitive dynamics of our industry, including consolidation among our competitors, customers or our strategic partners;

•	network outages or security breaches;

•	the timing of expenses related to the development or acquisition of technologies or businesses and potential future charges for impairment of goodwill from acquired companies; and

•	general economic, industry and market conditions.

The occurrence of one or more of these factors might cause our operating results to vary widely. As such, we believe that our quarterly results of operations, including the levels of our revenue and changes in deferred revenue, may vary significantly in the future and that period-to-period comparisons of our operating results may not be meaningful and should not be relied upon as an indication of future performance.

Liquidity and Capital Resources

To date, we have principally funded our operations through issuances of convertible preferred stock, which has provided us with aggregate net proceeds of $45.3 million. As of December 31, 2006 and June 30, 2007, we had $26.2 million and $8.7 million of cash and cash equivalents, respectively, and $0.8 million of short-term marketable securities as of June 30, 2007. As of December 31, 2006 and June 30, 2007, our working capital deficiency was $5.1 million and $32.1 million, respectively, which included $42.0 million and $52.1 million of deferred revenue as current liabilities. Restricted cash, consisting of letters of credit for our credit cards and facility lease agreements, is included in long-term assets, and was $0.9 million and $1.1 million at December 31, 2006 and June 30, 2007, respectively. As of June 30, 2007, we had an accumulated deficit of $94.8 million.

In June 2006, we entered into a loan and security agreement with a lender. Under the terms of the agreement, the lender committed to lend us up to $20.0 million at an interest rate equal to the annual prime rate plus 0.25% per annum, subject to adjustment. The loan plus accrued interest matures on June 1, 2010 and is secured by all of our assets other than our intellectual property. The loan is subject to a repayment fee of 1.5% of the outstanding principal and accrued interest if the loan is prepaid prior to May 31, 2008. As of June 30, 2007, we had $10.0 million of principal outstanding and $0.4 million of accrued but unpaid interest, for a total of $10.4 million outstanding under the loan at an interest rate of 8.5% per annum. The outstanding debt amount was partially offset by $0.2 million in debt issuance costs on our consolidated balance sheet as of June 30, 2007. Our covenant to provide financial statements to the lender was waived through July 31, 2007. We were in compliance with the other loan covenants as of June 30, 2007.

The following table sets forth a summary of our cash flows for the periods indicated:

				Six Months
	Year Ended December 31,			Ended June 30,
	2004	2005	2006	2006	2007
				(unaudited)
	(in thousands)

Net cash used in operating activities	$(2,485)	$(5,945)	$(13,811)	$(8,756)	$(14,121)
Net cash used in investing activities	(392)	(1,365)	(2,741)	(1,347)	(3,512)
Net cash provided by financing activities	4,961	8,360	35,013	24,972	167

Net Cash Used in Operating Activities

Our cash flows from operating activities are significantly influenced by the amount of cash we invest in personnel and infrastructure to support the anticipated growth of our business, increases in the number of customers using our application suite and the amount and timing of customer payments. Cash used in operating activities has historically resulted from losses from operations, the add back of non-cash expense items such as depreciation and amortization of fixed assets, amortization of deferred commissions, and expense associated with stock-based compensation awards, and changes in working capital accounts.

We used $14.1 million of cash in operating activities during the six months ended June 30, 2007. The cash usage was primarily from a net loss of $29.0 million due primarily to the significant investments we incurred to grow our business, adjusted for $1.9 million of non-cash depreciation, amortization and stock-based compensation expenses, a $1.6 million non-cash expense for the amortization of deferred commissions related to the increase in deferred commissions, and a $1.3 million increase to the fair value of our convertible preferred stock warrant. As a result of our growth, increases in deferred revenue contributed $11.2 million to cash, partially offset by a $2.5 million increase in deferred commissions. Increases in accrued expenses and accounts payable related to increased operating costs and our better utilization of payment terms contributed $4.7 million to cash, which was partially offset by a decrease in accrued employee compensation of $2.5 million related to a decrease in accrued commissions and our bonus accrual.

We used $13.8 million of cash in operating activities during 2006. The cash usage was primarily from a net loss of $32.0 million, adjusted for $1.7 million of non-cash depreciation, amortization and stock-based compensation expenses and a $2.0 million non-cash expense for the amortization of deferred commissions related to the increase in deferred commissions. During 2006, we experienced significant increases in accounts receivable, deferred commissions, deferred revenue and accrued employee compensation as a result of the growth in our business. The increase in our deferred revenue of $27.1 million contributed to cash provided by operating activities, although partially offset by a $5.3 million increase in deferred commissions. The increase in accounts receivable related to our increase in customers used cash of $13.4 million while the increase in accrued employee compensation related to the expansion of our work force provided $5.0 million to partially offset the increase in accounts receivable. Cash used in operating activities was also positively impacted by a $1.2 million increase in other liabilities related to a convertible preferred stock warrant and the related liability, although this amount was fully offset by a $1.2 million decrease in other assets related to the debt issuance cost for this warrant.

We used $5.9 million of cash in operating activities during 2005. The cash usage was primarily from a net loss of $20.8 million, adjusted for $0.9 million of non-cash depreciation, amortization and stock-based compensation expenses and a $1.0 million non-cash expense for the amortization of deferred commissions related to the increase in deferred commissions. During 2005, we also experienced significant increases in accounts receivable, deferred commissions, deferred revenue and accrued employee compensation due to the growth in our business. The increase in our deferred revenue of $14.4 million contributed to cash, although partially offset by a $2.8 million increase in deferred commissions. The increase in accounts receivable related to our increase in customers used cash of $3.3 million, while the increase in accrued employee compensation related to the expansion of our work force provided $3.9 million to more than offset the increase in accounts receivable.

We used $2.5 million of cash in operating activities during 2004. The cash usage was primarily from a net loss of $5.3 million, adjusted for $1.0 million of non-cash depreciation, amortization and stock-based compensation expenses and $0.6 million in non-cash expenses for the amortization of deferred commissions. During 2004, we also experienced increases in accounts receivable, deferred commissions, deferred revenue and accrued employee compensation due to the growth in our business. The increase in our deferred revenue of $3.9 million contributed to cash, although partially offset by a $0.9 million increase in deferred commissions. The increase in accounts receivable related to our increase in customers used cash of $3.7 million while the increase in accrued employee compensation related to the expansion of our work force provided $1.2 million to partially offset the increase in accounts receivable.

Net Cash Used in Investing Activities

Historically, our primary investing activities have consisted of capital expenditures associated with our data centers and computer equipment and furniture and fixtures in support of expanding our infrastructure and work force as well as restricted cash related to leased space and credit cards. During the six months ended June 30, 2007, we also had purchases and sales of available-for-sale securities. As our business grows, we expect our capital expenditures and our investment activity to continue to increase.

We used $3.5 million of cash in investing activities during the six months ended June 30, 2007. This use of cash primarily resulted from $2.7 million of purchases of available-for-sale securities, partially offset for $1.9 million in sales of available-for-sale securities, and $2.5 million in capital expenditures related to purchases of additional equipment for our expanding infrastructure and work force.

During 2004, 2005 and 2006, we used $0.4 million, $1.4 million and $2.7 million in cash for investing activities, respectively. Of the cash used for investing activities, a significant majority, or $0.3 million, $1.2 million and $2.1 million, was used for capital expenditures during 2004, 2005 and 2006, respectively. Other uses of cash for investing activities related to restricted cash for leased space and credit cards during these years.

Net Cash Provided by Financing Activities

Historically, we have principally funded our operations through issuances of convertible preferred stock, with aggregate net proceeds of $38.3 million during 2004, 2005 and 2006. During 2006, we entered into a loan and security agreement for a line of credit to borrow up to $20.0 million. As of June 30, 2007, we had borrowed $10.0 million from this line of credit.

We generated $0.2 million of cash from financing activities during the six months ended June 30, 2007, primarily due to the proceeds received from the exercise of stock options.

During 2006, we generated $35.0 million of cash from financing activities, primarily due to $24.9 million of net proceeds from the sale of our Series E convertible preferred stock and $10.0 million of proceeds from borrowings under our loan and security agreement. During 2005, we generated approximately $8.4 million of cash from financing activities, primarily due to $8.4 million of net proceeds from the sale of our Series D convertible preferred stock. During 2004, we generated approximately $5.0 million of cash from financing activities, primarily due to $4.9 million of net proceeds from the sale of our Series C convertible preferred stock.

Capital Resources

We believe our existing cash, cash equivalents and marketable securities and currently available resources will be sufficient to meet our working capital and capital expenditure needs over the next 12 months. Our future capital requirements will depend on many factors, including our rate of revenue and bookings growth, the level of our sales and marketing activities, the timing and extent of spending to support product development efforts and expansion into new territories, the timing of introductions of new services and enhancements to existing services, the timing of general and administrative expenses as we grow our administrative infrastructure, and the continuing market acceptance of our application suite. To the extent that funds generated by this offering, together with existing cash and cash from operations, are not sufficient to fund our future activities, we may need to raise additional funds through public or private equity or debt financing. Although we are currently not a party to any agreement or letter of intent with respect to potential investments in, or acquisitions of, complementary businesses, services or technologies, we may enter into these types of arrangements in the future, which could also require us to seek additional equity or debt financing. Additional funds may not be available on terms favorable to us or at all.

Off-Balance Sheet Arrangements

We do not have any special purpose entities and, other than operating leases for office space and computer equipment which are described below, we do not engage in off-balance sheet financing arrangements.

Contractual Obligations

Our principal commitments consist of our long-term debt with a lender; obligations under leases for our office space, computer equipment and furniture and fixtures; and contractual commitments for hosting and other support services. The following table summarizes our contractual obligations as of December 31, 2006:

	Payment Due by Period
		Less than	1-3	3-5	More than
	Total	1 Year	Years	Years	5 Years
			(in thousands)

Long-term debt	$10,000	$—	$10,000	$—	$—
Capital lease obligations	126	36	90	—	—
Operating lease obligations	4,944	1,308	2,577	762	297
Contractual commitments	665	618	47	—	—

Total	$15,735	$1,962	$12,714	$762	$297

In September 2007, we borrowed an additional $10.0 million under the loan and security agreement. We intend to repay the outstanding long-term debt principal of $20.0 million plus accrued interest with the net proceeds to us from this offering. The long-term debt balance reflected in our consolidated balance sheet as of December 31, 2006 is shown net of $0.3 million of debt issuance cost. Interest accrues at the prime rate plus 0.25%, or 8.5% as of December 31, 2006, to determine the amount of interest that accrues on our long-term debt listed in the table above. Accrued interest for our long-term debt was $7,000 as of December 31, 2006.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Exchange Risk

As we expand internationally our results of operations and cash flows will become increasingly subject to fluctuations due to changes in foreign currency exchange rates. Our revenue is generally denominated in the local currency of the contracting party. The substantial majority of our revenue has been denominated in U.S. dollars. Our expenses are generally denominated in the currencies in which our operations are located. Our expenses are incurred primarily in the United States, with a small portion of expenses incurred where our other international sales and operations offices are located. Our results of operations and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates. Fluctuations in currency exchange rates could harm our business in the future. The effect of an immediate 10% adverse change in exchange rates on foreign denominated receivables as of December 31, 2006 would not be material. To date, we have not entered into any foreign currency hedging contracts although we may do so in the future.

Interest Rate Sensitivity

We had cash and cash equivalents of $7.7 million at December 31, 2005, $26.2 million at December 31, 2006 and $8.7 million at June 30, 2007 and marketable securities of $0.8 million as of June 30, 2007. These amounts were held primarily in cash, money market funds or auction-rate securities or variable-rate demand notes, which are short-term in nature. Cash, cash equivalents and marketable securities are held for working capital purposes and restricted cash amounts are held as security against credit card deposits and various lease obligations. Due to the short-term nature of these investments, we believe that we do not have any material exposure to changes in the fair value of our investment portfolio as a result of changes in interest rates. Declines in interest rates, however, will reduce future investment income. If overall interest rates had fallen by 10% in 2006, our interest income would not have been materially affected.

At each of December 31, 2006 and June 30, 2007, the principal amount of our debt outstanding was $10.0 million. The interest rate on our line of credit is variable and adjusts periodically based on the prime rate. If overall interest rates increased by 10% in 2006, our interest expense would not have been materially affected.

Fair Value of Financial Instruments

We do not have material exposure to market risk with respect to investments, as our investments consist primarily of highly liquid investments purchased with a remaining maturity of three months or less. We do not use derivative financial instruments for speculative or trading purposes, however, this does not preclude our adoption of specific hedging strategies in the future.

Recent Accounting Pronouncements

Effective January 1, 2007, we adopted Financial Accounting Standards Board, or FASB, Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109, or FIN 48. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a company’s income tax return, and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 utilizes a two-step approach for evaluating uncertain tax positions accounted for in accordance with SFAS No. 109, Accounting for Income Taxes. Step one, Recognition, requires a company to determine if the weight of available evidence indicates that a tax position is more likely than not to be sustained upon audit, including resolution of related appeals or litigation processes, if any. Step two, Measurement, is based on the largest amount of benefit, which is more likely than not to be realized on ultimate settlement. The cumulative effect of adopting FIN No. 48 on January 1, 2007 is recognized as a change in accounting principle, recorded as an adjustment to the opening balance of accumulated deficit on the adoption date.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, or SFAS 157, which defines fair value, establishes a framework for measuring fair value and requires additional disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the effect, if any, the adoption of SFAS 157 will have on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, or SFAS 159, including an Amendment of SFAS No. 115, which allows an entity to choose to measure certain financial instruments and liabilities at fair value. Subsequent measurements for the financial instruments and liabilities an entity elects to measure at fair value will be recognized in earnings. SFAS 159 also establishes additional disclosure requirements. SFAS 159 is effective for fiscal years beginning after November 15, 2007, with early adoption permitted provided that the entity also adopts SFAS 157. We are currently evaluating the effect, if any, the adoption of SFAS 159 will have on our consolidated financial statements.

Controls and Procedures

In connection with the audit of our consolidated financial statements for each of the three years in the period ended December 31, 2005, our independent registered public accounting firm noted several material weaknesses in our internal controls over financial reporting. In connection with the audit of our consolidated financial statements for the year ended December 31, 2006, our independent registered public accounting firm noted a material weakness and two significant deficiencies in our internal controls over financial reporting.

A material weakness and significant deficiency are defined as a control deficiency, or combination of control deficiencies, that adversely affects an entity’s ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a material misstatement (with respect to material weaknesses) of the entity’s financial statements or a misstatement that is more than inconsequential (with respect to a significant deficiency) will not be prevented or detected by the entity’s internal controls over financial reporting.

In connection with the audit of our consolidated financial statements for each of the three years in the period ended December 31, 2005, our independent registered public accounting firm noted in its report dated April 19,

2007 to our audit committee that we had material weaknesses relating to revenue recognition, stock-based compensation, deferred commissions and accrued liabilities as follows:

•	we did not have sufficient internal controls to properly evaluate certain non-standard terms in our assessment of revenue recognition for some contractual agreements with provisions for the right to terminate for convenience and certain rights to take possession of our software;

•	we did not have sufficient internal controls to properly assess the accounting for stock options exercised via notes receivable;

•	we did not have a sufficient internal process to properly record deferred commissions and the related amortization; and

•	we did not have sufficient internal controls to mitigate cut-off errors in accrued liabilities.

These material weaknesses resulted in the recording of over 100 audit adjustments over the three year period ended December 31, 2005. Our independent registered public accounting firm also noted our lack of formal accounting policies in certain areas and process narratives for significant processes, as well as a lack of segregation of duties within our finance and accounting department.

In connection with the audit of our consolidated financial statements for the year ended December 31, 2006, our independent registered public accounting firm noted a material weakness in its report dated July 19, 2007 to our audit committee relating to an insufficient number of permanent and adequately-experienced accounting staff, resulting in challenges to report timely and accurate financial statements in conformity with accounting principles generally accepted in the United States. This material weakness encompassed the four process-level material weaknesses noted by our independent registered public accounting firm in connection with the audit of each of the three years in the period ended December 31, 2005 and was also a result of not having sufficient internal controls to properly assess the accounting for our convertible preferred stock warrant liability; not having sufficient internal controls to properly identify and account for terms for leasehold improvements funded by the landlord included in our facility lease agreements; not having a process to identify potential oral or written side agreements with our customers; and not implementing internal controls to mitigate cut-off errors in accrued liabilities.

In addition, our independent registered public accounting firm noted two significant deficiencies in our internal controls over financial reporting relating to a lack of formal accounting policies in certain areas and process narratives for significant processes, as well as a lack of segregation of duties within our finance and accounting department.

Since the date of our independent registered public accounting firm’s reports on our consolidated financial statements and through the date of this prospectus, we have taken steps intended to remediate these material weaknesses and significant deficiencies, primarily through the hiring of a number of accounting and finance personnel with technical accounting and financial reporting experience. Our new hires in the finance and accounting department include a new corporate controller, a tax director, a revenue controller and an SEC reporting director. Additionally, we have started to document all of our critical accounting policies as well as document process narratives and identify key controls for our significant processes. We do not know the specific time frame needed to remediate all of the material weaknesses and significant deficiencies identified. In addition, we expect to incur some incremental costs associated with this remediation, primarily due to the hiring of additional accounting and finance personnel. If we fail to enhance our internal control over financial reporting to meet the demands that will be placed upon us as a public company, including the requirements of the Sarbanes-Oxley Act, we may be unable to report our financial results accurately and prevent fraud.

Furthermore, SEC rules require that, as a publicly-traded company following completion of this offering, we file periodic reports containing our financial statements within a specified time following the completion of quarterly and annual periods. In addition, commencing with our year ending December 31, 2008, we must perform system and process evaluations and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal controls over financial reporting, as required under Section 404 of the Sarbanes-Oxley Act. We may experience difficulty in meeting these reporting requirements in a timely manner, particularly if the material weakness or significant deficiencies persist. Even if we are able to report our financial statements accurately and timely, if we do not make all the necessary improvements to address the material weaknesses and significant deficiencies, continued disclosure of our material weaknesses will be required in future filings with the SEC.

The actions we plan to take are subject to continued management review supported by confirmation and testing, as well as audit committee oversight. While we expect to remediate these material weaknesses and significant deficiencies, we cannot assure you that we will be able to do so in a timely manner, which could impair our ability to accurately and timely report our financial position, results of operations or cash flows. See “Risk Factors — Risk Relating to Our Business — Our independent registered public accounting firm identified numerous material audit adjustments, all of which we subsequently recorded, and certain material weaknesses in our internal controls over financial reporting. Failure to achieve and maintain effective internal controls over financial reporting could result in our failure to accurately report our financial results.”

BUSINESS

Our Vision

Our vision at SuccessFactors is to address the following critical questions that pervade virtually all organizations: Is the organization getting the performance it should from its employees? Can the organization measure performance objectively and consistently? Does the organization know who the real performers and leaders are? Are they in the right jobs? Are they happy, motivated and engaged at work? Are they promoted based on clear indicators of what it takes to be successful? Do they understand their own potential and how to get to the role they want? Are they clear on how their pay relates to their own performance? Are they clear on their own goals and how they relate to organizational goals? We believe that to be competitive in our fluid, global economy, all types and sizes of organizations need to have the answers to these longstanding questions.

We believe that organizations will face a rapidly increasing need to focus the energy and talents of employees, and motivate them to achieve high levels of performance. Not only must organizations have clear goals and objectives at all levels but they must also reward employees clearly, objectively and consistently, based on measurable results and on their engagement, courage, future potential and ability to energize and lead their colleagues throughout the organization. We call this People Performance.

In managing our own organization at SuccessFactors, we have a burning passion for People Performance; treat each other, our customers and our business partners with respect; speak with candor, honesty and integrity; take responsibility and demand accountability; encourage our employees to lead, learn and adapt; relentlessly pursue excellence, and constantly strive to make our customers successful. We understand that our success depends on our customers’ success.

We believe that we can contribute to our customers’ success by providing them applications and metrics for managing People Performance strategically. We have built an on-demand, easy-to-use, modular set of applications available over the web, or through mobile devices, that incorporate best practices and provide dashboards and actionable reports, which our customers can use to drive People Performance throughout their organizations, independent of size and geography.

Industry Background

Long-standing Demand for Effective Human Capital Management

Human capital is the primary asset of most organizations, regardless of their size, location or industry, and regardless of economic conditions. The performance of an organization’s people is critical to driving business results. According to the U.S. Department of Commerce, the amount spent on labor in the United States alone in 2006 was approximately $7.5 trillion, or approximately 56% of the total U.S. gross domestic product.

Organizations have long sought to increase the performance of their people. In 1966, Peter Drucker’s The Effective Executive, a leading book on the importance of the professional manager and effective management practices, was published. This work contributed to a continuing attempt by companies of all sizes to achieve best practices in human capital management. The following timeline highlights key events and publications that have increased the awareness of the criticality of human capital:

Effective management has always required setting clear goals that are understood throughout an organization, demanding accountability and transparency, identifying and rewarding the best talent while addressing underperformers, paying for performance, understanding organizational strengths and weaknesses, developing employee skills and planning for succession. Although these principles have been widely appreciated, it has often been difficult to implement them effectively and systematically throughout an organization.

Increasing Challenges to Human Capital Management

A number of key trends are making it more difficult for organizations to manage their human capital effectively. These include:

•	Increased Employee Mobility. Employee turnover at all organizational levels has become increasingly difficult to manage due to intense competition for the best talent, a greater willingness by employees to consider other opportunities, and broad access to job-related information over the Internet and other media. For example, according to the U.S. Bureau of Labor Statistics, voluntary employee turnover in the United States was 23% in the 12 months ended August 2006. Employee turnover has not only tangible costs, such as those related to recruiting and training replacements, but also important organizational costs due to lost knowledge and skills, and performance drain.

•	Diverse and Geographically-Distributed Workforce. Today’s workforce has become more diverse, and a growing number of organizations have employees in multiple locations worldwide. This makes it more difficult to engage with, evaluate, develop, manage and align employees with organizational goals in a consistent manner.

•	Impending Demographic Changes. Aging workers in many countries, including baby boomers in the United States, will start to retire in dramatic numbers in the coming years, creating the potential for severe shortages of qualified workers and loss of intellectual capital. In addition, newer generations entering the workforce often have more demanding employment expectations than their predecessors.

•	Constantly Evolving Business Requirements. Global competition, increased mergers and acquisitions activity, and changing market demands are forcing organizations to constantly evolve their business models and strategies to address new growth opportunities and respond to rapidly changing business environments. This dynamic environment makes it increasingly important for organizations to nimbly and effectively allocate, develop and align their workforces to remain competitive.

The Opportunity for Strategic Human Resources

Given the increasing challenges of effective human capital management, organizations need new ways to manage and optimize their human capital to drive business results. Just as organizations have implemented systems to manage critical business functions such as manufacturing, supply chains and customer relationships, they need a system to strategically manage and optimize their human capital, which we refer to as a performance and talent management system. In particular, organizations need a performance and talent management system to:

•	align employee performance goals with overall organizational goals;

•	measure and manage employee performance against aligned goals throughout the organization;

•	pay employees based on their performance;

•	recruit talent internally and externally to fill critical gaps in the organization;

•	identify employee skill gaps and provide needed training for current and future job requirements; and

•	plan for succession in the event of promotions, transfers and employee departures.

Current Approaches to Strategic Human Resources are Inadequate

Most organizations have not implemented systematic, information technology-enabled processes to realize strategic HR. Organizations that have attempted to implement performance and talent management systems have generally tried paper-based processes, custom-built systems, third-party human resources management systems, or point applications designed only to address specific needs. Each of these approaches has serious shortcomings.

With paper-based systems, which remain the dominant approach, it is often difficult to complete, route, analyze, store and retrieve documents and forms. The quality of input suffers because of the cumbersome nature of filling out paper forms, and it is frequently difficult to achieve full participation across the organization. Custom-built systems can take months or years to implement, are generally expensive to design, build, implement, maintain and upgrade, and require sophisticated and costly IT personnel. Third-party human resources management systems, designed largely to automate non-strategic back-office functions, such as payroll and benefits, typically lack strategic HR focus. Point applications, both custom-built and third-party, provide limited functionality and are difficult to integrate with other human resources applications. As a result, point applications do not provide a comprehensive view of employees’ skills, capabilities and performance across the organization. Finally, most of these systems and point applications were not designed or intended to be used by all employees across the organization, thereby limiting the organization’s ability to promote adoption of strategic HR initiatives and processes.

Technological Innovations Enable Strategic Human Resources

The ubiquitous nature of the Internet, widespread broadband adoption, and improved network reliability and security have enabled the deployment and delivery of applications across public networks. This has created the opportunity for business-critical applications to be cost-effectively delivered over the Internet as an on-demand service with little or no incremental capital investment, to all employees across the organization.

We believe the on-demand model is well suited for performance and talent management applications. Successful strategic HR initiatives require broad employee adoption, ease-of-use and the flexibility to address continuously evolving business needs. In addition, the cost-effective nature of an on-demand model can provide a solution better suited to the budget and resource constraints of most HR organizations. As a result, we believe there is a substantial opportunity for a new breed of performance and talent management systems that take advantage of the Internet to deliver effective strategic HR.

Our Solution

We deliver on-demand performance and talent management software that enables organizations of all sizes across all industries and geographies to optimize the performance of their people to drive business results. We strive to delight our customers by delivering innovative solutions, a broad range of performance and talent management content, process expertise and best practices knowledge gained from serving our large and varied customer base. We have over 1,400 customers across over 60 industries, with more than two million end users in over 150 countries using our application suite in 18 languages. Compared to traditional approaches, our solution offers customers rapid benefits and return on investment, enabling them to:

Key benefits of our solution include:

•	Core Performance Management and Goal Management to Drive Business Results. Because the performance of an organization is directly tied to the performance of its people, we designed our solution around our core Performance Management and Goal Management modules. These core modules serve as the foundation for our application suite, as we believe visibility into employee performance and organizational goals are the necessary basis for other activities, such as recruiting, learning and development, compensation and succession planning.

•	Organically Built, Not Just Functionally Integrated, Modular Suite. Unlike products that attempt to integrate disparate applications, we built our modules organically using the same code base. This allows an organization to provide employees with a common user experience and leverage common data and processes, such as reporting, analytics and employee data, across all modules. Additionally, customers can start with one or a few modules and easily add more modules over time.

•	Continuous Customer-Driven Development. Through our SuccessFactory development approach, we capture and incorporate best practices knowledge gained from interactions with our customer base. SuccessFactory defines how we collaborate both with our customers and internally to leverage the on-demand model to deliver the most desired new capabilities. Our customer-centric development focus, together with our on-demand model, have enabled us to release significant enhancements every month for the past six years.

•	Ease-of-Use Drives Adoption. Our user interface is designed to be highly intuitive, requiring limited training for end users. We regularly conduct usability testing to ensure an attractive and easy-to-use interface. Additionally, we implement workflows that are easy to follow and broadly applicable so that employees across an organization can more easily embrace our solution.

•	Relentless User-Centric Innovation. We focus on end users across all business functions and strive to deliver business applications that are as engaging as popular consumer web applications. Through our NEXTlabs initiative, we have designed and developed capabilities to delight end users with features such as real-time coaching, goal and performance review writing assistants, personal dashboards and best-practice wizards. These capabilities take advantage of Web 2.0 concepts and technologies, such as user-generated content, social networking, tagging, and AJAX.

•	Highly Configurable On-Demand Application Suite. Our on-demand application suite, which requires no installation of software or equipment on premises, significantly reduces the costs and risks of implementing and operating traditional enterprise software applications. Our solution is highly configurable, allowing customers to tailor their deployment to reflect their identity, unique business processes, and existing forms and templates. In addition, our multi-tenant architecture enables us to deliver our solution across our customer base with a single instance of our software, making it easier to scale our solution as our customer and end-user base expands.

•	Broad Applicability Within Organizations of All Sizes and Industries. Unlike most enterprise software applications, our solution is designed to be used by all employees at all levels within an organization, from senior executives to entry-level employees. We offer different editions of our application suite tailored to meet the needs of organizations of all sizes, from large global enterprises to small and mid-sized businesses, in all industries, without the need for complex in-house IT infrastructure and expensive IT personnel. We currently have customers across over 60 industries that currently subscribe for as few as three to as many as 85,000 end users in over 150 countries and use our application suite in 18 languages.

Our Business Model

Capitalizing on Customer Lifecycle Value

We evaluate the profitability of a customer relationship over its lifecycle. Because customer acquisition and implementation costs are generally incurred up front, while revenue is recognized ratably over the term of the customer agreement, a customer relationship may not be profitable early in the relationship, even though it is profitable over the life of the relationship. Based on an analysis of the customers that we added in 2004, we recognized revenue from subscriptions to our software of approximately $1.1 million in the aggregate from these customers in 2004 and we incurred significant costs during 2004 to generate this revenue and support these customers, creating a significant negative contribution margin, as defined below, from these customers in 2004. During the nine months ended September 30, 2007, we recognized revenue from subscriptions to our software of approximately $3.9 million in the aggregate from the customers that were added in 2004, including revenue from renewals and licensing of additional modules and users, and we estimate that our costs to support these customers and generate this revenue during that nine month period were approximately $1.3 million, resulting in a contribution margin of approximately 68%. Moreover, for 2004, 2005 and 2006 and the six months ended June 30, 2007, our customer retention rate was greater than 90%, with customers often renewing at higher dollar amounts and purchasing additional users and modules that require little additional customer acquisition and implementation costs. As a result of investing heavily in sales and marketing to add customers, we expect that our profitability will be favorably impacted in the future to the extent that a greater portion of our revenue is derived from customer renewals rather than new customers. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview” for a description of how we computed contribution margin. We cannot assure you that we will experience similar contribution margins from customers added in other years or in future periods. You should not rely on the estimated expenses or contribution margin as being indicative of our future performance. Because the size of our customer base has grown substantially in recent periods and we expect to continue to add new customers, we expect that at many times, large numbers of our customers could be in the early stages of their subscription period. Accordingly, we may not generate positive contribution margins across our total customer base. In addition, we may not achieve profitability even if we generate positive contribution margins from customers. We encourage you to read our consolidated financial statements that are included in this prospectus.

Investing for Global Scale

We believe there is a significant global market opportunity for performance and talent management. We have aggressively invested in sales and marketing initiatives targeted at domestic enterprise customers and are also aggressively investing in international markets as well as in targeting small and mid-sized businesses in order to acquire new customers. We intend to monitor our investments in these areas carefully, and adjust them as necessary so that we are positioned for profitability in the future.

Our Strategy

Our goal is to enable organizations to substantially increase employee productivity worldwide. We are intensely focused on our customers and work with them closely to achieve long-term, measurable success. Key elements of our strategy include:

•	Maintain Our High-Performance Culture to Drive Business Results. We believe that people drive performance, and we are committed to hiring and retaining the best performers and ensuring that they are committed to customer success. We adhere to the principles of strategic HR, including emphasizing collaboration, goal alignment, pay for performance, continuous improvement, and focus on accountability and results. We believe this approach drives superior execution, enabling us to consistently deliver significant value to our customers.

•	Aggressively Expand Our Customer Base. We believe that the global market for performance and talent management is large and underserved, and we intend to make significant investments to aggressively pursue this market. Our strategy to expand our customer base includes:

–	Invest Across All Areas of Our Business. We intend to significantly expand our sales, marketing, support and development efforts in order to capitalize on the opportunity for performance and talent management.

–	Increase Our Presence in Targeted Geographies. We intend to expand operations globally with employees and partners who understand the cultural, social and business differences of our customers across geographies.

–	Deepen and Broaden Industry-Specific Solutions. Customers in over 60 industries currently use our solution, and we intend to continue to support their specific requirements, as well as those of other industries. For example, we recently began offering predefined job descriptions, competencies and pre-configured templates and workflows for the healthcare and financial services industries.

•	Leverage Our Existing Customer Base. We continually focus on the success of our existing customer base in order to increase the number of end users, cross-sell new modules and other offerings, and maintain a high level of contract renewals. During 2004, 2005 and 2006 and the six months ended June 30, 2007, our customer retention rate was greater than 90%, reflecting what we believe is a high degree of satisfaction and stability in our customer base.

•	Refine Our Solution and Develop New and Relevant Features and Functionality. We plan to continue collaborating with our customers and leverage the on-demand model to frequently enhance the functionality, features and interface of our solution. For example, we recently launched our IdeaFactory on our Customer Community portal, which enables our customers, end users and employees to suggest, collaborate on and vote on new product concepts.

•	Continually Enhance Our Application Suite with Proprietary and Third-Party Content. We believe that delivering targeted and relevant content to end users through our on-demand solution has been an important and differentiating part of our value proposition. We intend to continue to incorporate into our solution proprietary and third-party content that is tailored to a wide range of business roles and industries.

•	Scale and Leverage Our Distribution Channels and Key Relationships. We will continue to leverage our relationships with distribution partners, such as Ceridian, IBM and Mercer, and foster alliances with other leading human resources consulting, content and technology companies, to extend our distribution reach, provide additional content and applications, and complement our direct sales efforts. We will also continue to expand our network of partners to incorporate new content and additional domain expertise into our solution.

Our Application Suite

We offer a suite of performance and talent management applications, delivered on demand, that enable organizations to optimize the performance of their people to drive business results. Our modules utilize a single code base and reside on a multi-tenant architecture. To address the varied needs of different sized organizations, we market three principal editions of our application suite:

•	Enterprise. For organizations with more than 1,500 employees, we market Enterprise Edition. Enterprise Edition is our most fully-featured offering, providing functionality and configurability that can scale to support the complex needs of large, global enterprises with tens of thousands of employees.

•	Mid-Sized Business. For organizations with 300 to 1,500 employees, we market SuccessPractices. Mid-sized organizations typically need a robust solution but may not require the advanced functionality of our Enterprise Edition. Each of the SuccessPractices modules is pre-configured with best-practice workflows, form templates and other content tailored for the needs of mid-sized organizations and designed to allow for rapid implementations.

•	Small Business. For organizations with up to 300 employees, we market Professional Edition. Small businesses typically need an automated solution but may not require the more advanced functionality of our other editions. Professional Edition includes modules pre-configured with the best practices of smaller organizations.

We also separately market Manager’s Edition, which is targeted at individual managers who want a tool for writing performance reviews but may not want a company-wide solution.

We offer the following modules as part of our application suite:

Performance Management.  Our Performance Management module streamlines the performance appraisal process and transforms the often rushed and tedious performance review process into an ongoing method of tying employee performance to business results. The module is highly configurable, allowing customers to design performance review templates and workflows that best meet their needs. Performance Management also delivers rich content that enables managers to provide meaningful and productive feedback to their subordinates. Performance Management is tightly integrated with our other modules, allowing organizations to:

•	assess performance accurately, allowing for goal adjustments in real time;

•	set relevant development goals based on accurate competency assessments;

•	compensate employees based on objective performance evaluations;

•	assess key performance data as part of the succession planning process; and

•	understand characteristics of strong performance to optimize recruiting.

Goal Management.  Our Goal Management module supports the process of creating, monitoring and assessing employee goals across the organization. Goal Management allows executives and managers to align employee goals to the priorities of the organization. Customers can improve overall employee performance and agility by using Goal Management to focus employees on shared goals as these goals evolve. Goal Management can continually track progress against high-level strategic goals across the organization. Goal Management is tightly integrated with our other modules, allowing organizations to:

•	design competency-development programs based on skills needed to achieve key goals;

•	evaluate individual performance against agreed-upon goals;

•	make merit increase and bonus distribution decisions based on accomplishment of goals;

•	make informed succession planning decisions based on historical goal attainment data; and

•	expedite onboarding of newly-hired employees with clearly articulated goals.

Compensation Management.  Our Compensation Management module helps our customers establish a pay-for-performance culture. Compensation Management facilitates the processes of merit pay adjustments, bonus allocations and distribution of stock-based awards. It also includes a variable pay management component that takes overall organizational and department performance into account in making individual compensation decisions. Compensation Management supports multiple currency conversion capabilities, which is particularly critical for customers with a global presence. Compensation Management is tightly integrated with our other modules, allowing organizations to:

•	influence employee engagement and thereby goal attainment by supporting a pay-for-performance culture;

•	directly link compensation distribution decisions to tracked performance;

•	access compensation history to inform succession management decisions;

•	allocate compensation based on skill development and anticipated performance; and

•	design hiring requisitions based on compensation guidelines.

Succession Management.  Our Succession Management module provides real-time visibility into an organization’s talent pool from senior executives to individual contributors. This allows customers to plan for staffing changes by identifying key contributors throughout the organization and providing current profiles and readiness rankings for each candidate. This process enables customers to proactively develop and assure the readiness of employee talent at all levels. Succession Management is tightly integrated with our other modules, allowing organizations to:

•	improve talent readiness in anticipation of evolving business goals and strategies;

•	incorporate employee development activities into the succession planning process;

•	view history of employee performance and assessments of potential as part of succession planning decisions;

•	adjust compensation based on succession planning decisions; and

•	identify gaps in internal talent to optimize external recruiting.

Learning and Development.  Our Learning and Development module aligns learning activities with an employee’s competency gaps required to achieve key goals. This allows customers to avoid costly, non-strategic training programs while facilitating the attainment of skills required for current and future job requirements. Learning and Development is tightly integrated with our other modules, allowing organizations to:

•	consider development accomplishments as part of compensation decisions;

•	link employee career development goals with succession planning activities;

•	take organizational competency data into account when planning for external hiring;

•	include competency assessments and development plans in performance reviews; and

•	ensure that employees have the skills required to execute on strategic objectives.

Recruiting Management.  Our Recruiting Management module streamlines the process of identifying, screening, selecting, hiring and on-boarding job applicants. Hiring managers can identify talent gaps and initiate the process of creating hiring requisitions based on organizational needs. These detailed hiring requisitions can automatically be passed through a customer’s internal approval process and routed to the appropriate internal or external recruiters. Recruiting Management is tightly integrated with our other modules, allowing organizations to:

•	improve hiring effectiveness for better execution of organizational goals;

•	identify performance expectations for newly-hired employees;

•	predefine compensation benchmarks for employees in newly-hired positions;

•	expose hiring needs as part of periodic succession planning sessions; and

•	predefine development programs for newly-hired employees.

Our application suite also includes:

Analytics and Reporting.  Our Analytics and Reporting capability provides visibility into key performance and talent data across the organization. Executives can access global views of the entire organization’s performance data, including goal status, performance review ratings and compensation in real time. This capability offers insights to critical performance management trends through clear and easy-to-understand dashboards that summarize results while also linking to underlying data. All data can be seamlessly exported to spreadsheets for additional offline analysis.

Employee Profile.  Our Employee Profile capability aggregates employee profile information, such as work experience and educational background, and stores it in a centralized, master data repository that can be accessed at any time by authorized personnel. When more of our modules are used, the richness of data on each employee builds in the Employee Profile, making it increasingly robust and valuable. Each employee’s information can easily be accessed via an intuitive employee directory search capability. Employee Profile allows users to create relevant tags making it easier for anyone to identify them based on work-related activities or functions.

360-Degree Review.  Our 360-Degree Review capability supports the collection of performance feedback from an employee’s peers, subordinates and superiors. Once collected, the feedback can be aggregated, providing a comprehensive view of an employee’s strengths, weaknesses and areas of improvement. This capability allows for an insightful and comprehensive assessment of employees, resulting in a better understanding of competency gaps and development needs.

Employee Survey.  Our Employee Survey capability provides management with actionable insights to help them separate the perception from the reality of what matters most to employees. It provides managers with a fast and efficient way to fine-tune initiatives, solidify workgroup alignment, take the pulse of their teams or quickly gain perspective on employee engagement, satisfaction, and other relevant employee data. Our Business Transformation Services team often works with customers to help them interpret survey results and recommend actions to ensure overall organizational success.

Proprietary and Third-Party Content.  Our application suite incorporates proprietary and third-party content that is tailored to a wide range of business roles and industries. This content provides customers with valuable insights and information to increase the effectiveness of their performance and talent management. For example, we have proprietary libraries for competencies, goals, job descriptions, skills, surveys and wage data, and other content such as:

•	Writing Assistant for performance and 360-degree reviews, which helps eliminate “writer’s block” and facilitates creating concise, meaningful feedback for employees;

•	Coaching Advisor, which enables managers to proactively provide relevant coaching and support for their subordinates based on identified competency gaps;

•	SuccessFactors Coach, which integrates coaching and mentoring into an employee’s daily routine; and

•	Interview Question Library, which helps hiring managers interview effectively and facilitates a standard approach to talent assessment and selection.

Professional Services

Our professional services team’s mission is to help our customers rapidly achieve the best results from our solution. With our on-demand model, we have eliminated the need for lengthy and complex technology-focused tasks such as customizing code, deploying equipment, and managing unique network and application environments for each customer. Instead, we focus on strategic HR best practices and business process review. Our implementation consultants are experienced performance management and HR professionals, rather than computer programmers, and many of them hold PhDs, MBAs and other advanced degrees.

Through our configuration services, we help our customers implement our solution rapidly, often in a matter of days or weeks. We also provide follow-on services, including end-user training and business transformation services.

Configuration Services.  Our configuration services consultants are aligned by market segment and use our proprietary implementation methodology, which we designed to enable our team to implement our solution quickly and effectively and in an organized and rapid fashion. For small and mid-sized customers, our solution can be configured in a matter of days or weeks. For our larger customers, implementations typically take a few months. Most of our projects are priced on a fixed-fee basis, which reduces the risk of implementation cost overruns often associated with on-premise software.

SuccessFactors University.  SuccessFactors University provides training to enhance the end-user experience and drive business results for our customers. We offer a variety of packaged training content, such as course curricula, training guides and reference materials. We offer courses online or in person at customer locations. Our training professionals will also work with customers to develop custom curricula and materials to suit their specific needs.

Business Transformation Services.  We leverage our understanding of strategic HR best practices to provide Business Transformation Services to help customers gain additional value from our solution, such as developing and implementing change management programs and clear, metrics-based processes for performance and talent management.

Customer Support

We believe that our relentless focus on customer satisfaction and service has significantly contributed to our maintaining a greater than 90% customer retention rate during 2004, 2005 and 2006 and the six months ended June 30, 2007. Our global Customer Success organization provides both proactive and customer-initiated support. We offer support services in a variety of languages and deliver them via telephone, e-mail and our web-based Customer Community portal.

Our Customer Success group consists of experienced HR specialists who receive comprehensive training including regular product testing to validate product knowledge and a subject matter expertise certification program. This group assists customers by answering functionality questions and troubleshooting issues they may encounter. Customers can submit and track the status of support requests through the Customer Community portal, and can track the status of their support requests, the person responsible for resolving them, priority level, targeted timing and process for resolution.

We currently offer a standard support package included as part of the basic subscription fee. This includes access to support staff during business hours, as well as online support. We also offer enhanced levels of support services that provide 24x7x365 access to our support staff, new feature demonstrations, regular planning and review meetings, and outsourced administration. We regularly review customer satisfaction reports as well as support and response metrics to ensure that we maintain a high level of satisfaction and referenceability within our customer base.

Customers

As of June 30, 2007, we had over 1,400 customers of all sizes in over 60 industries. The following table sets forth a representative list of our largest customers by industry category, based on number of end users:

Consumer	Energy	Financial Services

ConAgra Foods, Inc. Cadbury Schweppes plc Cooper-Standard Automotive Kimberly-Clark Corporation Solutia Inc.	American Electric Power Service Corporation Baker Hughes Oilfield Operations, Inc. Consolidated Edison Company of New York, Inc. DTE Energy Company Transocean Offshore Deepwater Drilling Inc.	The First American Corporation The Goldman Sachs Group, Inc. Lehman Brothers Holdings Inc. Lloyds TSB Bank PLC Wachovia Corporation

Government	Healthcare	Life Sciences
Commonwealth of Massachusetts Montgomery County, Maryland Pennsylvania Higher Education Assistance Agency U.S. Agency for International Development U.S. Postal Inspection Service	Baylor Health Care System Centura Health Palmetto Health Sutter Health West Penn Allegheny Health System	Allergan, Inc. AmerisourceBergen Corporation Becton, Dickinson and Company Invitrogen Corporation Quintiles Transnational Corp.

Manufacturing	Retail	Telecommunications and Technology
Cameron International Corporation Goodrich Corporation Ingersoll-Rand Company Limited MeadWestvaco Corporation Textron Inc.	FedEx Kinko’s Office and Print Services, Inc. Lowe’s Companies, Inc. Rent-A-Center, Inc. Sears Holdings Corporation The Pep Boys—Manny, Moe & Jack	Micron Technology, Inc. Orange Personal Communication Services Limited Symantec Corporation T-Mobile USA, Inc. Xerox Corporation

Transportation and Other Services

Allied Waste Industries, Inc. American Airlines, Inc. FedEx Ground Package System, Inc. Union Pacific Corporation VNU, Inc.

Sales and Marketing

We sell our application suite primarily through our global direct sales organization. Our sales team is organized by geographic regions, including North America, Latin America, Europe and the Middle East, and Asia-Pacific. We further organize our sales force into teams focused on selling to specific customer segments, based on the size of our prospective customers, such as small, mid-sized and enterprise, as well as vertical industry, to provide a higher level of service and understanding of our customers’ unique needs. We work with channel partners, including leading global human resources outsourcing vendors, such as Ceridian Corporation and International Business Machines Corp., or IBM, who resell our application suite. For 2006 and the six months ended June 30, 2007, third-party resellers accounted for less than 10% of our revenue.

We generate customer leads, accelerate sales opportunities and build brand awareness through our marketing programs. Our marketing programs target HR executives, technology professionals and senior business leaders. Like our sales teams, our marketing team and programs are organized by geography, company size and industry segment to focus on the unique needs of customers within the target markets. Our principal marketing programs include:

•	field marketing events for customers and prospects;

•	participation in, and sponsorship of, user conferences, trade shows and industry events;

•	customer programs, including user meetings and our online customer community;

•	online marketing activities, including direct email, online web advertising, blogs and webinars;

•	public relations;

•	cooperative marketing efforts with partners, including joint press announcements, joint trade show activities, channel marketing campaigns and joint seminars;

•	use of our website to provide product and company information, as well as learning opportunities for potential customers; and

•	inbound lead generation representatives who respond to incoming leads to convert them into new sales opportunities.

We host our annual SuccessConnect global user conference, where customers both participate in and deliver a variety of programs designed to help accelerate business performance through the use of our application suite. The conferences feature a variety of prominent keynote and customer speakers, panelists and presentations focused on businesses of all sizes, across a wide range of industries. The event also brings together partners, customers and other key participants in the human resources area to exchange ideas and best practices for improving business performance through strategic HR. Attendees gain insight into our product plans and participate in interactive sessions that give them the opportunity to express opinions on new features and functionality.

Strategic Relationships

An important element of our strategy is to establish deep relationships with key industry leaders to enable the widespread adoption of our application suite. We have established a network of relationships that expand our capabilities in multiple areas, such as: distribution of our solution through resellers and referral partners; implementation and consulting services through professional services and consulting organizations; and expanded features and functionality through content and product partners. This approach enables us to focus on our core competencies and, at the same time, provide additional value to our customers.

Outsourcing and Distribution Relationships

We have a network of third parties that resell our application suite directly, refer customer prospects to us and assist our internal sales force. These include leading global human resource outsourcing vendors such as Ceridian and IBM. Outsourcing partners allow customers that desire to outsource multiple HR processes to leverage the benefits of our solution.

Consulting and Implementation Relationships

We work with leading human resources consulting firms to expand our delivery capabilities as well as to offer additional value-added services. These include relationships with industry leaders such as Mercer Human Resources Consulting LLC, Iconixx Corporation and Learn2Perform, Inc. (SystemLink).

Content and Product Relationships

We have relationships with leading content and product companies that complement our solution by making specialized content and functionality available to our customers. These include competency vendors such as Development Dimensions International, Inc., ITG Competency Group, LLC, Lominger International (a Korn/Ferry company), and Personnel Decisions International Corp. We also have integration relationships with vendors of complementary products, such as eQuest LLC, GeoLearning, Inc., HireRight Inc. and Xactly Corporation, that provide additional functionality, such as job boards, learning management systems, background check services, and sales incentive compensation solutions.

Technology

Our solution was architected from the outset to be on-demand, multi-tenant, highly scalable, highly secure, highly configurable and high performance, in order to rapidly deliver value to our customers. Customers can access our solution via a standard web browser without requiring any changes in their network or IT infrastructure.

In designing our solution, we set out to achieve a number of goals. First, the technology had to be highly scalable to accommodate customer growth while continuing to provide high application availability. Second, the data and transactions had to be highly secure, using advanced security technologies and protocols. Third, the solution architecture had to be multi-tenant, allowing us to maintain only one current release that all of our customers use, eliminating the overhead associated with software upgrades or migrations common to many on-premise or other hosted software environments. Fourth, the solution had to allow for rapid response times during heavy usage.

Our solution is architected to deliver a user experience that feels highly customized without requiring custom code changes. Many customers can be configured in a few days or weeks as compared to the months that may be required for traditional enterprise software implementations, allowing the customer to quickly start using our solution. Since our solution is easy to configure, our professional services personnel are not programmers but rather performance and talent management specialists who can focus on providing value to customers.

Our solution is also designed to satisfy strict security requirements. In addition to including extensive roles and permissions capabilities and audit histories of transactions, our architecture segregates each customer’s data from other customers’ data. This data segregation also allows our solution to easily scale horizontally at the database level by load balancing customer instances across database servers.

We use a hybrid approach to our multi-tenant database architecture, which we believe is unique compared to other on-demand, multi-tenant applications. While the core of the approach is multi-tenant with identical database table schemas for each customer, we leverage the self-describing attributes of XML to abstract many of the unique customer data requirements into an object model. While all of the data is stored in a standard RDBMS, the table structure itself is simplified, with all of the core entity data self-described within an XML-based object model. This approach allows for a highly-configurable user experience, allowing customers to provide their users with a web-based performance and talent management system that is familiar and easy to adopt because it can mimic the layout of a prior paper-based system. Users can also enter goals, tasks, targets and milestones into different goal plan templates and layouts, all while leveraging a common permission control model for access to public and private goals within their organization. This approach also allows us to interface with services across a service oriented architecture, or SOA, environment. With our approach, we are able to retain the scalability advantages of a multi-tenant model with identical schemas while still offering customers the ability to benefit from a highly configurable application. As a result, customers can benefit from lower costs as compared to on-premise software, while at the same time achieving higher levels of configurability than we believe are achievable with other on-demand architectures.

Another key feature of our application architecture is its ability to understand the hierarchical structure of employee relationships within an organization. This is essential for a performance and talent management application, but difficult to accomplish using traditional flat table-based database software applications, which must traverse the entire employee hierarchy in order to effectively query across the dataset using standard SQL. Our proprietary implementation of a “Left/Right Algorithm” allows our solution to optimize these queries and quickly search and retrieve hierarchical data. This approach allows managers to cascade goals to team members and allows each team member to personalize these goals for their particular goal plan, all while the system seamlessly maintains the relationship between the original and cascaded goals in the employee hierarchy.

We are standardized on the J2EE technology stack with the majority of our software written in industry-standard software programming languages, such as Java. We also make extensive use of Web 2.0 technologies, such as AJAX, for improved usability and performance and to deliver a rich and highly interactive experience. Our hardware consists primarily of industry standard web servers, application servers, database servers and storage and networking equipment. We support recent versions of major web browsers on major operating systems.

Development

We work closely with our customers and user community to continually improve and enhance our existing offerings and develop new modules and features. Our overall SuccessFactory development approach focuses on rapid innovation and development in order to quickly deliver the features most desired by our customers. SuccessFactory emphasizes collaboration with customers and throughout all areas of our organization in the development process. A key part of this focus is our IdeaFactory, which resides on our web-based Customer Community portal and allows customers and employees to suggest, collaborate on and vote on new features and functionality. This input drives many of the development plans and priorities of our engineering team. We also conduct frequent user meetings, maintain a customer advisory board, and offer other events to provide customers with the opportunity to provide ideas and feedback in our collaborative development process.

Our engineering process is based on a combination of three methodologies: traditional “waterfall” for long-term product release planning; a SCRUM development methodology for agility — supporting our monthly release process and fast reaction to urgent customer and market needs; and the “Extreme Programming” methodology to focus on rapid development, tight connection to business requirements and quality. We have delivered product releases on a monthly basis and intend to continue at this rate as necessary in the future. Leveraging our multi-tenant platform architecture, we can quickly introduce new features across our entire customer base without the need for customers to install or implement any software.

Our research and development expenses were $3.5 million in 2004, $6.1 million in 2005, $10.6 million in 2006 and $7.2 million in the six months ended June 30, 2007.

Operations

We serve our customers and end users from three secure data centers — one located in the United States and two in Europe. We have also entered into an agreement for a second data center in the United States. Physical security features at these facilities include a 24x7x365 manned security station and biometric and man-trap access controls. The systems at these facilities are protected by firewalls and encryption technology. Operational redundancy features include redundant power, on-site backup generators, and environmental controls and monitoring.

We employ a wide range of security features, including server authentication, data encryption, encoded session identifications and passwords. Our hosting providers conduct regular security audits of our infrastructure. We also employ outside vendors for 24x7x365 managed network security and monitoring. Every page we serve is delivered encrypted to the end user via a Secure Socket Layer, or SSL, transaction. We also use encryption technology in our storage systems and backup tapes.

We continuously monitor the performance of our application suite using a variety of automated tools. We designed our infrastructure with built-in redundancy for key components. We use Cisco Systems network equipment, including firewalls, switches and intrusion detection systems, and incorporate failover backup for maximum uptime. We load balance at each tier in the network infrastructure. We also designed our application server clusters so that servers can fail without interrupting the user experience, and our database servers are clustered for failover using technologies from Oracle Corporation and Symantec Corporation. We regularly back up and store customer data on-site and off-site in secure locations to minimize the risk of data loss at any facility.

Competition

The overall market for HR solutions is fragmented, rapidly evolving and highly competitive, with relatively low barriers to entry in some segments.

Within the performance and talent management market, the most common type of competitive solution consists of paper-based processes or desktop software tools that are not specifically designed for performance and talent management. We also face competition from custom-built software that is designed to support the needs of a single organization, and from third-party human resource application providers. These software vendors include, without limitation, Authoria, Inc., Cornerstone OnDemand, Inc., Halogen Software Inc., Kenexa Corporation, Oracle Corporation, Plateau Systems, Ltd., Salary.com, Inc., SAP AG, Softscape, Inc., StepStone Solutions GmbH, SumTotal Systems Inc., Taleo Corporation and Vurv Technology (formerly Recruitmax).

We expect that the competitive landscape will change as the market for performance and talent management software and services consolidates and matures.

We believe the principal competitive factors in our industry include the following:

•	total cost of ownership;

•	breadth and depth of product functionality;

•	brand awareness and reputation;

•	ease of deployment and use of solutions;

•	level of integration, configurability, security, scalability and reliability of solutions;

•	ability to innovate and respond to customer needs rapidly;

•	size of customer base and level of user adoption;

•	ability to integrate with third-party applications; and

•	the level of sales, marketing and financial resources.

We believe we compete favorably with respect to most of these factors. However, many of our competitors and potential competitors have substantially greater name recognition, longer operating histories, larger marketing budgets and significantly greater resources. They may be able to devote greater resources to the development, promotion and sale of their products and services than we can to ours, which could allow them to respond more quickly and effectively to new technologies and changes in customer needs. Additionally, our competitors may offer or develop products or services that are superior to ours or that achieve greater market acceptance.

Intellectual Property

We rely upon a combination of patent, copyright, trade secret and trademark laws and contractual restrictions, such as confidentiality agreements and licenses, to establish and protect our proprietary rights. We currently have one issued U.S. patent. Although we rely on patent, copyright, trade secret and trademark laws to protect our technology, we believe that factors such as the technological and creative skills of our personnel, creation of new modules, features and functionality and frequent enhancements to our solution are more essential to establishing and maintaining a technology leadership position.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or obtain and use our technology to develop products with the same functionality as our solution. Policing unauthorized use of our technology is difficult. The laws of other countries in which we market our application suite may offer little or no effective protection of our proprietary technology. Our competitors could also independently develop technologies equivalent to ours, and our intellectual property rights may not be broad enough for us to prevent competitors from selling products incorporating those technologies. Reverse engineering, unauthorized copying or other misappropriation of our proprietary technology could enable third parties to benefit from our technology without paying us for it, which would significantly harm our business.

We expect that software in our industry may be subject to third-party infringement claims as the number of competitors grows and the functionality of products in different industry segments overlaps. Such competitors could make a claim of infringement against us with respect to our application suite and underlying technology. Third parties may currently have, or may eventually be issued, patents upon which our current solution or future technology infringe. Any of these third parties might make a claim of infringement against us at any time.

Employees

We utilize our application suite to recruit and manage our team throughout our entire organization, which we believe has significantly helped us build a team with superior skills, competencies and aptitude. As of June 30, 2007, we had 524 employees. None of our employees is represented by a labor union or is covered by a collective bargaining agreement. We consider our relations with our employees to be good.

Facilities

Our corporate headquarters, which includes our operations and research and development facilities, is located in San Mateo, California, which we occupy under a lease that expires in November 2009. We have an option to extend the lease for three years. Our primary data center is located in Seacaucus, New Jersey, under a hosting agreement with International Business Machines Corporation. This hosting agreement expires in July 2008. We have additional U.S. offices in Atlanta, Georgia; Boston, Massachusetts; Costa Mesa, California; Deerfield, Illinois; Irving, Texas; New York, New York; and San Francisco, California. We also lease offices in Copenhagen, Denmark; Hong Kong and Shanghai, China; London, United Kingdom; Manila, Philippines; Melbourne and Sydney, Australia; Munich, Germany; Paris, France; Seoul, South Korea; and Singapore. We believe our facilities are adequate for our current needs.

MANAGEMENT

Executive Officers, Directors and Key Employees

The following table provides information regarding our executive officers, directors and key employees as of October 18, 2007:

Name	Age	Position(s)

Lars Dalgaard	40	Founder, Chief Executive Officer, President and Director
Bruce C. Felt, Jr.	49	Chief Financial Officer
Paul L. Albright	45	General Manager, Small and Mid-Sized Business Unit and Chief Marketing Officer
Luen Au	33	Vice President, Engineering
James B. Larson	48	Vice President, Global Enterprise Sales
Julian K. Ong	41	Vice President, General Counsel and Secretary
Randall J. Womack	43	Chief Information Officer and Vice President, Operations
David N. Strohm(1)(2)	59	Chairperson of the Board of Directors
Douglas J. Burgum	51	Director
Eric C.W. Dunn(3)	49	Director
William E. McGlashan, Jr.(2)(3)	43	Director
Elizabeth A. Nelson(2)(3)	47	Director
David G. Whorton(1)	41	Director
Robert R. Bernshteyn	34	Vice President, Global Product Marketing and Management
Jeffery K. Bieller	47	Vice President, Western Area Sales
Philip H. Carty	49	Vice President, Eastern Area Sales
Shelly K. Davenport	44	General Manager, Small Business Unit
Manuel H. Galvez	61	Vice President, Asia Pacific
Andrew J. Leaver	40	Vice President, Sales, EMEA
Karen A. Pisha	46	Vice President, Professional Services
Peter M. Riccio	52	Vice President, Sales, Mid-Market Team
Namdar Saleh	47	Vice President, Global Sales Operations
David A. Yarnold	47	Vice President, Sales

(1)	Member of the compensation committee.
(2)	Member of the nominating and corporate governance committee.
(3)	Member of the audit committee.

Lars Dalgaard founded SuccessFactors in May 2001 and has served as a director and our President and Chief Executive Officer since May 2001. From 1994 to 1998, Mr. Dalgaard served in various general management positions at Unilever N.V., a global packaged consumer and industrial goods company, in the Netherlands, Germany and Denmark. From 1991 until 1993, Mr. Dalgaard held various positions at Novartis (formerly known as Sandoz), a pharmaceutical company, including Sales Representative, Product Manager and Corporate Finance Controller, in the United States and Switzerland. Mr. Dalgaard holds a B.A. from Copenhagen Business School, Denmark and an M.S. from Stanford University Graduate School of Business as a Sloan Fellow.

Bruce C. Felt, Jr. has served as our Chief Financial Officer since October 2006. From February 2005 through August 2006, Mr. Felt served as Chief Financial Officer of LANDesk Software, Inc., a security and systems management software company. Subsequent to LANDesk’s acquisition by Avocent Corp. in August 2006, Mr. Felt was retained by Avocent through February 2007 on a transitional basis to manage certain matters. From April 1999 to February 2005, Mr. Felt served as Chief Financial Officer of Integral Development Corporation, an on-demand software company. Mr. Felt holds a B.S. in accounting from the University of South Carolina and an M.B.A. from Stanford University Graduate School of Business.

Paul L. Albright has served as our General Manager, Small and Mid-sized Business Unit and Chief Marketing Officer since July 2007. From September 2004 to February 2007, Mr. Albright served as Senior Vice President, Worldwide Marketing at Network Appliance, Inc., a data management solutions company. From January 2004 to September 2004 and from 1995 to 1998, Mr. Albright was Executive Vice President, Channel Sales and Chief Marketing Officer at Informatica Corporation, an enterprise data software company. From January 2003 to December 2003, Mr. Albright was CEO-in-Residence at Greylock Partners, a venture capital firm. From October 1998 to December 2002, Mr. Albright served as President, Chief Executive Officer and Chairman of the Board of Directors at SeeCommerce, a performance management software company. Mr. Albright holds a B.S. in information (computer) sciences and a B.A. in management from James Madison University.

Luen Au has served as our Vice President, Engineering since September 2006. From May 2001 to September 2006, Mr. Au served in a number of engineering roles, including Director of Engineering and Senior Director of Engineering. Mr. Au holds a B.A. in computer science from the University of California, Berkeley.

James B. Larson has served as our Vice President, Global Enterprise Sales since September 2007. From June 2000 until January 2007, Mr. Larson served in various positions at Mercury Interactive Corporation, an enterprise software applications company, most recently as Senior Vice President of Worldwide Field Operations, including following the acquisition of Mercury Interactive by Hewlett-Packard Company. Prior to Mercury Interactive, Mr. Larson held various sales and management positions at various technology companies, including Siebel Systems, Inc. and Oracle Corporation. Mr. Larson holds a B.A. in economics from Harvard College and an M.B.A. from the Anderson School of Management at the University of California, Los Angeles.

Julian K. Ong has served as our Vice President, General Counsel and Secretary since August 2006. From September 2002 to July 2006, Mr. Ong served in various capacities in the legal department of salesforce.com, inc., an on-demand customer relationship management application company, most recently as Deputy General Counsel. From January 2000 to August 2002, Mr. Ong was an associate at the law firm of Skadden, Arps, Slate, Meagher & Flom LLP. Mr. Ong holds a B.S. and an M.S. in electrical engineering from Stanford University and a J.D. from Boalt Hall School of Law at the University of California, Berkeley.

Randall J. Womack has served as our Chief Information Officer and Vice President, Operations since April 2003. From May 2000 to April 2003, Mr. Womack served as a partner in the Fast Forward Group at Greylock Partners, a venture capital firm. Prior to that, from 1997 to May 2000, Mr. Womack served as Chief Information Officer of Digital River, Inc., an e-commerce ASP company. Mr. Womack attended the University of Texas at Austin.

David N. Strohm has served as a director since May 2001. He was appointed Chairperson of our Board of Directors in September 2005. Since January 2001, Mr. Strohm has been a Venture Partner of Greylock Partners, a venture capital firm, and from 1980 to 2001, Mr. Strohm was a General Partner of Greylock Partners. Mr. Strohm currently serves on the Boards of Directors of EMC Corporation and VMware, Inc. and several private companies. Mr. Strohm holds an A.B. from Dartmouth College and an M.B.A. from Harvard Business School.

Douglas J. Burgum has served as a director since October 2007. From April 2001 to August 2007, Mr. Burgum served as Senior Vice President of the Microsoft Business Solutions group of Microsoft Corporation, a software company. From 1983 until its acquisition in April 2001 by Microsoft Corporation, Mr. Burgum served in various executive positions at Great Plains Software, Inc., a business-management software company, including President since March 1984, Chief Executive Officer since September 1991 and Chairman of the Board of Directors since January 1996. Mr. Burgum currently serves on the Advisory Board of Stanford University Graduate School of

Business. Mr. Burgum holds a bachelor of university studies degree from North Dakota State University and an M.B.A. from Stanford University Graduate School of Business.

Eric C.W. Dunn has served as a director since May 2004. Since June 2003, Mr. Dunn has been a General Partner of Cardinal Venture Capital, a venture capital firm. From August 2000 to June 2003, Mr. Dunn owned and operated Kingston Creek Ventures, a venture capital firm. From 1986 to 2000, Mr. Dunn served in a number of senior executive capacities at Intuit Inc., a business, financial management and tax solution software company, including Chief Financial Officer and Senior Vice President and Chief Technology Officer. Mr. Dunn currently serves on the Boards of Directors of TIBCO Software, Inc. and several private companies. Mr. Dunn holds a B.A. in physics from Harvard College and an M.B.A. from Harvard Business School.

William E. McGlashan, Jr. has served as a director since September 2005. Since April 2004, Mr. McGlashan has been a Partner and Managing Director of TPG Growth, LLC, a venture capital firm. From December 2001 to March 2004, Mr. McGlashan served as Chairman of the Board of Directors and Chief Executive Officer of Critical Path, Inc., a digital communications software company. Mr. McGlashan currently serves on the Boards of Directors of several private companies. Mr. McGlashan holds a B.A. in history from Yale University and an M.B.A. from Stanford University Graduate School of Business.

Elizabeth A. Nelson has served as a director since September 2007. From November 1997 until its acquisition in December 2005 by Adobe Systems Incorporated, Ms. Nelson served in various executive positions at Macromedia, Inc., a multimedia software company, including Executive Vice President, Chief Financial Officer and Secretary since February 1998 and a member of the Board of Directors since January 2005. Prior to joining Macromedia, Ms. Nelson spent eight years at Hewlett-Packard Company, a computer-hardware company, where she held various positions in international finance and corporate development. Ms. Nelson currently serves on the Boards of Directors of CNET Networks, Inc. and two private companies. Ms. Nelson holds a B.S. in foreign service from Georgetown University and an M.B.A. from the Wharton School of the University of Pennsylvania.

David G. Whorton has served as a director since April 2003. In March 2006, Mr. Whorton founded Tugboat Ventures, a venture capital firm, and has been Managing Director since that time. From February 2003 to December 2005, Mr. Whorton was a Managing Director of TPG Ventures, a venture capital firm. Mr. Whorton founded Good Technology, Inc. and Mr. Whorton served as its Chief Executive Officer from January 2000 to December 2000. From December 2000 to May 2003, Mr. Whorton served as the Executive Chairman of Good Technology’s Board of Directors. From May 1997 to March 2000, Mr. Whorton was an Associate Partner of Kleiner Perkins Caufield & Byers, a venture capital firm. Mr. Whorton holds an M.S. in mechanical engineering from the University of California, Berkeley and an M.B.A. from Stanford University Graduate School of Business.

Robert R. Bernshteyn has served as our Vice President, Global Product Marketing and Management since June 2007. From June 2004 to June 2007, Mr. Bernshteyn served in a number of marketing positions at SuccessFactors, most recently as Vice President, Product Marketing. From June 2001 to May 2004, Mr. Bernshteyn served in a number of product management roles at Siebel Systems, Inc., a customer relationship management software company. Mr. Bernshteyn holds a B.S. in information systems from New York State University, Albany and an M.B.A. from Harvard Business School.

Jeffery K. Bieller has served as our Vice President, Western Area Sales since October 2004. From June 2003 to August 2004, Mr. Bieller served as a Regional Director of Sales Management at Kronos Incorporated, a software company. From May 1999 to June 2003, Mr. Bieller served as Regional Vice President of Sales Management at Saba Software, Inc., a software company. Mr. Bieller holds a B.A. in business administration from California State University, Fullerton.

Philip H. Carty has served as our Vice President, Eastern Area Sales since May 2007. From February 2005 to April 2007, Mr. Carty served as Vice President of Sales, Eastern Region and Canada of Red Hat, Inc., a linux and open-source software provider. From May 2002 to February 2005, Mr. Carty served as Vice President of Sales, Northeast for VERITAS Software Corporation, a storage solutions company.

Shelly K. Davenport has served as our General Manager, Small Business Unit since January 2007. From June 2005 to January 2007, Ms. Davenport owned and operated Davenport Consulting, a sales consultation company.

From October 1999 to March 2004, Ms. Davenport was Vice President of Sales at salesforce.com, inc. Ms. Davenport holds a B.S. in management information systems from California State University, San Diego.

Manuel H. Galvez has served as our Vice President, Asia Pacific since January 2005. From January 1998 to November 2004, Mr. Galvez served as Vice President & General Manager, Asia Pacific & Latin America at Informatica Corporation, a data integration software company. Mr. Galvez holds a B.A. in economics from Ateneo de Manila University.

Andrew J. Leaver has served as our Vice President, Sales, EMEA since April 2007. From December 2000 to March 2007, Mr. Leaver served as Vice President, Sales & Marketing, EMEA for Ariba, Inc, a software applications company. Mr. Leaver holds an M.S. in microelectronic systems engineering from the University of Manchester Institute of Science and Technology.

Karen A. Pisha has served as our Vice President, Professional Services since July 2005. From February 1996 to May 2005, Ms. Pisha served in various capacities, including Vice President of Consulting, Director of Solutions Delivery and Director of Customer Services, at Oracle Corporation and PeopleSoft Corporation prior to its merger with Oracle, both of which companies provide enterprise software. Ms. Pisha holds a degree in business and marketing management from Central Michigan University.

Peter M. Riccio has served as our Vice President, Sales, Mid-Market Team since July 2006. From June 2004 and June 2006, Mr. Riccio served as Senior Vice President of Sales at Document Sciences Corporation, a customer communications management solutions company. From September 2003 to prior to joining Document Sciences, Mr. Riccio served as Vice President of Sales at Planitax, Inc., a corporate tax software and services company. From 1999 through 2002, Mr. Riccio served as Vice President of Sales at Saba Software, Inc., a human capital management software and services company. Mr. Riccio holds a B.S. in administrative science from Yale University.

Namdar Saleh has served as our Vice President, Global Sales Operations since March 2006. From October 2004 to January 2006, Mr. Saleh served as Vice President, North America Sales at Convergys Corporation, a customer care, human resources and billing services company. From April 2003 to September 2004, Mr. Saleh served as Director, Strategic Accounts at DigitalThink, Inc., an e-learning business solutions company. From April 2002 to April 2003, Mr. Saleh was not employed. From January 2001 to April 2002, Mr. Saleh served as Vice President, Business Development at Avinon, Inc., an Internet-based applications company. Mr. Saleh holds a B.S. in electrical engineering from Tufts University and an M.S. in electrical engineering from Purdue University.

David A. Yarnold has served as our Vice President, Sales since September 2007. From June 2004 to September 2007, Mr. Yarnold served in a number of sales positions at SuccessFactors, most recently as Vice President, Global Enterprise Sales. From November 2003 through April 2004, Mr. Yarnold served as Senior Vice President of Worldwide Sales of Fogbreak Software Inc., a software company. From July 1999 to April 2003, Mr. Yarnold served as Senior Vice President of Worldwide Sales of Extensity, Inc., a software applications company. Mr. Yarnold holds a B.S. in accounting from California State University, San Francisco.

Our executive officers are appointed by, and serve at the discretion of, our Board of Directors. There are no family relationships among any of our directors or executive officers.

Board of Directors

Under our restated bylaws that will become effective immediately following the completion of this offering, our Board of Directors may set the authorized number of directors. Each director currently serves until our next annual stockholder meeting or until his or her successor is duly elected and qualified. Upon the completion of this offering, our common stock will be listed on NYSE Arca. The current NYSE rules require that a majority of the members of our Board of Directors be independent within specified periods following the completion of this offering. We believe that six of our directors are independent as determined under these rules: Messrs. Burgum, Dunn, McGlashan, Strohm and Whorton and Ms. Nelson.

Pursuant to a voting agreement entered into on May 19, 2006, Mr. Dunn was selected as the representative of our stockholder Cardinal Venture Capital, Mr. McGlashan was selected as the representative of our stockholder

TPG Ventures, L.P. and Mr. Strohm was selected as the representative of our stockholder Greylock Equity L.P. Mr. Dalgaard was selected by the majority of our common stock outstanding. Mr. Whorton was selected by the majority of our common stock outstanding and a majority of our Board of Directors. As of the date of this prospectus, Messrs. Dalgaard, Dunn, McGlashan, Strohm and Whorton continue to serve on our Board of Directors and will continue to serve as directors until their resignation or until their successors are duly elected by the holders of our common stock despite the fact that the voting agreement will terminate upon the completion of this offering.

Immediately following the completion of this offering, we will file our restated certificate of incorporation with the Secretary of State of the state of Delaware. The restated certificate of incorporation will divide our Board of Directors into three classes, with staggered three-year terms:

•	Class I directors, whose initial term will expire at the annual meeting of stockholders to be held in 2008;

•	Class II directors, whose initial term will expire at the annual meeting of stockholders to be held in 2009; and

•	Class III directors, whose initial term will expire at the annual meeting of stockholders to be held in 2010.

At each annual meeting of stockholders after the initial classification, the successors to directors whose terms have expired will be elected to serve from the time of election and qualification until the third annual meeting following election. Upon the completion of this offering, the Class I directors will consist of Messrs. McGlashan and Whorton; the Class II directors will consist of Messrs. Dunn and Strohm; and the Class III directors will consist of Messrs. Burgum and Dalgaard and Ms. Nelson. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.

In addition, our restated certificate of incorporation upon the completion of this offering will provide that only our Board of Directors may fill a vacancy on our Board of Directors until the next annual meeting of stockholders at which the stockholders elect a director to fill that vacancy. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors.

This classification of our Board of Directors and the provisions described above may have the effect of delaying or preventing changes in our control or management. See “Description of Capital Stock — Anti-Takeover Provisions — Restated Certificate of Incorporation and Restated Bylaws.”

Committees of Our Board of Directors

Our Board of Directors has an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each committee are described below. Members serve on these committees until their respective resignations or until otherwise determined by our Board of Directors.

Audit Committee

Our audit committee is currently comprised of Mr. Dunn, who is the chair of the audit committee, and Mr. McGlashan and Ms. Nelson. The composition of our audit committee meets the requirements for independence under the current NYSE rules and SEC rules and regulations, including their transitional rules. Each member of our audit committee is financially literate. In addition, our audit committee includes a financial expert within the meaning of Item 407(d)(5)(ii) of Regulation S-K promulgated under the Securities Act of 1933, as amended, or the Securities Act. All audit services and all permissible non-audit services, other than de minimis non-audit services, to be provided to us by our independent registered public accounting firm will be approved in advance by our audit committee. Our Board of Directors adopted a charter for our audit committee, which will be posted on our website. Our audit committee, among other things:

•	selects our independent registered public accounting firm to audit our financial statements;

•	helps ensure the independence of our independent registered public accounting firm;

•	discusses the scope and results of the audit with our independent registered public accounting firm, and reviews, with management and our independent registered public accounting firm, our interim and year-end operating results;

•	develops procedures for employees to anonymously submit concerns about questionable accounting or audit matters;

•	considers the adequacy of our internal accounting controls and audit procedures; and

•	approves or, as permitted, pre-approves all audit and non-audit services to be performed by the independent registered public accounting firm.

Compensation Committee

Our compensation committee is comprised of Mr. Strohm, who is the chair of the compensation committee, and Mr. Whorton. The composition of our compensation committee meets the requirements for independence under the current NYSE rules. The purpose of our compensation committee is to discharge the responsibilities of our Board of Directors relating to the compensation of our executive officers. Our Board of Directors adopted a charter for our compensation committee. Our compensation committee, among other things:

•	reviews the compensation of our executive officers;

•	administers our stock and equity incentive plans;

•	reviews and makes recommendations to our Board of Directors with respect to incentive compensation and equity plans; and

•	establishes and reviews general policies relating to the compensation and benefits of our employees.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee is comprised of Mr. Strohm, who is the chair of the nominating and corporate governance committee, and Mr. McGlashan and Ms. Nelson. The composition of our nominating and corporate governance committee meets the requirements for independence under the current NYSE rules and SEC rules and regulations. Our Board of Directors adopted a charter for our nominating and corporate governance committee. Our nominating and corporate governance committee, among other things:

•	identifies, evaluates and recommends nominees to our Board of Directors and committees of our Board of Directors;

•	searches for appropriate directors;

•	evaluates the performance of our Board of Directors;

•	considers and makes recommendations to our Board of Directors regarding the composition of our Board of Directors and its committees;

•	reviews related party transactions and proposed waivers of our code of conduct;

•	reviews developments in corporate governance practices; and

•	evaluates the adequacy of our corporate governance practices and reporting.

Compensation Committee Interlocks and Insider Participation

During 2006, our compensation committee consisted of Messrs. Strohm and Whorton. Neither of them has at any time in the last fiscal year been one of our officers or employees, and neither has had any relationships with us of the type that is required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act other than as described below. None of our executive officers has served as a member of the Board of Directors, or as a member of the compensation or a similar committee, of any entity that has one or more executive officers who served on our Board of Directors or compensation committee during 2006.

In May 2004, we sold 66,254 shares of our Series C convertible preferred stock at a purchase price of approximately $1.13 per share (for an aggregate purchase price of approximately $74,868) to Mapache Investments, L.P., of which Mr. Strohm is a General Partner; and we sold 596,290 shares of our Series C convertible preferred stock at a purchase price of approximately $1.13 per share (for an aggregate purchase price of approximately $673,808) to Greylock Equity Limited Partnership. Mr. Strohm is a General Partner of Greylock Equity GP Limited Partnership, which is the General Partner of Greylock Equity Limited Partnership.

In February 2005, we sold 67,382 shares of our Series D convertible preferred stock at a purchase price of approximately $1.88 per share (for an aggregate purchase price of approximately $126,679) to Mr. Strohm; we sold 67,382 shares of our Series D convertible preferred stock at a purchase price of approximately $1.88 per share (for an aggregate purchase price of approximately $126,679) to Mapache Investments, L.P.; and we sold 992,556 shares of our Series D convertible preferred stock at a purchase price of approximately $1.88 per share (for an aggregate purchase price of approximately $1.87 million) to Greylock Equity Limited Partnership.

In May 2006, we sold 13,602 shares of our Series E convertible preferred stock at a purchase price of approximately $4.80 per share (for an aggregate purchase price of approximately $65,290) to Mr. Strohm; we sold 10,855 shares of our Series E convertible preferred stock at a purchase price of approximately $4.80 per share (for an aggregate purchase price of approximately $52,104) to Mapache Investments, L.P.; and we sold 519,055 shares of our Series E convertible preferred stock at a purchase price of approximately $4.80 per share (for an aggregate purchase price of approximately $2.5 million) to Greylock Equity Limited Partnership.

In May 2006, we sold 52,035 shares of our Series E convertible preferred stock at a purchase price of approximately $4.80 per share (for an aggregate purchase price of approximately $249,768) to Mr. Whorton.

For additional information, please see “Certain Relationships and Related Party Transactions.”

Director Compensation

To date, we have not paid any fees to or reimbursed any expenses of our non-employee directors. All compensation that has been paid to Mr. Dalgaard, our only employee director, is set forth in the table summarizing executive officer compensation below. No compensation has been paid to Mr. Dalgaard in his capacity as a director. We intend to compensate our non-employee directors with a combination of cash and equity awards.

Cash Compensation

Each non-employee director as of January 1 will receive an annual retainer of $35,000. The non-employee Chairperson of the Board of Directors will receive an additional annual retainer of $35,000, and if our Chief Executive Officer is appointed as Chairperson of the Board of Directors, the lead independent director will receive an additional annual retainer of $15,000. The chairs of the audit committee, the compensation committee and the nominating and corporate governance committee will also receive annual retainers of $20,000, $15,000 and $10,000, respectively. Each member of the audit committee, the compensation committee and the nominating and corporate governance committee will receive annual retainers of $10,000, $7,500 and $5,000, respectively. Each non-employee director will be permitted to elect to have the annual retainer payments used to purchase shares of our common stock pursuant to the terms of our 2007 Equity Incentive Plan, with distribution of the shares to occur on the earlier of: (1) the date that is immediately prior to the date of consummation of a change of control, and (2) the date such non-employee director ceases to be a member of the Board of Directors.

Equity Compensation

Each non-employee director who becomes a member of our Board of Directors prior to this offering will be granted an initial option to purchase 50,000 shares of our common stock (which may be increased at the discretion of our Board of Directors) upon appointment or election, and these stock options will be immediately exercisable, must be exercised within six months of grant and will vest quarterly over a period of two years based on continuation of service by the non-employee director. Moreover, each non-employee director who becomes a member of our Board of Directors prior to or after this offering will be granted an initial option to purchase 30,000 shares of our common stock upon appointment or election, and these stock options will also be immediately exercisable and will vest quarterly over a period of two years based on continuation of service by the non-employee director. An additional option to purchase 15,000 shares of our common stock will automatically be granted to each non-employee director after each annual meeting of stockholders, beginning with the 2008 annual meeting of stockholders, and these stock options will vest quarterly over a period of one year. Other than the initial option to purchase 50,000 shares of our common stock described above, each of the stock options granted to a non-employee director will have a maximum term of the earlier of: (1) seven years from the date of grant, or (2) three years after the termination of the non-employee’s termination of service for any reason, and the vesting of the options will accelerate in full in connection with a change of control. All stock options granted to non-employee directors will have an exercise price equal to the fair market value of our common stock on the date of grant.

In September 2007, we granted Messrs. Dunn, McGlashan, Strohm and Whorton each an option to purchase 50,000 shares of our common stock at an exercise price of $8.75 per share, and we granted Ms. Nelson options to purchase an aggregate of 80,000 shares of our common stock at an exercise price of $8.75 per share. In October 2007, we granted Mr. Burgum options to purchase an aggregate of 280,000 shares of our common stock at an exercise price of $8.75 per share.

Executive Compensation

Compensation Discussion and Analysis

The following discussion and analysis of compensation arrangements of our executive officers should be read together with the compensation tables and related disclosures set forth below. This discussion contains forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. The actual amounts and forms of compensation and the compensation programs that we adopt may differ materially from currently planned programs as summarized in this discussion.

This section discusses the principles underlying our executive compensation policies and decisions and the most important factors relevant to an analysis of these policies and decisions. It provides qualitative information regarding the manner and context in which compensation is awarded to and earned by our executive officers and places in perspective the data presented in the tables and narrative that follow. For 2006, our “named executive officers” are our Chief Executive Officer, Chief Financial Officer and three other most highly compensated executive officers listed in our 2006 Summary Compensation Table in this prospectus.

Our goal is to attract, motivate and retain key leadership for our company. Our executive compensation program is designed to attract individuals with the skills necessary to grow our business, reward those individuals fairly over time, retain those individuals who continue to perform above the levels that we expect and strongly align the compensation of those individuals with the performance of our company on both a short-term and long-term basis. Our overall compensation philosophy is centered on driving superior performance from our executive officers. As a result, if our executive officers perform exceptionally well, their overall compensation will be at the high end of the total compensation paid by companies we view as comparable to us.

Our executive officers’ compensation has three primary components — base compensation or salary, annual cash bonuses and stock option awards granted pursuant to our 2001 Stock Option Plan, which is described below under “— Employee Benefit Plans.” We view these components of compensation as related in reviewing the total compensation packages of our executive officers. We determine the appropriate level for each compensation component based in part, but not exclusively, on information from third-party compensation surveys consistent with our recruiting and retention goals, our view of internal equity and consistency and overall company and individual performance. Except as described below, our compensation committee has not adopted any formal or informal policies or guidelines for allocating compensation between long-term and currently paid-out compensation, between cash and non-cash compensation or among different forms of non-cash compensation. However, in line with our overall philosophy of rewarding excellent performance of our employees, the compensation committee’s philosophy is to make a substantial portion of an employee’s total compensation performance-based, so that the employee will be rewarded through bonuses and equity if we perform well in the near term and over time. We also believe that, for technology companies, stock-based compensation is the primary motivator in attracting employees, rather than cash compensation.

In setting compensation for our executive officers in 2006, we initially considered base compensation targeted at the 65th to 75th percentile of salaries of executives with similar roles at comparable software companies, and incentive compensation targeted at up to the 90th percentile if they significantly exceed performance objectives. We most recently reviewed the 2006 Radford Total Compensation Survey. This survey provides average base salary and incentive compensation amounts for various types of companies in specified industries. We considered the average amounts reported in the survey for the category of software companies with annual revenue of less than $200 million, that had annual average revenue of approximately $75 million, as we believed this category most closely matched our company in terms of size and industry type. Therefore, this survey likely included many companies with revenue that was much higher than ours for 2006, as we had revenue of approximately $32.6 million in 2006. In addition, this survey did not provide any information regarding the profitability of the companies surveyed. Accordingly, we did not compare the net income or loss of any companies to ours. We also believe that this survey is a commonly-used resource for private technology companies in our geographic area. To gain additional perspective, we also evaluated the total compensation information reported by a group of public companies that pioneered new software solutions, operate in the on-demand software industry or had recently completed an initial public offering. These companies consisted of: salesforce.com, inc.; Oracle Corporation; Red Hat, Inc.; RightNow, Technologies, Inc.; Omniture, Inc.; Kenexa Corporation; Isilon Systems, Inc.; Riverbed Technology, Inc.; Optium Corporation; eHealth, Inc.; and DivX, Inc. Three of these companies paid higher amounts of salary and bonus, however, we paid more salary and bonus than the remaining seven.

Our choice of the foregoing percentiles applied to the data in the reports and comparable group of companies reflects consideration of our stockholders’ interests in attracting and retaining talented employees and paying what was necessary, but not significantly more than necessary, to achieve our corporate goals, while conserving cash and equity as much as practicable, and to reward outstanding performance. Although we have retained an independent compensation consultant to assist our Board of Directors in setting compensation for our executive officers in 2007, we did not retain an independent compensation consultant for compensation and planning in 2006 or before.

Our compensation committee’s current intent is to perform at least annually a strategic review of our executive officers’ overall compensation levels to determine whether they provide adequate incentives and motivation to our executive officers to achieve superior performance and whether they adequately compensate our executive officers relative to comparable officers in other companies with which we compete for executives. The base salaries of our executive officers are typically reviewed on an annual basis. Our compensation committee’s most recent compensation review occurred in January 2007. The compensation committee meetings typically have included, for all or a portion of each meeting, not only the committee members, but also our Chief Executive Officer. For compensation decisions, including decisions regarding the grant of equity compensation to executive officers other than our Chief Executive Officer, the compensation committee typically considers recommendations from our Chief Executive Officer.

We account for equity compensation paid to our employees under the rules of SFAS No. 123(R), which requires us to estimate and record an expense over the service period of the award. Our cash compensation is recorded as an expense at the time the obligation is accrued. If we become profitable, we will receive a tax deduction for the compensation expense. We structure cash bonus compensation so that it is taxable to our employees at the time it becomes available to them. We currently intend that all cash compensation paid to our employees will be tax deductible for us. However, with respect to equity compensation awards, while any gain recognized by employees from nonqualified stock options should be deductible, to the extent a stock option constitutes an incentive stock option, gain recognized by the employees will only be deductible if there is a disqualifying disposition by the employee. In addition, if we grant restricted stock or restricted stock unit awards that are not subject to performance vesting, they may not be fully deductible by us at the time the award is otherwise taxable to employees.

Base Compensation.  We fix base compensation for our executive officers at a level that we believe enables us to hire and retain them in a competitive environment and rewards satisfactory individual performance and contribution to our overall business goals. We also take into account the base salaries that are payable by companies which we believe we generally compete for executives. We considered data reported in the 2006 Radford Technology Survey described above and noted the reported compensation of the group of companies listed above. We typically seek to offer base salaries that are approximately within the 65th to 75th percentile of Silicon Valley-based companies surveyed.

For 2007, the current base salaries of our named executive officers are as follows:

Lars Dalgaard	$400,000
Bruce C. Felt, Jr.	235,000
Luen Au	210,000
Randall J. Womack	210,000
David A. Yarnold	250,000

Cash Bonuses.  We utilize cash bonuses to reward performance achievements in the current year, while also taking into account performance against our longer-term strategic goals. Annual bonus targets, other performance measures and other terms and conditions of bonuses are determined by our compensation committee in the case of our Chief Executive Officer, and are determined by our Chief Executive Officer, in consultation with our compensation committee, in the case of our other executive officers. We use our Goal Management and Learning and Development modules as part of our compensation process, primarily to help track performance against goals and to align the goals of our executive officers with the overall goals of our company and to measure competencies. We believe these tools are useful for aiding in compensation decisions, particularly because we use them to evaluate how all of our employees perform against individual and company goals, as well as to track the skill competencies of our entire employee base. The compensation committee also determines the performance measures and other terms and conditions of cash bonuses for our Chief Executive Officer, and consults with our Chief Executive Officer with respect to bonuses and targets for other executive officers. For 2006, the bonus targets for our executive officers were generally set as a percentage of the base salary, with the target bonus for our Chief Executive Officer and Vice President, Sales significantly higher to reflect a higher level of compensation that is directly tied to our company’s performance.

The bonuses for our executive officers, when they are satisfactorily performing, are intended to provide a level of total compensation that is competitive. The bonuses are intended to be at the high end of total compensation paid by other companies when the executive officers significantly exceed their performance objectives with excellent performance.

The bonus target for our Chief Executive Officer for 2006 was based largely on company financial performance targets, with 30% of the target based on achievement of bookings levels of $42.5 million in bookings, 15% based on target cost of revenue and operating expenses of approximately $62.3 million, excluding stock-based compensation, 15% based on sales pipeline and 10% based on targeted customer renewals of 92%. The remaining 30% of the target was based upon the following qualitative factors: 15% based on building our management team and 15% based on implementing a long-term business plan.

For 2006, Mr. Dalgaard received a bonus equal to $630,292, or approximately 200% of his base salary. This amount was based on our company substantially exceeding the goals of customer booking levels, building our sales pipeline, managing operating expenses, implementing a long range plan for our company’s growth and hiring personnel to fill out the executive management team. The compensation committee believed that our growth rate significantly exceeded that of our competitors as well as that of other on-demand and enterprise software companies, based on growth in number of employees, number of customers and customer bookings, based on publicly-reported information from these companies. The compensation committee also believed that Mr. Dalgaard was a key factor in our growth in revenue from approximately $13.0 million in 2005 to $32.6 million in 2006 and substantial increases in our customer base and bookings during 2006. We paid 80% of Mr. Dalgaard’s total bonus for 2006, and the remaining 20% will be paid to him in 2008, assuming he remains employed with us.

For Mr. Yarnold, the amount of payments for fiscal year 2006 was determined based on his sales compensation plan that was directly related to the amount of services sold, as well as other metrics. Under his sales plan, 70% of his sales commissions was based on achieving bookings targets of approximately $40 million, 15% of his commission component was based on growing the number of sales representatives and other personnel within the department to approximately 240 employees at the end of 2006. The remaining 15% of his commission was based on increasing estimated dollar amounts of potential sales prospects that are in the late stages of making purchasing decisions for our application suite. We measured progress against these targets on a quarterly basis, and

Mr. Yarnold received quarterly payments. Mr. Yarnold also received a separate $60,000 bonus at the end of 2006. This bonus amount was a discretionary payment, based on the determination of our Chief Executive Officer that our company had significantly grown its bookings and customer base during the year, and that Mr. Yarnold was an important contributor in achieving this growth.

For 2006, Messrs. Womack and Au each received a bonus of $140,001 from our company-wide bonus pool. This pool is funded based on the achievement of company performance, particularly in bookings levels, which were targeted at $42.5 million for 2006. Each employee who is not subject to a specific sales commission plan receives a portion of this bonus pool, based on the employee’s level in our organization. Messrs. Womack and Au were eligible to receive 45% of their base salary if the company performance objective was met, as they were both at the Vice President level. The bonus pool amount was funded at 175% of the target amount due to our bookings exceeding the target amount, and the base salary target was paid out at a corresponding percentage throughout the organization. We paid Messrs. Womack and Au approximately 66% of their earned bonus in 2007 and will pay the remainder to them prior to March 31, 2008, assuming they continue to remain employed with us.

We do not have a formal policy regarding adjustment or recovery of awards or payments if the relevant performance measures upon which they are based are restated or otherwise adjusted in a manner that would reduce the size of the award or payment.

For 2007, target bonuses for our named executive officers are as follows:

	Threshold	Target	Maximum
Lars Dalgaard	—	$400,000	$600,000
Bruce C. Felt, Jr.	—	105,750	(1)
Luen Au	—	77,000	(1)
Randall J. Womack	—	77,000	(1)
David A. Yarnold	—	225,000	(1)

(1)	There is no cap on the maximum bonus amounts that may be paid to these named executive officers, rather we anticipate that any bonus amount would be proportionally increased based on the level by which we exceeded the targeted amount of bookings.

The target bonus for our Chief Executive Officer for 2007 is based on company financial targets, with 25% of the target based on achievement of specified bookings levels, 15% based on our level of bookings for the year, less cash expenses, and 10% based on customer renewals. The remaining 50% is based on the following qualitative factors: 10% on building of our management team; 10% in overall business development; 10% for growth of our small customer business; 10% for growth of our mid-sized customer business; and 10% for readiness for being a public company.

For Mr. Yarnold, the amount of bonus for 2007 is determined based on his sales compensation plan. Under his sales plan, 70% of his bonus is based on achieving bookings targets, 15% is based on growing the number of sales representatives and 15% is based on the amount of potential sales prospects that are in the late stages of making purchasing decisions for our applications suite. The amount of Mr. Felt’s target bonus was negotiated between Mr. Felt and us as part of the terms of his initial employment offer letter with us. The 2007 bonus for our remaining named executive officers is based on our company-wide bonus pool, the amount of which is determined based on our level of bookings for 2007. Under our bonus pool, these officers are entitled to receive a bonus of up to 45% of their base salary if the bookings objective is met. If the bookings objective is exceeded, we anticipate that the amount of any bonus that may be paid would be increased proportionally, although there is no specific requirement to do so. The actual bonuses for our executive officers can exceed their target amount. For example, the ultimate payout in 2006 was determined based on the degree to which we attained or exceeded corporate objectives. These objectives typically are based on corporate performance criteria, heavily weighted towards bookings. Our compensation committee views cash bonuses as a reward for exceptional performance. As such, our compensation committee generally sets company performance objectives at levels that would only be achieved if we continued to substantially improve our past levels of performance, and if our executive officers perform at very high levels. Accordingly, we generally believe that these targets are difficult to achieve and require a high level of execution and performance by our executive officers. The compensation committee has the discretion to increase or reduce bonuses. The compensation committee did not exercise its discretion in this regard in 2006.

Stock options and equity awards.  We utilize stock options to ensure that our executive officers have a continuing stake in our long-term success. Because our executive officers are awarded stock options with an exercise price equal to the fair market value of our common stock on the date of grant, these stock options will have value to our executive officers only if the value of our common stock increases after the date of grant. The stock options that we have granted to our Chief Executive Officer and our Chief Financial Officer under our 2001 Stock Option Plan may be exercised by the recipient at any time; however, any shares purchased are subject to a lapsing right of repurchase in our favor. This repurchase right with respect to the recent grant to our Chief Financial Officer lapses at a rate of 25% of the shares subject to the stock option on the first anniversary of the grant date, and with respect to approximately 2.1% of the shares each month thereafter. With respect to the recent grant to our Chief Executive Officer, the repurchase right lapses ratably on a monthly basis over a two-year period.

The authority to make stock option grants to executive officers rests with our compensation committee. In determining the size of stock option grants to executive officers, our compensation committee considers the company’s overall performance against its strategic plan. The compensation committee also considers individual performance of the executive officers, which is based largely on the determination of our Chief Executive Officer as to whether the individual is performing at a level necessary to improve our overall performance. However, specific stock option grant decisions to officers that are performing well are based in large part on the extent to which these officers are currently vested in their equity ownership.

In 2006, we engaged Financial Services Consulting Group, LLC (FSCG), an unrelated third-party valuation firm, to assist us in determining the fair value of our common stock as of May 17, 2006 and October 16, 2006. Prior to our original engagement of FSCG, our Board of Directors determined the value of our common stock based on internal reports and other relevant factors.

We do not have any program, plan or obligation that requires us to grant equity compensation on specified dates and because we have not been a public company, we have not coordinated our equity grants with the release of material non-public information. We may implement policies of this nature in the future, but we have no current plans to do so.

In May and September 2006, we granted options to purchase 690,000, 130,000 and 150,000 shares of our common stock to Messrs. Dalgaard, Au and Womack, respectively. These stock options have an exercise price of $1.30 per share. These grants were made by our compensation committee as part of our process of reviewing equity positions of our employees, and our compensation committee determined that, in light of the individuals’ performance which were based largely on the recommendation of our Chief Executive Officer in the cases of Messrs. Au and Womack, and current level of vesting, it was appropriate to provide additional incentives for these executive officers. We also granted in 2006 an option to purchase 500,000 shares of common stock to Mr. Felt at an exercise price of $1.60 per share as part of his negotiated compensation package when he joined us in October 2006.

In July 2007, we granted Messrs. Dalgaard, Au and Yarnold options to purchase 800,000, 130,000 and 185,000 shares of common stock, respectively, at an exercise price of $8.50 per share as part of our periodic company-wide evaluation of equity compensation. As part of this review, our compensation committee consulted with a third-party compensation consultant. In September 2007, we granted Mr. Dalgaard an option to purchase 40,000 shares of our common stock. The compensation committee granted this option to recognize Mr. Dalgaard’s efforts in successfully recruiting additional members of our management team.

Prior to the completion of this offering, we plan to adopt a new equity incentive plan which is described below under “— Employee Benefit Plans.” The 2007 Equity Incentive Plan will replace our existing 2001 Stock Option Plan immediately following this offering and will afford the compensation committee much greater flexibility in making a wide variety of equity awards, including stock options, shares of restricted stock and stock appreciation rights, to executive officers and our other employees.

Other than the equity plans described above, we do not have any equity security ownership guidelines or requirements for our executive officers.

Severance and Change of Control Payments.  As described below under “— Employment and Change of Control Arrangements,” two of our current executive officers (Messrs. Dalgaard and Felt) are entitled to receive specified severance payments and/or accelerated vesting of stock options or unvested stock if their employment is terminated without cause by us or an acquiring company (or by the executive officer for good reason) following a change of control. We believed that the severance payments and stock option acceleration upon a termination of employment without cause for Messrs. Dalgaard and Felt were necessary in order to provide them with assurance that if their at-will employment with us were to be terminated without cause, they would be compensated at a sufficient level in order to ensure they could transition to another company and, in the case of Mr. Felt, to induce him to accept employment with us. We also believed based on our general experience that severance provisions such as these are relatively common for chief executive officers and chief financial officers of high-technology companies. In addition, Mr. Yarnold is entitled to receive to receive accelerated vesting and a severance payment if his employment is terminated without cause (or by him for “good reason”) following a change in control transaction. All of these arrangements were part of the negotiated employment arrangements with these employees.

Because of the significant acquisition activity in the high technology industry, there is a possibility that we could be acquired in the future. We believe these severance and change of control arrangements mitigate some of the risk that exists for executive officers working in a smaller company that may become an acquisition target. These arrangements are intended to attract and retain qualified executive officers that could have other job alternatives that may appear less risky absent these arrangements. We also believe that the larger severance packages resulting from terminations related to change of control transactions would provide an incentive for these executive officers to successfully execute such a transaction from its early stages until closing, which we believe will ultimately benefit our stockholders.

For a description and quantification of these severance and change of control benefits, please see “— Employment and Change of Control Arrangements” below.

Other Benefits.  Our executive officers are eligible to participate in all of our employee benefit plans, such as medical, dental, vision and our 401(k) Plan, in each case on the same basis as our other employees. We also provide vacation and other paid holidays to all employees, including our executive officers, which are comparable to those provided at our peer companies.

Executive Compensation Tables

The following table presents compensation information for our fiscal year ended December 31, 2006 paid to or accrued for our Chief Executive Officer, Chief Financial Officer and each of our three other most highly compensated executive officers whose total compensation for 2006 were more than $100,000. We refer to these executive officers as our “named executive officers.”

2006 Summary Compensation Table

					Non-Equity
				Option	Incentive Plan
Name and Principal Position	Salary		Bonus	Awards(1)	Compensation(2)	Total

Lars Dalgaard Chief Executive Officer and President	$320,000		$10,000	$193,078	$630,292	$1,153,370
Bruce C. Felt, Jr. Chief Financial Officer	2,547	(3)	—	31,109	—	33,656
Luen Au Vice President, Engineering	176,297		—	5,287	140,001	321,585
Randall J. Womack Chief Information Officer and Vice President, Operations	188,125		—	3,042	140,001	331,168
David A. Yarnold Vice President, Sales	390,977	(4)	60,000	21,696	—	472,673

(footnotes appear on following page)

(1)	The amount shown represents the compensation cost recognized by us for financial reporting purposes in accordance with SFAS No. 123(R) utilizing the assumptions discussed in note 7 of the notes to our consolidated financial statements in this prospectus, without giving effect to estimated forfeitures.
(2)	The amount shown reflects the named executive officer’s bonus paid for our performance and the named executive officer’s performance against his specified individualized objectives and bonus for performance in 2006.
(3)	Mr. Felt’s employment with us started in October 2006. The amount reflects payments to Mr. Felt based on a reduced salary from October 2006 through February 2007.
(4)	The amount shown includes $158,797 for sales commissions earned in 2006.

For a description of the material terms of the offer letters given to the named executive officers in the above table, please see the section entitled “— Employment and Change of Control Arrangements.”

2006 Grants of Plan-Based Awards

The table below summarizes grants made to each of our named executive officers for the fiscal year ended December 31, 2006:

					Number of		Exercise	Grant Date
		Estimated Future Payouts Under			Securities		Price of	Fair Value
	Grant	Non-Equity Incentive Plan Awards			Underlying		Option	of Option
Name	Date	Threshold	Target	Maximum	Options Awards(1)		Awards(2)	Awards(3)

Lars Dalgaard	5/17/2006	$—	$—	$—	690,000	(4)	$1.30	$549,917
	—	—	280,000	—	—		—	—
Bruce C. Felt, Jr.	11/3/2006	—	—	—	500,000	(5)	1.60	569,298
Luen Au	9/8/2006	—	—	—	130,000	(6)	1.30	122,925
	—	—	70,519	—	—		—	—
Randall J. Womack	9/8/2006	—	—	—	150,000	(6)	1.30	141,836
	—	—	74,450	—	—		—	—
David A. Yarnold	—	—	—	—	—		—	—

(1)	Each stock option was granted under our 2001 Stock Option Plan.
(2)	Represents the fair market value of a share of our common stock on the stock option’s grant date, as determined by our Board of Directors.
(3)	The amounts in this column represent the grant date fair value, computed in accordance with SFAS No. 123(R), of each stock option granted to the named executive officer in 2006, less in the case of modified or replacement stock options the fair value of the stock option modified or replaced. Our compensation cost for these stock option grants is similarly based on the grant date fair value but is recognized over the period, typically four years, in which the executive officer must provide services in order to earn the award. See note 7 of the notes to our consolidated financial statements for a discussion of all assumptions made in determining the grant date fair values of the stock options we granted in 2006.
(4)	This stock option is immediately exercisable and our right of repurchase lapses as to 1/24th of the shares each month over two years.
(5)	This stock option is immediately exercisable and our right of repurchase lapses as to 25% of the shares on October 13, 2007 and as to 1/48th of the shares each month over the three years thereafter.
(6)	This stock option vests as to 1/24th of the shares each month over two years.

The unvested shares issued upon exercise of the stock options in the above table are subject to a right to repurchase by us upon termination of employment, which right lapses in accordance with the vesting schedule described above. Each stock option in the above table expires ten years from the date of grant. Certain of these stock options are subject to accelerated vesting upon involuntary termination or constructive termination following a change of control as discussed below in “— Employment and Change of Control Arrangements.”

2006 Outstanding Option Awards at Fiscal Year-End

The following table summarizes outstanding option awards held by each of our named executive officers as of December 31, 2006:

	Number of Securities
	Underlying
	Unexercised Options(1)			Option	Option
Name	Exercisable		Unexercisable	Exercise Price(2)	Expiration Date

Lars Dalgaard	690,000	(3)	—	$1.30	5/17/2016
Bruce C. Felt, Jr.	500,000	(4)	—	1.60	11/2/2016
Luen Au	9,334	(5)	—	0.02	5/1/2012
	110,003	(6)	13,334	0.05	4/25/2013
	43,750	(7)	43,750	0.20	9/9/2014
	—	(8)	130,000	1.30	9/7/2016
Randall J. Womack	60,938	(9)	20,312	0.05	4/21/2013
	—	(10)	150,000	1.30	9/7/2016
David A. Yarnold	131,770	(11)	227,605	0.20	7/19/2014

(1)	Each stock option was granted pursuant to our 2001 Stock Option Plan. The vesting and exercisability of each stock option is described in the footnotes below. Each of these stock options expires ten years from the date of grant. Certain of these stock options are also subject to accelerated vesting upon involuntary termination or constructive termination following a change of control as discussed below in “— Employment and Change of Control Arrangements.”
(2)	Represents the fair market value of a share of our common stock on the stock option’s grant date, as determined by our Board of Directors.
(3)	This stock option is immediately exercisable and our right of repurchase lapses as to 1/24th of the shares each month over two years, starting on May 17, 2006.
(4)	This stock option is immediately exercisable and our right of repurchase lapses as to 25% of the shares on October 13, 2007 and as to 1/48th of the shares each month over the three years thereafter.
(5)	This stock option vests as to 25% of the shares on May 1, 2003 and as to 1/48th of the shares each month over the three years thereafter.
(6)	This stock option vests as to 1/48th of the shares each month over four years, starting on April 25, 2003.
(7)	This stock option vests as to 1/48th of the shares each month over two years, starting on September 9, 2004.
(8)	This stock option vests as to 1/24th of the shares each month over two years, starting January 1, 2007.
(9)	This stock option vests as to 25% of the shares on March 4, 2004 and as to 1/48th of the shares each month over the three years thereafter.
(10)	This stock option vests as to 1/24th of the shares each month over two years, starting on January 7, 2007.
(11)	This stock option vests as to 25% of the shares on July 19, 2005 and as to 1/48th of the shares each month over the three years thereafter.

2006 Option Exercises

The following table shows the number of shares acquired pursuant to the exercise of stock options by each named executive officer during our fiscal year ended December 31, 2006 and the aggregate dollar amount realized by the named executive officer upon exercise of the stock option:

	Number of Shares
	Acquired on	Value Realized on
Name	Exercise	Exercise(1)

Lars Dalgaard	300,000	$
Bruce C. Felt, Jr.	—
Luen Au	—
Randall J. Womack	74,479
David A. Yarnold	215,625

(footnote appears on following page)

(1)	The aggregate dollar amount realized upon the exercise of a stock option represents the difference between the aggregate market price of the shares of our common stock underlying that stock option on the date of exercise (assumed to be $ , the midpoint of the price range set forth on the cover page of this prospectus) and the aggregate exercise price of the stock option.

Employment and Change of Control Arrangements

Lars Dalgaard.  In July 2007, we entered into an employment letter with Lars Dalgaard, our President and Chief Executive Officer. This employment letter specifies that Mr. Dalgaard’s employment with us is at will. Mr. Dalgaard is entitled to receive a base compensation of $400,000 per year. He is eligible to receive a target bonus for 2007 of 100% of his base compensation, and up to 150% of his base compensation in the event of extraordinary performance. The bonus would be payable after the completion of audited financial results for 2007. Furthermore, we may defer payment of up to one-third of his bonus for a period of one year, consistent with any such deferral for the executive management team generally. Mr. Dalgaard also received an option to purchase 800,000 shares of common stock with an exercise price of $8.50 per share, which vests in equal monthly installments over a four-year period. In the event that Mr. Dalgaard’s employment is terminated by us without cause or that Mr. Dalgaard terminates his employment for good reason, each as defined in his employment letter, Mr. Dalgaard would be entitled to receive 12 months of his base salary, plus a pro-rated portion of his target bonus, with 50% of such amount payable immediately and the remainder payable over a 12-month period. If Mr. Dalgaard terminates his employment for good reason within six to 12 months following a change of control, or if his employment with us is terminated by us without cause within 12 months of a change of control, he would be entitled to full acceleration of the vesting of his unvested stock options or restricted stock.

Bruce C. Felt, Jr.  In October 2006, Mr. Felt executed our written offer of employment as our Chief Financial Officer. The written offer of employment specifies that Mr. Felt’s employment with us is at will. Mr. Felt’s current base compensation is $235,000 per year. He is currently eligible to receive a bonus of up to 45% of his base compensation. Pursuant to the offer letter, Mr. Felt received an option to purchase 500,000 shares of common stock with an exercise price equal to the fair market value of our common stock on the date of grant. In the event Mr. Felt’s employment with us is terminated without cause within the first year of his employment with us, he is entitled to receive a severance payment of six months of his base salary as well as six months of accelerated vesting of unvested shares. If his employment with us is terminated without cause after the first year of his employment with us, he is entitled to receive a severance payment of six months of his base salary, as well as three months of accelerated vesting of unvested shares. Upon a change of control, Mr. Felt is entitled to receive accelerated vesting of 50% of his then unvested shares, and if, within 12 months after the change of control, his employment is terminated by us without cause or by Mr. Felt for good reason, he will be entitled to full acceleration of his unvested shares.

Luen Au.  In April 2001, Mr. Au, our Vice President, Engineering, executed our written offer of employment as Director of Engineering. The written offer of employment specifies that Mr. Au’s employment with us is at will. We do not have a written offer of employment with Mr. Au in connection with his current position as Vice President, Engineering. Mr. Au’s base compensation was initially set at $130,000. Pursuant to the offer letter, Mr. Au received an option to purchase 161,395 shares of common stock with an exercise price equal to the fair market value of our common stock on the date of grant.

Randall J. Womack.  We do not have an employment agreement with Mr. Womack, our Chief Information Officer and Vice President, Operations.

David A. Yarnold.  In June 2004, Mr. Yarnold, our Vice President, Sales, executed our written offer of employment as Vice President of Sales, North America. The written offer of employment specifies that Mr. Yarnold’s employment with us is at will. We do not have a written offer of employment with Mr. Yarnold in connection with his current position as our Vice President, Sales. Mr. Yarnold’s base compensation was initially set at $200,000, and he was eligible to receive a target bonus of $140,000. Pursuant to the written offer of employment, Mr. Yarnold received an option to purchase 575,000 shares of common stock with an exercise price equal to the fair market value of our common stock on the date of grant. If following a change of control Mr. Yarnold’s employment is terminated by us or an acquiring company without cause or if he terminates his employment for good reason, he is entitled to receive two years of accelerated vesting of his unvested shares, together with a severance payment equal to six months of his target salary for the current year, plus an additional month for each year he has been employed with us subsequent to June 2006.

The following table summarizes the benefits payable to each named executive officer upon termination of our named executive officers’ employment before or after a change in control as of December 31, 2006.

The value of the severance, vesting acceleration, COBRA premiums and vacation payments shown in the table below was calculated based on the assumption that the resignation, termination or change in control, if applicable, occurred and the named executive officer’s employment terminated on December 31, 2006, and the fair market value per share of our common stock on that date was $          , which represents the assumed initial public offering per share, which is the midpoint of the price range set forth on the cover page of this prospectus. The value of the stock option vesting acceleration was calculated by multiplying the number of unvested shares subject to each stock option that accelerate upon a change in control by the difference between $      and the exercise price per share of the stock option. The value of the stock vesting acceleration was calculated by multiplying the number of unvested shares by the fair market value per share of our common stock as of December 31, 2006.

		Voluntary	Termination	Termination	Constructive
		Resignation or	Without Cause	Without Cause	Termination
		Termination	Prior to Change	After Change	After Change
Name	Benefit	for Cause	of Control	in Control	in Control

Lars Dalgaard	Severance	$—	$640,000	$640,000	$640,000
	Option acceleration	—	—
	COBRA premiums	—	4,547	4,547	4,547
	Vacation payout	82,296	82,296	82,296	82,296

	Total value	$82,296	$726,843	$	$

Bruce C. Felt, Jr.	Severance	$—	$117,500	$—	$—
	Option acceleration	—
	COBRA premiums	—	—	—	—
	Vacation payout	116	116	116	116

	Total value	$116	$	$	$

Luen Au	Severance	$—	$—	$—	$—
	Option acceleration	—	—	—	—
	COBRA premiums	—	—	—	—
	Vacation payout	27,943	27,943	27,943	27,943

	Total value	$27,943	$27,943	$27,943	$27,943

Randall J. Womack	Severance	$—	$—	$—	$—
	Option acceleration	—	—	—	—
	COBRA premiums	—	—	—	—
	Vacation payout	27,375	27,375	27,375	27,375

	Total value	$27,375	$27,375	$27,375	$27,375

David A. Yarnold	Severance	$—	$—	$170,000	$170,000
	Option acceleration	—	—
	COBRA premiums	—	—	—	—
	Vacation payout	28,366	28,366	28,366	28,366

	Total value	$28,366	$28,366	$	$

Employee Benefit Plans

2001 Stock Option Plan

Our Board of Directors adopted our 2001 Stock Option Plan on June 5, 2001, and our stockholders approved it on June 5, 2001. Our 2001 Stock Option Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or Internal Revenue Code, to our employees and any parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options to our employees, directors and consultants and any parent and subsidiary corporations’ employees and consultants. We will not grant any additional awards under our 2001 Stock Option Plan following this offering. Instead, we will grant stock options under our 2007 Equity Incentive Plan.

Share Reserve.    We currently have reserved a total of 20,726,623 shares of our common stock for issuance pursuant to the 2001 Stock Option Plan; however, in the event stock options are cancelled or shares are repurchased, these shares or shares underlying the stock options will be added to the number of shares available for issuance under our 2007 Equity Incentive Plan. As of June 30, 2007, options to purchase 7,405,674 shares of common stock were outstanding and 2,674,293 shares were available for future grant under this plan.

Administration.    Our Board of Directors currently administers our 2001 Stock Option Plan, although our compensation committee is also authorized by our Board of Directors to administer our 2001 Stock Option Plan. Under our 2001 Stock Option Plan, the plan administrator has the power to construe and interpret the terms of the plan and awards, including the employees and consultants who will receive awards, the exercise price, the number of shares subject to each award, the vesting schedule and exercisability of awards and the form of consideration payable upon exercise.

Stock Options.    The exercise price of incentive stock options must be at least equal to the fair market value of our common stock on the date of grant, and their term may not exceed ten years. The exercise price of nonstatutory stock options may be determined by the plan administrator; provided the per share price may not be less than 85% of fair market value on the date of grant. With respect to incentive stock options granted to any participant who owns 10% or more of the voting power of all classes of our outstanding stock as of the grant date, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. With respect to participants who own 10% or more of the voting power of all classes of our outstanding stock as of the grant date, the exercise price of nonstatutory stock options must also be equal to at least 110% of the fair market value on the grant date. The plan administrator determines the term of all other stock options.

Effect of Termination.    Upon termination of a participant’s service with us or with a subsidiary of ours, the participant may exercise his or her stock option for the period of time stated in the option agreement, to the extent his or her stock option is vested on the date of termination. In the absence of a stated period in the award agreement, if termination is due to death or disability, the stock option will remain exercisable for twelve months after termination. If termination is for cause, the stock option will terminate in its entirety on the termination of employment or at such later time as determined by the plan administrator. In all other cases and if not otherwise stated in the award agreement, the stock option will remain exercisable for three months after termination. A stock option may never be exercised later than the expiration of its term.

Effect of a Change of Control.    Our 2001 Stock Option Plan provides that, in the event of certain change of control transactions, including our merger with or into another corporation or the sale of substantially all of our assets, all outstanding awards under the plan may be assumed by the successor corporation or replaced with an equivalent award. If there is no assumption, substitution or replacement of an outstanding award by the successor corporation, the vesting of the award will accelerate and the award will become exercisable in full prior to the consummation of the change of control transaction, and if such award is not exercised prior to the consummation of the change of control transaction, it will terminate in accordance with the terms of the 2001 Stock Option Plan.

Transferability.    Unless otherwise determined by the plan administrator, the 2001 Stock Option Plan generally does not allow for the sale or transfer of awards under the 2001 Stock Option Plan other than by will or the laws of descent and distribution, and the right to transfer awards may be exercised only during the lifetime of the participant and only by such participant.

Additional Provisions.    Our Board of Directors has the authority to amend or terminate the 2001 Stock Option Plan, provided such action is approved by our stockholders if it increases the number of shares available for issuance under the plan or materially changes the classes of persons who are eligible for the grant of incentive stock options.

2007 Equity Incentive Plan

We anticipate that we will adopt a 2007 Equity Incentive Plan that will become effective on the date of this prospectus and will serve as the successor to our 2001 Stock Option Plan. We anticipate that we will reserve           shares of our common stock to be issued under our 2007 Equity Incentive Plan. In addition, we anticipate that shares not issued or subject to outstanding grants under our 2001 Stock Option Plan on the date of this prospectus, and any shares issued under the 2001 Stock Option Plan that are forfeited or repurchased by us or that are issuable upon exercise of stock options that expire or become unexercisable for any reason without having been exercised in full, will be available for grant and issuance under our 2007 Equity Incentive Plan. We anticipate that the number of shares available for grant and issuance under the 2007 Equity Incentive Plan will be increased on January 1 of each of 2008 through 2011 by an amount equal to     % of our shares outstanding on the immediately preceding December 31, up to an aggregate maximum of          , unless our Board of Directors, in its discretion, determines to make a smaller increase. In addition, the following shares will again be available for grant and issuance under our 2007 Equity Incentive Plan:

•	shares subject to a stock option granted under our 2007 Equity Incentive Plan that cease to be subject to the stock option for any reason other than exercise of the stock option;

•	shares subject to an award granted under our 2007 Equity Incentive Plan that are subsequently forfeited or repurchased by us at the original issue price; or

•	shares subject to an award granted under our 2007 Equity Incentive Plan that otherwise terminates without shares being issued.

We anticipate that our 2007 Equity Incentive Plan will terminate ten years from the date our Board of Directors approves the plan, unless it is terminated earlier by our Board of Directors. Our 2007 Equity Incentive Plan will authorize the award of stock options, restricted stock awards, stock appreciation rights, restricted stock units and stock bonuses. No person will be eligible to receive more than           shares in any calendar year under our 2007 Equity Incentive Plan other than a new employee of ours or a new employee of any parent or subsidiary of ours, who will be eligible to receive no more than           shares under the plan in the calendar year in which the employee commences employment.

Our 2007 Equity Incentive Plan will be administered by our compensation committee, all of the members of which are non-employee directors under applicable federal securities laws and outside directors as defined under applicable federal tax laws. Our compensation committee will have the authority to construe and interpret our 2007 Equity Incentive Plan, grant awards and make all other determinations necessary or advisable for the administration of the plan.

We anticipate that our 2007 Equity Incentive Plan will provide for the grant of incentive stock options that qualify under Section 422 of the Internal Revenue Code only to our employees and those of any parent or subsidiary of ours. All awards other than incentive stock options may be granted to our employees, directors, consultants, independent contractors and advisors or those of any parent or subsidiary of ours, provided the consultants, independent contractors and advisors render services not in connection with the offer and sale of securities in a capital-raising transaction. The exercise price of stock options must be at least equal to the fair market value of our common stock on the grant date.

Our 2007 Equity Incentive Plan will provide for the automatic grant of stock options to our non-employee directors. For additional information, please see “— Director Compensation.”

Our compensation committee may provide for stock options to be exercised only as they vest or to be immediately exercisable with any shares issued on exercise being subject to our right of repurchase that lapses as the shares vest. In general, stock options will vest over a four-year period. The maximum term of stock options granted under our 2007 Equity Incentive Plan will be ten years.

A restricted stock award is an offer by us to sell shares of our common stock subject to certain restrictions. The price, if any, of a restricted stock award will be determined by our compensation committee. Unless otherwise determined by our compensation committee at the time of award, vesting will cease on the date the participant no longer provides services to us and unvested shares will be forfeited to us at that time. As the shares are outstanding during the vesting period, holders of restricted stock will have the rights of a stockholder.

Stock appreciation rights provide for a payment, or payments, in cash or shares of our common stock, to the holder based upon the difference between the fair market value of our common stock on the date of exercise and the stated exercise price which must be at least equal to the fair market value of our common stock on the grant date up to a maximum amount of cash or number of shares. Stock appreciation rights may vest based on time or achievement of performance conditions.

Restricted stock units represent the right to receive shares of our common stock at a specified date in the future, subject to forfeiture of that right because of termination of employment or failure to achieve certain performance conditions. If a restricted stock unit has not been forfeited, then on the date specified in the restricted stock unit agreement, we will deliver to the holder of the restricted stock unit whole shares of our common stock, which may be subject to additional restrictions, cash or a combination of our common stock and cash as determined in our discretion.

We anticipate that stock bonuses would typically be issued without restrictions as additional compensation for service and/or performance. However, a stock bonus can also take the form of restricted stock or restricted stock units in which case they may be subject to forfeiture and in our discretion may be settled in cash.

We anticipate that awards granted under our 2007 Equity Incentive Plan may not be transferred in any manner other than by will or by the laws of descent and distribution or as determined by our compensation committee. Unless otherwise provided by our compensation committee, nonqualified stock options may be exercised during the lifetime of the optionee only by the optionee, the optionee’s guardian or legal representative, or a family member of the optionee who has acquired the stock option by a permitted transfer. Incentive stock options may be exercised during the lifetime of the optionee only by the optionee or the optionee’s guardian or legal representative. Stock options granted under our 2007 Equity Incentive Plan generally may be exercised for a period of three months after the termination of the optionee’s service to us or any parent or subsidiary of ours. Stock options will generally terminate immediately upon termination of employment for cause. In addition, no further vesting will generally occur after any termination of employment.

If we are dissolved or liquidated or undergo a change of control, outstanding awards, including any vesting provisions, may be assumed or substituted by the successor corporation. Outstanding awards that are not assumed or substituted will expire upon the dissolution, liquidation or closing of a change of control transaction. In the discretion of our compensation committee, the vesting of these awards may be accelerated upon the occurrence of these types of transactions.

401(k) Plan

We maintain a tax-qualified retirement plan that provides eligible employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees are able to participate in the 401(k) Plan as of the first day of the month on or following the date they begin employment and participants are able to defer their eligible compensation up to the statutorily prescribed annual Internal Revenue Code limits. Pre-tax contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participant’s directions. All accounts are 100% vested as to employee contributions at all times. The 401(k) Plan is intended to qualify under Sections 401(a) and 501(a) of the Internal Revenue Code. As a tax-qualified retirement plan, contributions to the 401(k) Plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) Plan and all contributions are deductible by us when made.

Other

In addition to providing statutorily mandated benefit programs in each country in which we have employees, we contribute to private plans for health, pension and insurance benefits in the countries where those contributions are customarily provided to employees.

Limitations on Liability and Indemnification Matters

Our restated certificate of incorporation will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

Our restated certificate of incorporation will provide that we are required to indemnify our directors and our restated bylaws will provide that we are required to indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law. Any repeal of or modification to our restated certificate of incorporation or restated bylaws may not adversely affect any right or protection of a director or officer for or with respect to any acts or omissions of such director or officer occurring prior to such amendment or repeal. Our restated bylaws will also provide that we will advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We expect to enter into agreements to indemnify our directors, executive officers and other employees as determined by our Board of Directors. With certain exceptions, these agreements will provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We intend to obtain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our restated certificate of incorporation and restated bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against our directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the executive officer and director compensation arrangements discussed above under “Management,” the following is a description of transactions since January 1, 2004 to which we have been a participant, in which the amount involved in the transaction exceeds or will exceed $120,000 and in which any of our directors, executive officers or holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Series C Convertible Preferred Stock Financing

In May 2004, we sold an aggregate of 4,416,961 shares of our Series C convertible preferred stock at a purchase price of approximately $1.13 per share for an aggregate purchase price of approximately $5.0 million. Each share of our Series C convertible preferred stock will convert into one share of our common stock upon the completion of this offering. The purchasers of our Series C convertible preferred stock are entitled to specified registration rights. The following table summarizes the Series C convertible preferred stock purchased by certain current holders of our outstanding capital stock in connection with the transaction described in this section. The terms of these purchases were the same as those made available to unaffiliated purchasers. For additional information, please see “Description of Capital Stock — Registration Rights” and “Principal and Selling Stockholders.”

	Series C
	Convertible	Aggregate	Percentage
	Preferred	Purchase	of Total
Name	Stock	Price	Issued

Entities affiliated with Cardinal Ventures(1)	3,091,873	$3,493,817	70.0%
Greylock Equity Limited Partnership(2)	596,290	673,808	13.5
Mapache Investments, L.P.(3)	66,254	74,868	1.5
TPG Ventures, L.P.(4)	662,544	748.675	15.0

(1)	Mr. Dunn, one of our directors, is a managing member of Cardinal Ventures LLC, which manages Cardinal Venture Affiliates, L.P. and CVP SBIC, L.P. Represents shares held by Cardinal Venture Affiliates, L.P. and CVP SBIC, L.P., which previously did not invest in our capital stock prior to the transaction described in this section and collectively, owned more than 5% of our capital stock immediately after the transaction described in this section.

(2)	Mr. Strohm, one of our directors, is a General Partner of Greylock Equity GP Limited Partnership, which is the General Partner of Greylock Equity Limited Partnership. Greylock Equity Limited Partnership previously invested in our Series A and Series B convertible preferred stock prior to the transaction described in this section and owned more than 5% of our capital stock at the time of and immediately after the transaction described in this section.

(3)	Mr. Strohm, one of our directors, is a General Partner of Mapache Investments, L.P. which previously invested in our Series B convertible preferred stock prior to the transaction described in this section.

(4)	Mr. McGlashan, one of our directors, is a Managing Director of TPG Growth, LLC, the management company for TPG Ventures, L.P. TPG Ventures, L.P. previously invested in our Series B convertible preferred stock prior to the transaction described in this section and owned more than 5% of our capital stock at the time of and immediately after the transaction described in this section.

Series D Convertible Preferred Stock Financing

In February 2005, we sold an aggregate of 4,523,683 shares of our Series D convertible preferred stock at a purchase price of approximately $1.88 per share for an aggregate purchase price of approximately $8.5 million. Each share of our Series D convertible preferred stock will convert into one share of our common stock upon the completion of this offering. The purchasers of Series D convertible preferred stock are entitled to specified registration rights. The following table summarizes the Series D convertible preferred stock purchased by one of our directors and certain current holders of our outstanding capital stock in connection with the transaction described in this section. The terms of these purchases were the same as those made available to unaffiliated purchasers. For additional information, please see “Description of Capital Stock — Registration Rights” and “Principal and Selling Stockholders.”

	Series D
	Convertible	Aggregate	Percentage
	Preferred	Purchase	of Total
Name	Stock	Price	Issued

David N. Strohm(1)	67,382	$126,679	1.5%
Entities affiliated with Cardinal Ventures(2)	302,748	569,167	6.7
Entities affiliated with Emergence Capital Partners(2)	2,394,891	4,502,396	52.9
Greylock Equity Limited Partnership(4)	992,556	1,866,006	21.9
Mapache Investments, L.P.(5)	67,382	126,679	1.5
TPG Ventures, L.P.(6)	672,115	1,263,577	14.9

(1)	Mr. Strohm is a director and chair of our nominating and corporate governance committee and compensation committee.

(2)	Mr. Dunn, one of our directors, is a managing member of Cardinal Ventures LLC, which manages Cardinal Venture Affiliates, L.P. and CVP SBIC, L.P. Represents shares held by Cardinal Venture Affiliates, L.P. and CVP SBIC, L.P., which previously invested in our Series C convertible preferred stock prior to the transaction described in this section and collectively, owned more than 5% of our capital stock at the time of and immediately after the transaction described in this section.

(3)	Represents shares held by Emergence Capital Associates, L.P., Emergence Capital Partners SBIC, L.P. and Emergence Capital Partners, L.P., which previously did not invest in our capital stock prior to the transaction described in this section and collectively, owned more than 5% of our capital stock immediately after the transaction described in this section.

(4)	Mr. Strohm, one of our directors, is a General Partner of Greylock Equity GP Limited Partnership, which is the General Partner of Greylock Equity Limited Partnership. Greylock Equity Limited Partnership previously invested in our Series A, Series B and Series C convertible preferred stock prior to the transaction described in this section and owned more than 5% of our capital stock at the time of and immediately after the transaction described in this section.

(5)	Mr. Strohm, one of our directors, is a General Partner of Mapache Investments, L.P. which previously invested in our Series B and Series C convertible preferred stock prior to the transaction described in this section.

(6)	Mr. McGlashan, one of our directors, is a Managing Director of TPG Growth, LLC, the management company for TPG Ventures, L.P. TPG Ventures, L.P. previously invested in our Series B and Series C convertible preferred stock prior to the transaction described in this section and owned more than 5% of our capital stock at the time of and immediately after the transaction described in this section.

Series E Convertible Preferred Stock Financing

In May 2006, we sold an aggregate of 5,203,500 shares of our Series E convertible preferred stock at a purchase price of approximately $4.80 per share for an aggregate purchase price of approximately $25.0 million. Each share of our Series E convertible preferred stock will convert into one share of our common stock upon the completion of this offering. The purchasers of Series E convertible preferred stock are entitled to specified registration rights. The following table summarizes the Series E convertible preferred stock purchased by two of our directors and certain current holders of our outstanding capital stock in connection with the transaction described in this section. The terms of these purchases were the same as those made available to unaffiliated purchasers. For additional information, please see “Description of Capital Stock — Registration Rights” and “Principal and Selling Stockholders.”

	Series E
	Convertible	Aggregate	Percentage
	Preferred	Purchase	of Total
Name	Stock	Price	Issued

David N. Strohm(1)	13,602	$65,290	0.3%
David G. Whorton(2)	52,035	249,768	1.0
Entities affiliated with Cardinal Ventures(3)	208,140	999,072	4.0
Entities affiliated with Canaan Partners(4)	1,769,190	8,492,112	34.0
Entities affiliated with Emergence Capital Partners(5)	208,140	999,072	4.0
Entities affiliated with Granite Global Ventures(6)	2,081,400	9,990,720	40.0
Greylock Equity Limited Partnership(7)	519,055	2,491,464	10.0
Mapache Investments, L.P.(8)	10,855	52,104	0.2
TPG Ventures, L.P.(9)	322,969	1,550,251	6.2

(1)	Mr. Strohm is a director and chair of our nominating and corporate governance committee and our compensation committee.

(2)	Mr. Whorton is a director and a member of our compensation committee.

(3)	Mr. Dunn, one of our directors, is a managing member of Cardinal Ventures LLC, which manages Cardinal Venture Affiliates, L.P. and CVP SBIC, L.P. Represents shares held by Cardinal Venture Affiliates, L.P. and CVP SBIC, L.P., which previously invested in our Series C and Series D convertible preferred stock prior to the transaction described in this section and collectively, owned more than 5% of our capital stock at the time of and immediately after the transaction described in this section.

(4)	Represents shares held by Canaan Equity III Entrepreneurs LLC and Canaan Equity III, L.P., which previously did not invest in our capital stock prior to the transaction described in this section and owned more than 5% of our capital stock immediately after the transaction described in this section.

(5)	Represents shares held by Emergence Capital Associates, L.P., Emergence Capital Partners SBIC, L.P. and Emergence Capital Partners, L.P., which previously invested in our Series D convertible preferred stock and collectively, owned more than 5% of our capital stock at the time of and immediately after the transaction described in this section.

(6)	Represents shares held by GGV II Entrepreneurs Fund L.P. and Granite Global Ventures II L.P., which previously did not invest in our capital stock prior to the transaction described in this section and collectively, owned more than 5% of our capital stock immediately after the transaction described in this section.

(7)	Mr. Strohm, one of our directors, is a General Partner of Greylock Equity GP Limited Partnership, which is the General Partner of Greylock Equity Limited Partnership. Greylock Equity Limited Partnership previously invested in our Series A, Series B, Series C and Series D convertible preferred stock prior to the transaction described in this section and owned more than 5% of our capital stock at the time of and immediately after the transaction described in this section.

(8)	Mr. Strohm, one of our directors, is a General Partner of Mapache Investments, L.P. which previously invested in our Series B, Series C and Series D convertible preferred stock prior to the transaction described in this section.

(9)	Mr. McGlashan, one of our directors, is a Managing Director of TPG Growth, LLC, the management company for TPG Ventures, L.P. TPG Ventures, L.P. previously invested in our Series B, Series C and Series D convertible preferred stock prior to the transaction described in this section and owned more than 5% of our capital stock at the time of and immediately after the transaction described in this section.

Promissory Notes

In January 2007, we issued to Bruce C. Felt, Jr., our Chief Financial Officer, a five-year term promissory note in the aggregate principal amount of $640,000, with an interest rate of 8.25% per annum. Mr. Felt repaid the principal balance of this promissory note and accrued interest of $27,051 in full on July 17, 2007.

In March 2006, we issued to Lars Dalgaard, our director, President and Chief Executive Officer, a five-year term promissory note in the aggregate principal amount of $59,700, with an interest rate of 10% per annum. Mr. Dalgaard repaid the principal balance of this promissory note and accrued interest of $8,247 in full on July 17, 2007. In April 2004, we issued to Mr. Dalgaard, an eight-year term promissory note in the aggregate principal amount of $76,703, with an interest rate of 5% per annum. Mr. Dalgaard repaid the principal balance of this promissory note and accrued interest of $13,196 in full on July 17, 2007. In May 2001, we issued to Mr. Dalgaard a five-year term promissory note in the aggregate principal amount of $4,750, with an interest rate of 7% per annum. Mr. Dalgaard repaid the principal balance of this promissory note and accrued interest of $2,434 in full on July 17, 2007.

Investor Rights Agreement

In connection with the sale of our Series C, Series D and Series E convertible preferred stock, we entered into an amended and restated investor rights agreement with the purchasers of our outstanding Series A, Series B, Series C, Series D and Series E convertible preferred stock, including entities that hold more than 5% of our outstanding stock and with which certain of our directors are affiliated, and Lighthouse Capital Partners V, L.P., the holder of our outstanding Series E convertible preferred stock warrant.

Upon the closing of this offering, holders of 32,546,079 shares of our common stock and Lighthouse Capital Partners V, L.P., the holder of a warrant to purchase an aggregate 499,535 shares of our common stock, or their permitted transferees, will be entitled to rights with respect to the registration of these shares under the Securities Act. For more detailed description of these registration rights, see “Description of Capital Stock — Registration Rights.”

Stock Option Grants

Certain stock option grants to our executive officers and related stock option grant policies are described in this prospectus under the caption “Management — Executive Compensation.”

Employment Arrangements and Indemnification Agreements

We have entered into employment arrangements with certain of our executive officers. See “Management — Employment and Change of Control Arrangements.”

We will enter into indemnification agreements with each of our directors, executive officers and certain employees. The indemnification agreements, our restated certificate of incorporation and restated bylaws require us to indemnify our directors and executive officers to the fullest extent permitted by Delaware law. See “Management — Limitations on Liability and Indemnification Matters.”

Review, Approval or Ratification of Transactions with Related Parties

Our policy and the charter of our nominating and corporate governance committee and the restated charter of our audit committee will require that any transaction with a related party that must be reported under applicable rules of the SEC, other than compensation related matters, must be reviewed, and approved or ratified, by our nominating and corporate governance committee, unless the related party is, or is associated with, a member of that committee, in which event the transaction must be reviewed and approved by our audit committee. These committees have not yet adopted policies or procedures for review of, or standards for approval of, these transactions.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of August 31, 2007 and as adjusted to reflect the sale of common stock offered by us and the selling stockholders in this offering, for:

•	each person who we know beneficially owns more than 5% of our common stock;

•	each of our directors;

•	each of our named executive officers;

•	all of our directors and executive officers as a group; and

•	each selling stockholder.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership is based on 39,739,432 shares of common stock outstanding at August 31, 2007, assuming conversion of all outstanding shares of convertible preferred stock into an aggregate of 32,550,241 shares of common stock. For purposes of the table below, we have assumed that           shares of common stock will be sold by us in this offering. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding all shares of common stock subject to stock options, warrants or other convertible securities held by that person or entity that are currently exercisable or exercisable within 60 days of August 31, 2007. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o SuccessFactors, Inc., 1500 Fashion Island Blvd., Suite 300, San Mateo, California 94404.

	Shares Beneficially Owned		Number of	Shares Beneficially Owned
	Prior to This Offering		Shares Being	After This Offering
Name of Beneficial Owner	Number	Percentage	Offered	Number	Percentage

Directors and Named Executive Officers:
Lars Dalgaard(1)	4,745,947	11.5%		4,745,947		%
Bruce C. Felt, Jr.(2)	500,000	1.3		500,000
Luen Au(3)	479,228	1.2		479,228
Randall J. Womack(4)	381,250	*		381,250	*
David A. Yarnold(5)	467,187	1.2		467,187
Douglas J. Burgum(6)	280,000	*		280,000	*
Eric C.W. Dunn(7)	3,652,761	9.2		3,652,761
William E. McGlashan, Jr.(8)	50,000	*		50,000	*
Elizabeth A. Nelson(9)	80,000	*		80,000	*
David N. Strohm(10)	13,233,781	33.3		13,233,781
David G. Whorton(11)	102,035	*		102,035	*
All executive officers and directors as a group (14 persons)(12)	24,080,522	56.8		24,080,522
5% Stockholders:
Greylock Equity Limited Partnership(13)	12,630,787	31.8		12,630,787
TPG Ventures, L.P.(14)	7,859,178	19.8		7,859,178
Entities affiliated with Cardinal Ventures(15)	3,602,761	9.1		3,602,761

	Shares Beneficially Owned		Number of	Shares Beneficially Owned
	Prior to This Offering		Shares Being	After This Offering
Name of Beneficial Owner	Number	Percentage	Offered	Number	Percentage

Entities affiliated with Canaan Partners(16)	2,989,190	7.5		2,989,190
Entities affiliated with Emergence Capital Partners(17)	2,603,031	6.6		2,603,031
Entities Affiliated with Granite Global Ventures(18)	2,081,400	5.2		2,081,400
Other Selling Stockholders:

*	Less than 1%.
(1)	Includes 1,530,000 shares subject to stock options that are exercisable within 60 days of August 31, 2007, of which, if the stock options are exercised, 988,750 shares would be subject to vesting and a right of repurchase in our favor upon Mr. Dalgaard’s cessation of service prior to vesting.
(2)	Includes 100,000 shares subject to a stock option that is exercisable within 60 days of August 31, 2007, of which, if the stock option is exercised, 100,000 shares would be subject to vesting and a right of repurchase in our favor upon Mr. Felt’s cessation of service prior to vesting and 400,000 shares subject to our right of repurchase, which right lapses as to 25% of the shares on October 13, 2007 and 1/48th of the shares each month over the three years thereafter.
(3)	Includes 199,170 shares subject to stock options that are exercisable within 60 days of August 31, 2007.
(4)	Includes 137,500 shares subject to stock options that are exercisable within 60 days of August 31, 2007.
(5)	Includes 83,854 shares subject to a stock option that is exercisable within 60 days of August 31, 2007.
(6)	Includes 280,000 shares subject to stock options that are exercisable within 60 days of August 31, 2007, of which, if the stock options are exercised, 280,000 shares would be subject to vesting and a right of repurchase in our favor upon Mr. Burgum’s cessation of service prior to vesting.
(7)	Includes 50,000 shares subject to a stock option that is exercisable within 60 days of August 31, 2007, of which, if the stock option is exercised, 50,000 shares would be subject to vesting and a right of repurchase in our favor upon Mr. Dunn’s cessation of service prior to vesting, 129,699 shares held by Cardinal Venture Affiliates, L.P. and 3,473,062 shares held by CVP SBIC, L.P. Cardinal Venture Affiliates, L.P. and CVP SBIC, L.P. are managed by Cardinal Ventures LLC. Mr. Dunn, Christian Borcher, Derek Blazesky, Joyce Chung and Christopher Hadsell are the Managing Members of Cardinal Ventures LLC, and share voting and investment control over these shares. The Managing Members of Cardinal Ventures LLC disclaim beneficial ownership except to the extent of their respective direct pecuniary interests in these shares. The address of Cardinal Ventures is 1010 El Camino Real, Suite 250, Menlo Park, California 94025.

(8)	Includes 50,000 shares subject to a stock option that is exercisable within 60 days of August 31, 2007, of which, if the stock option is exercised, 50,000 shares would be subject to vesting and a right of repurchase in our favor upon Mr. McGlashan’s cessation of service prior to vesting, and excludes 7,859,178 shares held by TPG Ventures, L.P. Mr. McGlashan is a Managing Director of TPG Growth, LLC, the management company for TPG Ventures, L.P., and he does not have voting and investment control with respect to any of the shares held by TPG Ventures, L.P. and disclaims beneficial ownership of any securities held by TPG Ventures, L.P. except to the extent of his pecuniary interest in TPG Ventures, L.P.

(9)	Includes 80,000 shares subject to stock options that are exercisable within 60 days of August 31, 2007, of which, if the stock options are exercised, 80,000 shares would be subject to vesting and a right of repurchase in our favor upon Ms. Nelson’s cessation of service prior to vesting.
(10)	Includes 50,000 shares subject to a stock option that is exercisable within 60 days of August 31, 2007, of which, if the stock option is exercised, 50,000 shares would be subject to vesting and a right of repurchase in our favor upon Mr. Strohm’s cessation of service prior to vesting, and 12,630,787 shares held by Greylock Equity Limited Partnership. Greylock Equity GP Limited Partnership is the General Partner of Greylock Equity Limited Partnership. Mr. Strohm, Henry F. McCance, Howard E. Cox, Jr., William W. Helman, William S. Kaiser and Roger L. Evans are the General Partners of Greylock Equity GP Limited Partnership and share voting and investment control over these shares and disclaim beneficial ownership except to the extent of their respective direct pecuniary interests

(footnotes continue on following page)

in these shares. Also includes 222,010 shares held by Mapache Investments, L.P. Mr. Strohm is a General Partner of Mapache Investments, L.P. Mr. Strohm has voting and investment control over these shares and disclaims beneficial ownership except to the extent of his direct pecuniary interest in these shares.
(11)	Includes 50,000 shares subject to a stock option that is exercisable within 60 days of August 31, 2007, of which, if the stock option is exercised, 50,000 shares would be subject to vesting and a right of repurchase in our favor upon Ms. Whorton’s cessation of service prior to vesting.
(12)	Includes 400,000 shares subject to our right of repurchase, which right lapses as to 25% of the shares on October 13, 2007 and 1/48th of the shares each month over the three years thereafter, 2,668,857 shares subject to stock options that are exercisable within 60 days of August 31, 2007, of which 1,648,750 shares, if these stock options were exercised in full, would be subject to vesting and a right of repurchase in our favor upon the directors’ and executive officers’ cessation of service prior to vesting.
(13)	Greylock Equity GP Limited Partnership is the General Partner of Greylock Equity Limited Partnership. Mr. Strohm, Henry F. McCance, Howard E. Cox, Jr., William W. Helman, William S. Kaiser and Roger L. Evans are the General Partners of Greylock Equity GP Limited Partnership, share voting and investment control over these shares and disclaim beneficial ownership except to the extent of their respective direct pecuniary interests in these shares. The address of Greylock Equity Limited Partnership is 2929 Campus Drive, Suite 400, San Mateo, California 94403.
(14)	David Bonderman and James G. Coulter share voting and investment control over these shares and disclaim beneficial ownership except to the extent of their respective individual pecuniary interests in these shares. The address of TPG Ventures, L.P. is 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.
(15)	Represents 129,699 shares held by Cardinal Venture Affiliates, L.P. and 3,473,062 shares held by CVP SBIC, L.P. Cardinal Venture Affiliates, L.P. and CVP SBIC, L.P. are managed by Cardinal Ventures LLC. Mr. Dunn, Christian Borcher, Derek Blazesky, Joyce Chung and Christopher Hadsell are the Managing Members of Cardinal Ventures LLC, and share voting and investment control over these shares. The Managing Members of Cardinal Ventures LLC disclaim beneficial ownership except to the extent of their respective direct pecuniary interests in these shares. The address of Cardinal Ventures is 1010 El Camino Real, Suite 250, Menlo Park, California 94025.
(16)	Represents 63,691 shares held by Canaan Equity III Entrepreneurs LLC (“CE Entrepreneurs”), 1,220,000 shares held by Canaan Equity, L.P. (“CE”) and 1,705,499 shares held by Canaan Equity III, L.P. (“CE III”). Canaan Equity Partners LLC (“CEP”) is the sole General Partner of CE. CEP has voting and investment control over the shares held by CE. The managers of CEP are John V. Balen, Stephen L. Green, Deepak Kamra, Gregory Kopchinsky, Guy M. Russo and Eric A. Young. Each manager of CEP disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. Canaan Equity Partners III LLC (“CEP III”) is the sole General Partner of CE III and the sole manager of CE Entrepreneurs. CEP III has voting and investment control over these shares held by CE III and CE Entrepreneurs. The managers of CEP III are John V. Balen, Stephen L. Green, Deepak Kamra, Gregory Kopchinsky, Seth A. Rudnik, Guy M. Russo and Eric A. Young. Each manager of CEP III disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. The address of Canaan Partners is 2765 Sand Hill Road, Menlo Park, California 94025.
(17)	Represents 173,622 shares held by Emergence Capital Associates, L.P., 693,968 shares held by Emergence Capital Partners SBIC, L.P. and 1,735,441 shares held by Emergence Capital Partners, L.P. Jason Green, Brian Jacobs and Gordon Ritter share voting and investment control over these shares and disclaim beneficial ownership of these shares except to the extent of their respective individual pecuniary interests in these shares. The address of Emergence Capital Partners is 160 Bovet Road, Suite 300, San Mateo, California 94402.
(18)	Represents 42,669 shares held by GGV II Entrepreneurs Fund L.P. and 2,038,731 shares held by Granite Global Ventures II L.P. Granite Global Ventures II L.L.C. is the General Partner of GGV II Entrepreneurs Fund L.P. and Granite Global Ventures II L.P. Glenn Solomon, Scott Bonham, Hany Nada, Joel Kellman, Thomas Ng, Jixun Foo and Jenny Lee are the managing directors of Granite Global Ventures II L.L.C., share voting and investment control over these shares and disclaim beneficial ownership except to the extent of their respective individual pecuniary interests in these shares. The address of Granite Global Ventures is 2494 Sand Hill Road, Suite 100, Menlo Park, California 94025.

DESCRIPTION OF CAPITAL STOCK

Upon the completion of this offering, our authorized capital stock will consist of           shares of common stock, $0.001 par value per share, and           shares of preferred stock, $0.001 par value per share. A description of the material terms and provisions of our restated certificate of incorporation and restated bylaws affecting the rights of holders of our capital stock is set forth below. The description is intended as a summary, and is qualified in its entirety by reference to the form of our restated certificate of incorporation and the form of our restated bylaws to be adopted prior to the completion of this offering that will be filed with the registration statement relating to this prospectus.

As of June 30, 2007, and after giving effect to the automatic conversion of all of our outstanding convertible preferred stock into common stock upon completion of this offering, there were outstanding:

•	39,551,533 shares of our common stock held by approximately 117 stockholders;

•	7,405,674 shares issuable upon exercise of outstanding stock options; and

•	420,441 shares issuable upon exercise of outstanding warrants.

Common Stock

Dividend Rights

Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of funds legally available if our Board of Directors, in its discretion, determines to issue dividends and only then at the times and in the amounts that our Board of Directors may determine.

Voting Rights

Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders.

The affirmative vote of the holders of a majority of the voting power of all of our then outstanding shares of capital stock entitled to vote, voting together as a single class, will be required to amend or repeal the provisions of the restated certificate of incorporation; provided that any amendment or repeal of matters relating to our Board of Directors, the liability of our directors and provisions to amend the restated certificate of incorporation will require the affirmative vote of the holders of at least two-thirds of the voting power of all of our then-outstanding shares of the capital stock entitled to vote generally in the election of directors, voting together as a single class. In addition, our restated certificate of incorporation will eliminate the right of stockholders to cumulate votes for the election of directors. Our restated certificate of incorporation will establish a classified Board of Directors structure, that divides our directors into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights and is not subject to conversion, redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

Upon our dissolution, liquidation or winding-up, the assets legally available for distribution to our stockholders are distributable ratably among the holders of our common stock, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights and payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Convertible Preferred Stock

Upon the closing of this offering, each outstanding share of convertible preferred stock will be converted into common stock.

Following this offering, we will be authorized, subject to limitations prescribed by Delaware General Corporation Law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions. Our Board of Directors also can increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our Board of Directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change of control of our company and may adversely affect the market price of our common stock and the voting and other rights of the holders of common stock. We have no current plan to issue any shares of preferred stock.

Stock Options

As of June 30, 2007, we had options to purchase 7,405,674 shares of our common stock outstanding pursuant to our 2001 Stock Option Plan.

Warrants

As of June 30, 2007, we had two warrants to purchase an aggregate of 420,441 shares of our Series E convertible preferred stock with an exercise price of approximately $4.80 per share. The exercise price of these warrants may be paid either in cash or by surrendering the right to receive shares of Series E convertible preferred stock having a value equal to the exercise price. Subsequent to June 30, 2007, a warrant to purchase 4,162 shares of Series E convertible preferred stock was exercised and an additional 83,256 shares of Series E convertible preferred stock became exercisable under a warrant to purchase Series E preferred stock with an exercise price of approximately $4.80 per share. Upon the closing of this offering, the remaining warrant will become exercisable for common stock.

Registration Rights

Pursuant to the terms of our amended and restated investor rights agreement and the warrant issued to Lighthouse Capital Partners V, L.P., following this offering, the holders of an aggregate of 32,546,079 shares of our common stock and the holder of such warrant to purchase 499,535 shares of common stock will be entitled to rights with respect to the registration of these shares under the Securities Act, as described below.

Demand Registration Rights

At any time beginning six months after the completion of this offering, upon the written request of holders of at least 25% of the shares having registration rights that we file a registration statement under the Securities Act with an anticipated aggregate price to the public of at least $15.0 million, we will be obligated to use our best efforts to register such shares. We are required to effect no more than two registration statements upon exercise of these demand registration rights. We may postpone the filing of a registration statement for up to 120 days once in a 12-month period if we determine that the filing would be seriously detrimental to us and our stockholders, and are not required to effect the filing of a registration statement during the period beginning 60 days prior to our good faith estimate of the date of the filing of, and ending on a date 180 days following the effective date of, a registration initiated by us.

Piggyback Registration Rights

If we register any of our securities for public sale, the stockholders with registration rights will have the right to include their shares in the registration statement. However, this right does not apply to a registration relating to any of our employee benefit plans or a corporate reorganization. The managing underwriter of any underwritten offering will have the right to limit, due to marketing reasons, the number of shares registered by these holders to zero if only the stockholders with registration rights have requested that their shares be included in the registration statement and to 25% of the total shares covered by the registration statement if selling stockholders other than the stockholders with registration rights are included in the registration statement. All registration rights in connection with this offering have been waived.

Form S-3 Registration Rights

If we register any securities for public sale, the holders of at least 20% of the shares having registration rights can request that we register all or a portion of their shares on a Form S-3 if we are eligible to file a registration statement on a Form S-3 and the aggregate price to the public of the shares offered is at least $1,000,000. We are required to file no more than two registration statements on a Form S-3 upon exercise of these rights in any 12-month period. We may postpone the filing of a registration statement on a Form S-3 for up to 120 days once in a 12-month period if we determine that the filing would be seriously detrimental to us and our stockholders.

Registration Expenses

We will pay all expenses incurred in connection with each of the registrations described above, except for underwriters’ and brokers’ discounts and commissions. However, we will not pay for any expenses of any demand or Form S-3 registration if the request is subsequently withdrawn by the holders requesting that we file such a registration statement, subject to limited exceptions.

Expiration of Registration Rights

The registration rights described above will expire seven years after this offering is completed. The registration rights will terminate earlier with respect to a particular stockholder to the extent all the shares held by and issuable to such holder may be sold under Rule 144 of the Securities Act in any 90-day period.

Anti-takeover Provisions

The provisions of the Delaware General Corporation Law, our restated certificate of incorporation and our restated bylaws may have the effect of delaying, deferring or discouraging another person from acquiring control of our company.

Delaware Law

We are governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 of the Delaware General Corporation Law prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes a merger, an asset sale or other transaction resulting in a financial benefit to the stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring or preventing a change in our control.

Restated Certificate of Incorporation and Restated Bylaws

Our restated certificate of incorporation and our restated bylaws that will be in effect upon completion of the offering include a number of provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control of our management team, including the following:

•	Board of Directors Vacancies. Our restated certificate of incorporation and restated bylaws authorize only our Board of Directors to fill vacant directorships. In addition, the number of directors constituting our Board of Directors may be set only by resolution adopted by a majority vote of our entire Board of Directors. These provisions prevent a stockholder from increasing the size of our Board of Directors and gaining control of our Board of Directors by filling the resulting vacancies with its own nominees.

•	Classified Board. Our restated certificate of incorporation and restated bylaws provide that our Board of Directors is classified into three classes of directors. The existence of a classified Board of Directors could delay a successful tender offeror from obtaining majority control of our Board of Directors, and the prospect of that delay might deter a potential offeror.

•	Stockholder Action; Special Meeting of Stockholders. Our restated certificate of incorporation provides that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. Stockholders are not permitted to cumulate their votes for the election of directors. Our restated certificate of incorporation and restated bylaws further provide that special meetings of our stockholders may be called only by a majority of our Board of Directors, our Chairperson of the Board of Directors, our Chief Executive Officer or our President.

•	Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our restated bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election to our Board of Directors at our annual meeting of stockholders. Our restated bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders.

•	Issuance of Undesignated Preferred Stock. After the filing of our restated certificate of incorporation, our Board of Directors will have the authority, without further action by the stockholders, to issue up to shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our Board of Directors. The existence of authorized but unissued shares of preferred stock enables our Board of Directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

Stock Exchange Listing

We have applied to list our common stock on NYSE Arca under the trading symbol “SFX.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A. Its telephone number is (303) 262-0600.

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there has not been a public market for shares of our common stock. Future sales of substantial amounts of shares of our common stock, including shares issued upon the exercise of outstanding stock options and warrants, in the public market after this offering, or the perceived possibility of these sales occurring, could cause the prevailing market price for our common stock to fall or impair our ability to raise equity capital in the future.

Upon the closing of this offering, a total of           shares of common stock will be outstanding, assuming 39,551,533 shares outstanding as of June 30, 2007 and that there are no exercises of stock options or warrants after June 30, 2007. Of these shares, all           shares of common stock sold in this offering by us and the selling stockholders will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by “affiliates,” as that term is defined in Rule 144 under the Securities Act.

The remaining shares of common stock will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which are summarized below.

As a result of the lock-up agreements described below and subject to the provisions of Rules 144 and 701 under the Securities Act, these restricted securities will be available for sale in the public market upon expiration of a 180-day restricted period as follows:

•	on the date of this prospectus, none of the shares will be available for sale in the public market without restriction; and

•	beginning 181 days after the date of this prospectus, 39,551,533 additional shares will become eligible for sale in the public market, of which 5,045,685 shares will be freely tradeable under Rule 144(k), and 34,505,848 shares will be freely tradeable, subject to the limitations under Rule 144 or 701, of which 241,834 shares will be unvested and subject to our right of repurchase.

Of the 7,826,115 shares of our common stock that were subject to stock options and warrants outstanding as of June 30, 2007, options and warrants to purchase 4,349,617 shares of common stock will be vested as of April 29, 2008 and will be eligible for sale upon expiration of the 180-day restricted period, which may be extended, as described in the section entitled “Underwriters.”

Rule 144

In general, under Rule 144 as currently in effect, a person who owns shares that were acquired from us or an affiliate of ours at least one year prior to the proposed sale is entitled to sell upon the expiration of the lock-up agreements described below, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after the offering, or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than our affiliates, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement in a transaction before the effective date of this offering that was completed in reliance on Rule 701 and complied with the requirements of Rule 701 will, subject to the lock-up restrictions described below, be eligible to resell such shares 90 days after the date of this prospectus in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

Lock-Up Agreements

Our officers, directors, the selling stockholders and the holders of substantially all of our common stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our common stock or securities convertible into or exchangeable for shares of our common stock for a period that extends through the date 180 days after the date of this prospectus, except with the prior written consent of Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co. All holders of our common stock and options and warrants to purchase our common stock have previously entered into market stand-off agreements with us not to sell or otherwise transfer any of their common stock or securities convertible into or exchangeable for shares of common stock for a period that extends through 180 days after the date of this prospectus.

The 180-day restricted period under the lock-up agreements with the underwriters described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Registration Rights

Upon the closing of this offering, the holders of an aggregate of 32,546,079 shares of our common stock and the holder of a warrant to purchase an aggregate of 499,535 shares of our common stock, or their permitted transferees, will be entitled to rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by our affiliates. See “Description of Capital Stock — Registration Rights” for additional information.

Registration Statements

We intend to file a registration statement on Form S-8 under the Securities Act covering all of the shares of common stock subject to stock options outstanding and reserved for issuance under our stock plans or subject to stock options under our stock plans without reliance on Rule 701. We expect to file this registration statement as soon as practicable after this offering. However, none of the shares registered on this Form S-8 will be eligible for resale until the expiration of the lock-up agreements to which they are subject.

UNDERWRITERS

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus among us, the selling stockholders and the underwriters, the underwriters named below, for whom Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co. are acting as representatives, have severally agreed to purchase, and we and the selling stockholders have agreed to sell to them, the number of shares indicated below:

Number of
Name	Shares

Morgan Stanley & Co. Incorporated
Goldman, Sachs & Co.
J.P. Morgan Securities Inc.
JMP Securities LLC
Pacific Crest Securities Inc.

Total

The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and the selling stockholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares of common stock described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $      a share under the public offering price. After the initial public offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of           shares of common stock at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering sales in excess of the total number of shares set forth in the table above, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters’ option is exercised in full, the total price to the public would be $     , the total underwriters’ discounts and commissions paid by us and the selling stockholders would be $      and $     , respectively, and the total proceeds to us and the selling stockholders would be $      and $     , respectively.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

The following table shows the per share and total underwriting discounts and commissions that we and the selling stockholders are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of our common stock.

Paid by Selling
	Paid by Us		Stockholders		Total
		Full		Full		Full
	No Exercise	Exercise	No Exercise	Exercise	No Exercise	Exercise

Per share	$	$	$	$	$	$
Total	$	$	$	$	$	$

The estimated offering expenses, exclusive of underwriting discounts and commissions, are approximately $      million.

We, the selling stockholders, all of our directors and officers and holders of substantially all of our outstanding common stock have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co., on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock, whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, they have agreed not to make any demand for or exercise any right with respect to registration of any shares of our common stock or securities convertible into or exercisable or exchangeable for common stock. Subject to certain exceptions, the restrictions described in (i) and (ii) above do not apply to:

•	the transfer of shares of common stock or other securities acquired by a stockholder in open market transactions after the closing of this offering if no filing under Section 16(a) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, is required or voluntarily made in connection with subsequent sales of common stock or other securities acquired in such open market transactions;

•	the exercise by a stockholder of an option or warrant to purchase shares of common stock or any security convertible into or exercisable or exchangeable for common stock, provided that the shares of common stock obtained upon such exercise or conversion will be subject to the 180-day restricted period;

•	the entry by a stockholder into a written trading plan established in accordance with Rule 10b5-1 under the Exchange Act, provided that sales under any such plan may not occur during the 180-day restricted period;

•	the transfer of shares of common stock or any security convertible into common stock by a stockholder as a bona fide gift that does not involve a disposition for value; or

•	the transfer of shares of common stock or any security convertible into common stock that do not involve a disposition for value to limited partners, limited liability company members or stockholders of the stockholder;

provided that, in the case of each of the last two types of transactions, each donee, distributee, transferee or recipient agrees to accept the restrictions described in this paragraph and, in the case of each of the last two types of transactions, no filing under Section 16 of the Exchange Act reporting a reduction of beneficial ownership of shares of common stock is required or voluntarily made in connection with these transactions during this 180-day restricted period.

The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period or we announce that material news or a material event will occur during this period.

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the release or the occurrence of the material news or material event.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the option to purchase additional shares. The underwriters can close out a covered short sale by exercising the option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option to purchase additional shares. The underwriters may also sell shares in excess of the option to purchase additional shares, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. In addition, to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

We have applied to list our common stock on NYSE Arca under the trading symbol “SFX.”

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (as amended) (FSMA)) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Certain of the underwriters and their respective affiliates may, from time to time, perform various financial advisory and investment banking services for the company, for which they will receive customary fees and expenses.

We, the selling stockholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

Pricing of the Offering

Prior to this offering, there has been no public market for the shares of our common stock. The initial public offering price will be determined by negotiations among us, the selling stockholders and the representatives of the underwriters. Among the factors to be considered in determining the initial public offering price will be our future prospects and those of our industry in general, our sales, earnings and other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Fenwick & West LLP, Mountain View, California. Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, Menlo Park, California, will act as counsel to the underwriters.

EXPERTS

Ernst & Young LLP, an independent registered public accounting firm, has audited our consolidated financial statements at December 31, 2005 and 2006 and for each of the three years in the period ended December 31, 2006, as set forth in their report. We have included our consolidated financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information about us and the common stock offered hereby, reference is made to the registration statement and the exhibits filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of that contract or other document filed as an exhibit to the registration statement. We currently do not file periodic reports with the SEC. Upon completion of this offering, we will be required to file periodic reports, proxy statements and other information with the SEC pursuant to the Exchange Act. A copy of the registration statement and the exhibits filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street, N.E., Room 1580, Washington, D.C., 20549, and copies of all or any part of the registration statement may be obtained from that office. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
SuccessFactors, Inc.

We have audited the accompanying consolidated balance sheets of SuccessFactors, Inc. as of December 31, 2005 and 2006, and the related consolidated statements of operations, convertible preferred stock and stockholders’ deficit, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of SuccessFactors, Inc. at December 31, 2005 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

/s/  Ernst & Young LLP

San Francisco, California
July 19, 2007

SUCCESSFACTORS, INC.

Consolidated Balance Sheets
(in thousands, except per share data)

				Pro Forma
				Stockholders’
			As of	Deficit as of
	As of December 31,		June 30,	June 30, 2007
	2005	2006	2007	(see Note 1)
			(unaudited)

Assets:
Current assets:
Cash and cash equivalents	$ 7,702	$ 26,172	$ 8,712
Marketable securities	—	—	825
Accounts receivable, net of allowance for doubtful accounts of $46, $98 and $211 at December 31, 2005 and 2006 and June 30, 2007, respectively	9,432	22,804	23,690
Deferred commissions	1,355	2,532	3,079
Prepaid expenses and other current assets	484	1,038	1,640

Total current assets	18,973	52,546	37,946
Restricted cash	295	934	1,086
Property and equipment, net	1,442	3,082	4,784
Deferred commissions, net of current portion	1,039	3,115	3,504
Other assets	3	1,067	1,009

Total assets	$21,752	$60,744	$48,329

Liabilities, Convertible Preferred Stock and Stockholders’ Deficit:
Current liabilities:
Accounts payable	$803	$1,608	$4,042
Accrued expenses and other current liabilities	1,608	2,400	4,839
Accrued employee compensation	6,602	11,566	9,098
Deferred revenue	14,143	42,023	52,053
Current portion of capital lease obligations	107	36	33

Total current liabilities	23,263	57,633	70,065
Capital lease obligations, net of current portion	126	90	73
Long-term debt	—	9,711	10,191
Deferred revenue, net of current portion	11,069	10,331	11,539
Convertible preferred stock warrant liability	—	1,496	2,761	$—
Other long-term liabilities	—	289	267

Total liabilities	34,458	79,550	94,896
Commitments and contingencies (Note 3)
Convertible preferred stock, $0.001 par value, issuable in series; 28,407, 33,143 and 33,143 shares authorized as of December 31, 2005 and 2006 and June 30, 2007 (unaudited), respectively; 27,343, 32,546 and 32,546 shares issued and outstanding as of December 31, 2005 and 2006 and June 30, 2007 (unaudited), respectively; aggregate liquidation preference of $45,630 as of December 31, 2006 and June 30, 2007 (unaudited), respectively; no shares authorized, issued or outstanding pro forma (unaudited) (Note 1)	20,383	45,289	45,289	—
Stockholders’ deficit:
Common stock, $0.001 par value; 50,000, 50,400 and 50,400 shares authorized as of December 31, 2005 and 2006 and June 30, 2007 (unaudited), respectively, and shares authorized pro forma (unaudited); 1,685, 2,792 and 3,557 shares issued and outstanding (excluding 2,616, 2,916 and 3,448 legally issued and outstanding shares — see Notes 6 and 7) as of December 31, 2005 and 2006 and June 30, 2007 (unaudited), respectively; 36,103 shares issued and outstanding pro forma (excluding 3,448 legally issued and outstanding shares) (unaudited) (Note 1)	4	6	7	40
Additional paid-in capital	728	1,758	2,970	50,987
Notes receivable from stockholders	(8)	(9)	(7)	(7)
Accumulated other comprehensive income	—	9	15	15
Accumulated deficit	(33,813)	(65,859)	(94,841)	(94,841)

Total stockholders’ deficit	(33,089)	(64,095)	(91,856)	$(43,806)

Total liabilities, convertible preferred stock and stockholders’ deficit	$21,752	$60,744	$48,329

See accompanying notes to consolidated financial statements.

SUCCESSFACTORS, INC.

Consolidated Statements of Operations
(in thousands, except per share data)

				Six Months
	Year Ended December 31,			Ended June 30,
	2004	2005	2006	2006	2007
				(unaudited)

Revenue	$10,217	$13,028	$32,570	$12,905	$27,395
Cost of revenue(1)	4,273	7,635	14,401	6,467	10,737

Gross profit	5,944	5,393	18,169	6,438	16,658

Operating expenses:(1)
Sales and marketing	5,782	16,540	32,317	13,720	29,308
Research and development	3,510	6,120	10,622	4,695	7,221
General and administrative	1,833	3,624	7,483	3,146	7,304

Total operating expenses	11,125	26,284	50,422	21,561	43,833

Loss from operations	(5,181)	(20,891)	(32,253)	(15,123)	(27,175)
Interest income	30	213	637	104	449
Interest expense	(62)	(123)	(458)	(143)	(889)
Other income (expense)	1	(10)	70	(2)	(1,308)

Loss before provision for income taxes	(5,212)	(20,811)	(32,004)	(15,164)	(28,923)
Provision for income taxes	(81)	(9)	(42)	(16)	(59)

Net loss	$(5,293)	$(20,820)	$(32,046)	$(15,180)	$(28,982)

Net loss per common share, basic and diluted	$(5.38)	$(14.29)	$(13.39)	$(7.15)	$(9.44)

Shares used in computing net loss per common share, basic and diluted	983	1,457	2,393	2,122	3,071

Pro forma net loss per common share, basic and diluted (unaudited)			$(0.97)		$(0.78)

Shares used in computing pro forma net loss per common share, basic and diluted (unaudited)			32,957		35,617

(1)	Amounts include stock-based compensation expenses in accordance with SFAS 123(R) as follows:

				Six Months
	Year Ended December 31,			Ended June 30,
	2004	2005	2006	2006	2007
				(unaudited)

Cost of revenue	$7	$22	$94	$36	$121
Sales and marketing	41	129	351	123	480
Research and development	11	26	77	24	130
General and administrative	16	34	295	81	297

See accompanying notes to consolidated financial statements.

SUCCESSFACTORS, INC.

Consolidated Statements of Convertible Preferred Stock and Stockholders’ Deficit
(in thousands)

						Notes	Accumulated
	Convertible				Additional	Receivable	Other		Total
	Preferred Stock		Common Stock		Paid-in	from	Comprehensive	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Stockholders	Income	Deficit	Deficit
Balances at January 1, 2004	18,402	$7,003	641	$1	$367	$(7)	$—	$(7,700)	$(7,339)
Issuance of common stock upon exercise of stock options	—	—	522	3	23	—	—	—	26
Issuance of convertible preferred stock, net of issuance costs of $62	4,417	4,938	—	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	75	—	—	—	75
Amounts related to notes receivable from stockholders	—	—	—	—	1	(1)	—	—	—
Net loss and comprehensive loss	—	—	—	—	—	—	—	(5,293)	(5,293)

Balances at December 31, 2004	22,819	11,941	1,163	4	466	(8)	—	(12,993)	(12,531)
Issuance of common stock upon exercise of stock options	—	—	522	—	51	—	—	—	51
Issuance of convertible preferred stock, net of issuance costs of $58	4,524	8,442	—	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	211	—	—	—	211
Net loss and comprehensive loss	—	—	—	—	—	—	—	(20,820)	(20,820)

Balances at December 31, 2005	27,343	20,383	1,685	4	728	(8)	—	(33,813)	(33,089)
Issuance of common stock upon exercise of stock options	—	—	761	1	143	—	—	—	144
Issuance of common stock upon exercise of warrant	—	—	346	1	69	—	—	—	70
Issuance of convertible preferred stock, net of issuance costs of $94	5,203	24,906	—	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	817	—	—	—	817
Amounts related to notes receivable from stockholders	—	—	—	—	1	(1)	—	—	—
Comprehensive loss:
Foreign currency translation adjustment, net of tax	—	—	—	—	—	—	9	—	9
Net loss	—	—	—	—	—	—	—	(32,046)	(32,046)

Comprehensive loss	—	—	—	—	—	—	—	—	(32,037)

Balances at December 31, 2006	32,546	45,289	2,792	6	1,758	(9)	9	(65,859)	(64,095)
Issuance of common stock upon exercise of stock options (unaudited)	—	—	765	1	184	—	—	—	185
Stock-based compensation (unaudited)	—	—	—	—	1,028	—	—	—	1,028
Repayment of notes receivable from stockholder (unaudited)	—	—	—	—	—	2	—	—	2
Comprehensive loss:
Foreign currency translation adjustment, net of tax (unaudited)	—	—	—	—	—	—	6	—	6
Net loss (unaudited)	—	—	—	—	—	—	—	(28,982)	(28,982)

Comprehensive loss (unaudited)	—	—	—	—	—	—	—	—	(28,976)

Balances at June 30, 2007 (unaudited)	32,546	$45,289	3,557	$7	$2,970	$(7)	$15	$(94,841)	$(91,856)

See accompanying notes to consolidated financial statements.

SUCCESSFACTORS, INC.

Consolidated Statements of Cash Flows
(in thousands)

	Year Ended			Six Months
	December 31,			Ended June 30,
	2004	2005	2006	2006	2007
				(unaudited)

Cash flows from operating activities:
Net loss	$(5,293)	$(20,820)	$(32,046)	$(15,180)	$(28,982)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	168	432	868	377	833
Loss on retirement of fixed assets	—	6	—	—	—
Amortization of deferred commissions	557	1,019	2,042	893	1,594
Stock-based compensation expenses	75	211	817	264	1,028
Amortization of debt issuance costs	—	—	177	20	197
Adjustment to fair value of convertible preferred stock warrants	—	—	(54)	2	1,264
Issuance of preferred stock warrants in connection with executive search	—	—	13	—	—
Amortization of acquired intangibles	740	262	—	—	—
Changes in assets and liabilities:
Accounts receivable	(3,723)	(3,272)	(13,372)	57	(886)
Deferred commissions	(883)	(2,821)	(5,295)	(1,289)	(2,530)
Prepaid expenses and other current assets	(5)	(227)	(554)	(89)	(602)
Other assets	(1)	1	(1,241)	(1,241)	(96)
Accounts payable	113	498	805	1,034	2,434
Accrued expenses and other current liabilities	634	482	675	96	2,227
Accrued employee compensation	1,216	3,913	4,964	(642)	(2,468)
Other liabilities	—	—	1,248	1,240	628
Deferred revenue	3,917	14,371	27,142	5,702	11,238

Net cash used in operating activities	(2,485)	(5,945)	(13,811)	(8,756)	(14,121)

Cash flows from investing activities:
Restricted cash	(121)	(168)	(639)	(264)	(152)
Capital expenditures	(271)	(1,197)	(2,102)	(1,083)	(2,535)
Purchase of available-for-sale securities	—	—	—	—	(2,705)
Sale of available-for-sale securities	—	—	—	—	1,880

Net cash used in investing activities	(392)	(1,365)	(2,741)	(1,347)	(3,512)

Cash flows from financing activities:
Proceeds from the issuance of convertible preferred stock, net of issuance costs	4,938	8,442	24,906	24,906	—
Proceeds from exercise of stock options	26	51	144	132	187
Proceeds from exercise of common stock warrants	—	—	70	—
Proceeds from advance on line of credit	—	—	10,000	—	—
Principal payments on capital lease obligations	(3)	(133)	(107)	(66)	(20)

Net cash provided by financing activities	4,961	8,360	35,013	24,972	167

Effect of exchange rate changes on cash and cash equivalents	—	—	9	3	6

Net increase (decrease) in cash and cash equivalents	2,084	1,050	18,470	14,872	(17,460)
Cash and cash equivalents at beginning of period	4,568	6,652	7,702	7,702	26,172

Cash and cash equivalents at end of period	$6,652	$7,702	$26,172	$22,574	$8,712

Supplemental cash flow disclosure:
Cash paid during the period for:
Interest	$5	$17	$14	$8	$7
Income taxes	—	—	1	1	—
Noncash financing and investing activities:
Assets acquired under capital lease	$152	$134	$—	$—	$—

See accompanying notes to consolidated financial statements.

SUCCESSFACTORS, INC.

Notes to Consolidated Financial Statements

1.	Organization and Significant Accounting Policies

Organization

Success Acquisition Corporation was incorporated in Delaware in 2001. In April 2007, the name was changed to SuccessFactors, Inc. (the Company). The Company provides on demand performance and talent management software that enable organizations to optimize the performance of their people to drive business results. The Company’s application suite includes the following modules and capabilities; Performance Management; Goal Management; Compensation Management; Succession Management; Learning and Development; Recruiting Management; Analytics and Reporting; Employee Profile; 360-Degree Review; Employee Survey; and proprietary and third-party content. The Company’s headquarters are located in San Mateo, California. The Company conducts its business worldwide with additional locations in Europe and Asia.

The Company has experienced operating losses since inception and expects these losses to continue over the foreseeable future. Management believes that currently available resources will provide sufficient funds to enable the Company to meet its obligations through at least December 31, 2007. If anticipated operating results are not achieved, management intends to delay or reduce expenditures so as not to require additional financial resources and/or to raise additional funds from the issuance of debt or equity securities, if available, on terms acceptable to the Company.

Unaudited Interim Financial Information

The accompanying interim consolidated balance sheet as of June 30, 2007, the consolidated statements of operations and cash flows for the six months ended June 30, 2006 and 2007 and the consolidated statement of convertible preferred stock and stockholders’ deficit for the six months ended June 30, 2007 are unaudited. The unaudited interim consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s financial position as of June 30, 2007 and its results of operations and its cash flows for the six months ended June 30, 2006 and 2007. The results of operations for the six months ended June 30, 2007 are not necessarily indicative of the results to be expected for the year ending December 31, 2007 or for any other interim period or for any other future year.

Unaudited Pro Forma Stockholders’ Deficit

All of the convertible preferred stock outstanding will automatically convert into 32,546,079 shares of common stock, based on the shares of convertible preferred stock outstanding at June 30, 2007, upon completion of an initial public offering. In addition, the convertible preferred stock warrant liability of $2.8 million outstanding as of June 30, 2007 (unaudited) will be reclassified to additional paid-in capital upon completion of an initial public offering. Unaudited pro forma stockholders’ deficit, as adjusted for the assumed conversion of the convertible preferred stock and convertible preferred stock warrants, is set forth in the accompanying consolidated balance sheets.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The Company’s consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (GAAP). The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts in the financial statements and accompanying notes. These estimates form the basis for judgments the Company makes about the carrying values

SUCCESSFACTORS, INC.

Notes to Consolidated Financial Statements — (Continued)

of assets and liabilities that are not readily apparent from other sources. The Company bases its estimates and judgments on historical experience and on various other assumptions that the Company believes are reasonable under the circumstances. GAAP requires the Company to make estimates and judgments in several areas, including those related to revenue recognition, recoverability of accounts receivable, collectibility of sales tax from customers and the fair market value of stock options and other equity issuances. These estimates are based on management’s knowledge about current events and expectations about actions the Company may undertake in the future. Actual results could differ materially from those estimates.

Segments

The Company’s chief operating decision maker is its Chief Executive Officer, who reviews financial information presented on a consolidated basis. Accordingly, in accordance with Statement of Financial Accounting Standards (SFAS) No. 131, Disclosures about Segments of an Enterprise and Related Information, the Company has determined that it has a single reporting segment and operating unit structure, specifically the provision of on-demand software for employee performance and talent management.

Revenue Recognition

Revenue consists of subscription fees for the Company’s on-demand software and the provision of other services. The Company’s customers do not have the contractual right to take possession of software in substantially all of the transactions. Instead, the software is delivered on an on-demand basis from the Company’s hosting facility. Therefore, these arrangements are treated as service agreements and the Company follows the provisions of Securities and Exchange Commission Staff (SEC) Accounting Bulletin (SAB) No. 104, Revenue Recognition, Emerging Issues Task Force (EITF) Issue No. 00-3, Application of AICPA Statement of Position 97-2 (SOP 97-2) to Arrangements That Include the Right to Use Software Stored on Another Entity’s Hardware, and EITF Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. The Company commences revenue recognition when all of the following conditions are met:

•	there is persuasive evidence of an arrangement;

•	the subscription or services have been delivered to the customer;

•	the collection of related fees is reasonably assured; and

•	the amount of related fees is fixed or determinable.

Signed agreements are used as evidence of an arrangement. The Company assesses cash collectibility based on a number of factors such as past collection history with the customer. If the Company determines that collectibility is not reasonably assured, the Company defers the revenue until collectibility becomes reasonably assured, generally upon receipt of cash. The Company assesses whether the fee is fixed or determinable based on the payment terms associated with the transaction and whether the sales price is subject to refund or adjustment. The Company’s arrangements are noncancellable, though customers typically have the right to terminate their agreement if the Company fails to perform.

The Company’s other services include configuration assistance, including installation and training related to the application suite. These other services are generally sold in conjunction with the Company’s subscriptions. In applying the provisions of EITF Issue No. 00-21, the Company has determined that it does not have objective and reliable evidence of fair value for each element of its arrangements. As a result, these other services are not accounted for separately from the Company’s subscriptions. As these other services do not qualify for separate accounting, the Company recognizes the other services revenue together with the subscription fees ratably over the noncancelable term of the subscription agreement, generally one to three years although terms can extend to as long as five years, commencing on the later of the start date specified in the subscription arrangement, the “initial access date” of the customers’ instance in the Company’s production environment or when all of the revenue recognition

SUCCESSFACTORS, INC.

Notes to Consolidated Financial Statements — (Continued)

criteria have been met. The Company considers delivery to have occurred on the initial access date, which is the point in time that a customer is provided access to use the Company’s on-demand application suite. In the infrequent circumstance in which a customer of the Company has the contractual right to take possession of the software, the Company has applied the provisions noted in EITF Issue No. 00-3 and determined that the customers would incur a significant penalty to take possession of the software. Therefore, these agreements have been accounted for as service contracts outside the scope of SOP 97-2.

Deferred Revenue

Deferred revenue consists of billings or payments received in advance of revenue recognition from the Company’s subscription and other services described above and is recognized when all of the revenue recognition criteria are met. For subscription arrangements with terms of over one year, the Company generally invoices its customers in annual installments. Accordingly, the deferred revenue balance does not represent the total contract value of these multi-year, noncancelable subscription agreements. The Company’s other services, such as configuration assistance, are generally sold in conjunction with the subscriptions. The Company recognizes revenue from these other services, together with the subscriptions, ratably over the noncancelable term of the subscription agreement which can extend to as long as five years. The portion of deferred revenue that the Company anticipates will be recognized during the succeeding 12-month period is recorded as current deferred revenue and the remaining portion is recorded as non-current deferred revenue.

Cost of Revenue

Cost of revenue primarily consists of costs related to hosting the Company’s application suite, compensation and related expenses for data center and professional services staff, payments to outside service providers, data center and networking expenses and allocated overhead and depreciation expenses. Allocated overhead includes rent, information technology costs and employee benefits costs and is apportioned to all departments based on relative headcount.

Deferred Commissions

Deferred commissions are the incremental costs that are directly associated with noncancelable subscription agreements and consist of sales commissions paid to the Company’s direct sales force. The commissions are deferred and amortized over the noncancelable terms of the related customer contracts, typically one to three years, with some agreements having durations of up to five years. The deferred commission amounts are recoverable from the future revenue streams under the noncancelable subscription agreements. The Company believes this is the appropriate method of accounting, as the commission costs are so closely related to the revenue from the noncancelable subscription agreements that they should be recorded as an asset and charged to expense over the same period that the subscription revenue is recognized. Amortization of deferred commissions is included in sales and marketing expense in the accompanying consolidated statements of operations.

During the year ended December 31, 2006, the Company capitalized $5.3 million of deferred commissions and amortized $2.0 million to sales and marketing expense. During the six months ended June 30, 2007, the Company capitalized $2.5 million of deferred commissions and amortized $1.6 million to sales and marketing expense. As of December 31, 2006 and June 30, 2007, deferred commissions on the Company’s consolidated balance sheet totaled $5.6 million and $6.6 million (unaudited), respectively.

Research and Development

The Company expenses the cost of research and development as incurred. Research and development expenses consist primarily of expenses for research and development staff, the cost of certain third-party service providers and allocated overhead.

SUCCESSFACTORS, INC.

Notes to Consolidated Financial Statements — (Continued)

Software Development Costs

The Company follows the guidance set forth in Statement of Position 98-1, Accounting for the Cost of Computer Software Developed or Obtained for Internal Use (SOP 98-1), in accounting for costs incurred in the development of its on-demand application suite. SOP 98-1 requires companies to capitalize qualifying computer software costs that are incurred during the application development stage and amortize them over the software’s estimated useful life. Due to the Company’s delivery of product releases on a monthly basis, there have been no material qualifying costs incurred during the application development stage in any of the periods presented.

Convertible Preferred Stock Warrants

Freestanding warrants related to shares that are redeemable are accounted for in accordance with SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity (SFAS 150). Under SFAS 150, the freestanding warrants that are related to the Company’s convertible preferred stock are classified as liabilities on the Company’s consolidated balance sheet. The convertible preferred stock warrants are subject to re-measurement at each balance sheet date, and any change in fair value is recognized as a component of other income (expense). The Company will continue to adjust the liability for changes in fair value until the earlier of (1) the exercise or expiration of the warrants or (2) the completion of a liquidation event, including the completion of an initial public offering, at which time all convertible preferred stock warrants will be converted into warrants to purchase common stock and, accordingly, the liability will be reclassified to additional paid-in capital.

Comprehensive Loss

Comprehensive loss consists of net loss and other comprehensive income. Other comprehensive income includes certain changes in equity that are excluded from net loss. Specifically, cumulative foreign currency translation adjustments, net of tax, are included in accumulated other comprehensive income. Comprehensive loss has been reflected in the consolidated statements of convertible preferred stock and stockholders’ deficit.

Income Taxes

The Company accounts for income taxes under the asset and liability approach. Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and the amounts recognized for income tax reporting purposes, net operating loss carryforwards and other tax credits measured by applying currently enacted tax laws. Valuation allowances are provided when necessary to reduce deferred tax assets to an amount that is more likely than not to be realized.

Compliance with income tax regulations requires the Company to make decisions relating to the transfer pricing of revenue and expenses between each of its legal entities that are located in several countries. The Company’s determinations include many decisions based on management’s knowledge of the underlying assets of the business, the legal ownership of these assets, and the ultimate transactions conducted with customers and other third parties. The calculation of the Company’s tax liabilities involves dealing with uncertainties in the application of complex tax regulations in multiple tax jurisdictions. The Company may be periodically reviewed by domestic and foreign tax authorities regarding the amount of taxes due. These reviews may include questions regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. In evaluating the exposure associated with various filing positions, the Company records estimated reserves when it is not probable that an uncertain tax position will be sustained upon examination by a taxing authority. These estimates are subject to change. See Recent Accounting Pronouncements for the Company’s adoption of Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of SFAS No. 109.

SUCCESSFACTORS, INC.

Notes to Consolidated Financial Statements — (Continued)

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents, which consist of cash on deposit with banks and money market funds, are stated at cost, which approximates fair value.

Marketable Securities

Marketable securities are comprised of auction-rate securities and variable-rate demand notes held with municipal and U.S. government debt securities. In accordance with SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities (SFAS 115), and based on the Company’s ability to market and to sell these instruments, the Company classifies auction-rate securities and variable-rate demand notes as available-for-sale. In accordance with SFAS 115, available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported as a separate component of stockholders’ deficit. Fair value is determined based on quoted market rates. The cost of securities sold is based on the specific-identification method. Realized gains and losses and declines in value judged to be other-than-temporary on securities available-for-sale are included as a component of interest income (expense). Interest on securities classified as available-for-sale is included as a component of interest income. The Company may or may not hold its auction-rate securities and variable-rate demand notes for more than 12 months although the stated maturities of the underlying debt securities may be significantly longer. In response to changes in the availability of and the yield on alternative investments as well as liquidity requirements, the Company usually sells these securities prior to their stated maturities. As these securities are viewed by the Company as available to support current operations, these securities have been classified as current assets on the consolidated balance sheet in accordance with Accounting Research Bulletin No. 43 although the stated maturities of the underlying debt securities may be greater than 12 months.

Restricted Cash

The Company’s restricted cash balances at December 31, 2005 and 2006 and June 30, 2007 were as follows (in thousands):

	As of		As of
	December 31,		June 30,
	2005	2006	2007
			(unaudited)

Certificates of deposit in connection with corporate leases	$120	$421	$482
Certificate of deposit in connection with telephone system lease	150	150	150
Employee funds withheld for Section 125 benefits	18	56	47
Credit card deposits	7	307	407

	$295	$934	$1,086

Fair Value of Financial Instruments

The carrying amounts of the Company’s financial instruments, which include cash and cash equivalents, marketable securities, restricted cash, accounts receivable, accounts payable and other accrued expenses, approximate their respective fair values due to their short period of time to maturity. Based on borrowing rates currently available to the Company for loans with similar terms, the carrying value of debt and capital lease obligations approximate their respective fair value.

SUCCESSFACTORS, INC.

Notes to Consolidated Financial Statements — (Continued)

Allowance for Doubtful Accounts

The Company has established an allowance for doubtful accounts based on a review of the current status of existing accounts receivable and historical collection experience. The allowance for doubtful accounts increased by $46,000 in the year ended December 31, 2005, $52,000 in the year ended December 31, 2006 and $113,000 in the six months ended June 30, 2007 (unaudited). Write-offs of accounts receivable and recoveries were insignificant during each of the years ended December 31, 2004, 2005 and 2006 and the six months ended June 30, 2007 (unaudited).

Impairment of Long-Lived Assets

The Company evaluates the recoverability of its long-lived assets in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, by comparing the projected undiscounted net cash flows associated with the related asset, or group of assets, over the remaining lives against their respective carrying amounts. Long-lived assets are reviewed for possible impairment whenever events or circumstances indicate that the carrying amounts of these assets may not be recoverable. If this review indicates that the carrying amount of long-lived assets is not recoverable, the carrying amount of these assets is reduced to fair value.

In addition to the recoverability assessment, the Company routinely reviews the remaining estimated lives of its long-lived assets. Any reduction in the useful life assumption would result in increased depreciation and amortization expense in the period when those determinations are made, as well as in subsequent periods.

There have been no impairments or adjustments to the remaining estimated lives of the Company’s long-lived assets during any of the periods presented.

Leases

The Company leases office space and equipment under noncancelable operating and capital leases. The terms of certain lease agreements provide for rental payments on a graduated basis. The Company recognizes rent expense on the straight-line basis over the lease period and accrues for rent expense incurred but not yet paid.

Under certain leases, the Company also received allowances for leasehold improvements. These allowances are lease incentives, which have been recognized as a liability and are being amortized on a straight-line basis over the term of the lease as a component of minimum rental expense. The leasehold improvements are included in property and equipment and are being amortized over the shorter of the respective estimated useful lives of the improvements or the lease term.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets, generally three to five years. Equipment under capital leases and leasehold improvements are amortized over their respective estimated useful lives or the remaining lease term, whichever is shorter.

When assets are retired or otherwise disposed of, the cost and accumulated depreciation and amortization are removed from their respective accounts and any gain or loss on that sale or retirement is reflected in other income (expense).

Warranties and Indemnification

The Company’s on-demand application suite is generally warranted to perform in a manner consistent with industry standards and materially in accordance with the Company’s on-line help documentation under normal use and circumstances.

SUCCESSFACTORS, INC.

Notes to Consolidated Financial Statements — (Continued)

Additionally, the Company’s arrangements generally include provisions for indemnifying customers against liabilities if its services infringe a third party’s intellectual property rights or a breach by the Company of its confidentiality obligations harms a third party. To date, the Company has not incurred any material costs as a result of that indemnifications and has not accrued any liabilities related to these obligations in the accompanying consolidated financial statements.

The Company has entered into service level agreements with a majority of its customers warranting defined levels of uptime reliability and performance and permitting those customers to receive service credits or discounted future services, or to terminate their agreements in the event that the Company fails to meet those levels. To date, the Company has not experienced any significant failures to meet defined levels of reliability and performance as a result of those agreements and, accordingly, has not accrued any liabilities related to these agreements in the accompanying consolidated financial statements.

Concentrations of Credit Risk and Significant Customers and Suppliers

Financial instruments that are potentially subject to concentrations of credit risk consist primarily of cash, cash equivalents, marketable securities, restricted cash and accounts receivable. The Company maintains an allowance for doubtful accounts. The allowance is based upon historical loss patterns, the number of days that billings are past due and an evaluation of the potential risk of loss associated with problem accounts. The Company does not require its customers to provide collateral. Credit risk arising from accounts receivable is mitigated due to the large number of customers comprising the Company’s customer base and their dispersion across various industries. One customer represented approximately 13% of accounts receivable as of December 31, 2005. A different customer represented approximately 30% of the Company’s revenue for the year ended December 31, 2004. No other customer represented more than 10% of revenue in any of the periods presented.

Prior to 2006, the Company had operations only in the United States. In 2006 and 2007, the Company established subsidiaries in Denmark, United Kingdom, France, Germany, Australia, Hong Kong, Korea, Italy and Singapore. Long-lived assets at these subsidiaries were not significant as of December 31, 2006 or June 30, 2007 (unaudited). Revenue by geographic region, based on billing address of the customer, was as follows (in thousands):

	Year Ended December 31,			Six Months
	2004	2005	2006	Ended June 30, 2007
				(unaudited)

Americas	$10,171	$12,819	$31,372	$25,964
Europe	18	136	912	970
Asia Pacific	28	73	286	461

	$10,217	$13,028	$32,570	$27,395

The Company’s revenue from customers based in the United States was $10.1 million, $12.5 million, $30.3 million and $25.4 million for the years ended December 31, 2004, 2005 and 2006 and for the six months ended June 30, 2007 (unaudited) and these amounts are included in the Americas line in the table above.

The Company’s cash balances are maintained at several banks. Accounts located in the United States are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. Certain operating cash accounts may exceed the FDIC limits.

The Company serves its customers and users from three hosting facilities, one located in New Jersey and two in Europe. The Company has internal procedures to restore services in the event of disasters at its current hosting facilities. Even with these procedures for disaster recovery in place, the Company’s service could be significantly interrupted during the implementation of the procedures to restore services.

SUCCESSFACTORS, INC.

Notes to Consolidated Financial Statements — (Continued)

Foreign Currency Translation

The functional currency of the Company’s foreign subsidiaries is the local currency. Adjustments resulting from translating foreign functional currency financial statements into U.S. dollars are recorded as a separate component of stockholders’ deficit. Income and expense accounts are translated into U.S. dollars at average rates of exchange prevailing during the periods presented. Foreign currency transaction gains and losses are included in net loss and have not been material during any of the periods presented. All assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the respective exchange rates in effect on the consolidated balance sheet dates.

Advertising Expenses

Advertising is expensed as incurred. Advertising expense was $229,000, $1.4 million, $2.3 million and $1.7 million for the years ended December 31, 2004, 2005 and 2006 and for the six months ended June 30, 2007 (unaudited), respectively.

Accounting for Stock-Based Compensation

The Company adopted, retroactively to inception, SFAS No. 123(R), Share-Based Payment (SFAS 123(R)), which requires all share-based payments, including grants of stock options, to be measured based on the fair value of the stock options on the grant date and recognized in the Company’s consolidated statement of operations over the period during which the recipient is required to perform service in exchange for the stock options (generally over the vesting period of the options). In accordance with SFAS No. 123(R), the Company uses the Black-Scholes pricing model to determine the fair values of the stock options on the grant dates. The Company amortizes the fair values of share-based payments on a straight-line basis.

Recent Accounting Pronouncements

Effective January 1, 2007, the Company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of SFAS No. 109 (FIN 48). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a company’s income tax return, and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 utilizes a two-step approach for evaluating uncertain tax positions accounted for in accordance with SFAS No. 109, Accounting for Income Taxes. Step one, recognition, requires a company to determine if the weight of available evidence indicates that a tax position is more likely than not to be sustained upon audit, including resolution of related appeals or litigation processes, if any. Step two, measurement, is based on the largest amount of benefit, which is more likely than not to be realized on ultimate settlement. Any cumulative effect of adopting FIN 48 on January 1, 2007 was required to be recognized as a change in accounting principle, recorded as an adjustment to the opening balance of accumulated deficit on the adoption date. As a result of the implementation of FIN 48, the Company did not recognize a change in the liability for unrecognized tax benefits related to tax positions taken in prior periods, and thus did not record a change in its opening accumulated deficit. Additionally, FIN 48 specifies that tax positions for which the timing of ultimate resolution is uncertain should be recognized as long-term liabilities. The Company, therefore, made a reclassification between current taxes payable and long-term taxes payable of $105,000 upon adoption of FIN 48. The Company’s total amount of unrecognized tax benefits as of both the January 1, 2007 adoption date and June 30, 2007 was $1.4 million. Also, the Company had $100,000 and $110,000 of unrecognized tax benefits that, if recognized, would affect its effective tax rate for January 1, 2007 and June 30, 2007 (unaudited), respectively.

Upon adoption of FIN 48, the Company’s policy to include interest and penalties related to unrecognized tax benefits within the Company’s provision for income taxes did not change. The Company had accrued $39,000 (unaudited) for payment of interest and penalties related to unrecognized tax benefits as of June 30, 2007 and $29,000 (unaudited) as of the adoption date of FIN 48. For the six months ended June 30, 2007, the Company

SUCCESSFACTORS, INC.

Notes to Consolidated Financial Statements — (Continued)

recognized $10,000 (unaudited) of interest and penalties related to unrecognized tax benefits in its provision for income taxes.

The Company does not expect any material changes to the estimated amount of the liability associated with its uncertain tax positions within the next 12 months.

The Company’s major tax jurisdictions are the United States and several foreign country jurisdictions. The tax years 2001 through 2006 remain open and subject to examination by the appropriate governmental agencies in the United States. The tax years 2005 and 2006 remain open and subject to examination by the appropriate foreign governmental agencies.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS 157), which defines fair value, establishes a framework for measuring fair value and requires additional disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the effect, if any, the adoption of SFAS 157 will have on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (SFAS 159), including an amendment of SFAS No. 115, which allows an entity to choose to measure certain financial instruments and liabilities at fair value. Subsequent measurements for the financial instruments and liabilities an entity elects to measure at fair value will be recognized in earnings. SFAS 159 also establishes additional disclosure requirements. SFAS 159 is effective for fiscal years beginning after November 15, 2007, with early adoption permitted provided that the entity also adopts SFAS 157. The Company is currently evaluating the effect, if any, the adoption of SFAS 159 will have on its consolidated financial statements.

2.	Balance Sheet Accounts

Property and Equipment

Property and equipment as of December 31, 2005 and 2006 and June 30, 2007 consisted of (in thousands):

			As of
	As of December 31,		June 30,
	2005	2006	2007
			(unaudited)

Computers, equipment and software	$1,576	$3,246	$4,117
Furniture and fixtures	289	377	754
Vehicles	—	170	438
Leasehold improvements	259	839	1,839

	2,124	4,632	7,148
Less accumulated depreciation and amortization	(682)	(1,550)	(2,364)

	$1,442	$3,082	$4,784

Depreciation and amortization expense totaled $168,000, $432,000, $868,000 and $833,000 for the years ended December 31, 2004, 2005 and 2006 and for the six months ended June 30, 2007 (unaudited), respectively. Depreciation and amortization expense for the years ended December 31, 2004 and 2005 includes $3,000 and $4,000, respectively, related to the retirement of certain equipment. No equipment was retired in the year ended December 31, 2006 or the six months ended June 30, 2007 (unaudited).

Property and equipment as of December 31, 2005 and 2006 and as of June 30, 2007 included a total of $306,000 of equipment acquired under capital lease agreements. Accumulated amortization relating to equipment under capital leases totaled $94,000, $194,000 and $224,000 as of December 31, 2005 and 2006 and as of June 30, 2007 (unaudited), respectively. Amortization of assets under capital leases is included in depreciation and amortization expense.

SUCCESSFACTORS, INC.

Notes to Consolidated Financial Statements — (Continued)

Marketable Securities

Prior to December 31, 2006, the Company only carried cash and cash equivalents. During the six months ended June 30, 2007, the Company purchased auction-rate securities and variable-rate demand notes for the first time. Auction-rate securities and variable-rate demand notes are similar to short-term debt instruments because their interest rates are reset periodically and they can be sold for cash on the auction date. As of June 30, 2007, the carrying values of the Company’s investments in these securities approximated their respective fair values due to the rapid turnover and the highly liquid nature of these investments. Therefore, unrealized holding gains or losses for the six months ended June 30, 2007 (unaudited) were insignificant.

Other Assets

Other assets as of December 31, 2005 and 2006 and June 30, 2007 consisted of (in thousands):

			As of
	As of December 31,		June 30,
	2005	2006	2007
			(unaudited)

Acquired technology costs	$2,812	$2,812	$2,812
Acquired customer base	153	153	153
Acquired workforce	258	258	258
Acquired trade name	89	89	89
Accumulated amortization	(3,312)	(3,312)	(3,312)

Net acquired intangible assets	—	—	—
Debt issuance costs	—	1,063	909
Long-term deposits	3	4	100

	$3	$1,067	$1,009

The Company purchased substantially all the assets of Successfactors.com in May 2001. The Company purchased these assets to acquire its Employee Appraiser technology. Management believed that the writing assistant portion of the Employee Appraiser product could be leveraged by combining it with other products. The remainder of this technology was determined to be obsolete, not scalable and unstable, with no alternative future use. Accordingly, this technology was abandoned by the Company. Minimal value was placed on customer relationships because it was believed that there was a poor level of customer satisfaction with the seller’s customers. The Company evaluated the acquisition in accordance with EITF Issue No. 98-3, Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business, and determined it had purchased assets instead of a business. The acquired intangible assets are stated in the table above.

Amortization of acquired intangible assets totaled $740,000 and $262,000 for the years ended December 31, 2004 and 2005, respectively. Acquired intangible assets became fully amortized during the year ended December 31, 2005.

SUCCESSFACTORS, INC.

Notes to Consolidated Financial Statements — (Continued)

Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities as of December 31, 2005 and 2006 and June 30, 2007 consisted of (in thousands):

			As of
	As of December 31,		June 30,
	2005	2006	2007
			(unaudited)

Accrued royalties	$128	$170	$241
Accrued partner referral fees	16	118	232
Accrued other liabilities	457	278	1,941
Accrued taxes payable	130	189	317
Deferred rent	—	117	136
Sales and use taxes	877	1,528	1,972

	$1,608	$2,400	$4,839

Based on the services provided to customers in certain states, and research of the applicable statutes, regulations and rulings, the Company determined that it is both probable and estimable that the Company owes sales and use tax in various states and local jurisdictions. Historically, the Company did not collect sales and use taxes from its customers and, accordingly, has provided for these amounts as well as any applicable penalties and interest, net of any reasonably estimable amounts that are considered recoverable from customers.

3.	Commitments and Contingencies

Lease Commitments

The Company leases office space and equipment under noncancelable operating and capital leases with various expiration dates through September 2012. In 2006 and 2007, the Company established wholly-owned subsidiaries in Australia, United Kingdom, Denmark, France, Germany, Hong Kong, Korea, Italy and Singapore. In connection with the establishment of these subsidiaries, the Company entered into lease agreements for office space in certain of these countries.

In August 2006, the Company entered into a three-year lease agreement for its corporate headquarters in San Mateo, California and in January 2007 it began occupancy. In connection with the move to the new headquarters, the Company sublet a portion of its previously occupied corporate headquarters starting in February 2007.

The Company has entered into various capital lease arrangements to obtain equipment for its operations. These agreements are typically for two to five years with interest rates ranging from 5.3% to 10.8% per year. The leases are secured by the underlying equipment.

SUCCESSFACTORS, INC.

Notes to Consolidated Financial Statements — (Continued)

As of December 31, 2006, future minimum lease payments under noncancelable operating and capital leases were as follows (in thousands):

	Capital	Operating
Year Ending December 31:	Leases	Leases

2007	$43	$1,308
2008	39	1,455
2009	39	1,122
2010	20	376
2011	—	386
Thereafter	—	297

Total minimum lease payments	141	$4,944

Less: amount representing interest	15

Present value of capital lease obligations	126
Less: current portion	36

Capital lease obligations, net of current portion	$90

Rent expense for the years ended December 31, 2004, 2005 and 2006 and the six months ended June 30, 2007 was $110,000, $404,000, $627,000 and $637,000 (unaudited), respectively. Sublease income for the six months ended June 30, 2007 was $49,000 (unaudited). In the table above, operating leases are shown net of sublease income to be received of $95,000, $118,000 and $26,000 in the years ending December 31, 2007, 2008 and 2009, respectively.

Legal Proceedings

The Company is involved in various legal proceedings arising from the normal course of its business activities. In management’s opinion, resolution of these matters is not expected to have a material adverse effect on the Company’s results of operations, cash flows or financial position. However, depending on the nature and timing of any such dispute, an unfavorable resolution of a matter could materially affect the Company’s results of operations, cash flows or financial position in a future period.

4.	Debt

On June 7, 2006, the Company entered into a loan and security agreement with a lender that provides the Company a line of credit to borrow up to $20.0 million. Under terms of the agreement, the loan commitment by the lender expires if the Company fails to borrow the entire commitment amount by December 31, 2007 and could expire upon an initial public offering. To calculate the interest on the loan as of December 31, 2006 and June 30, 2007, the Company used the interest rate of the prime rate plus 0.25% as noted in the loan agreement, or 8.5% and 8.5%, respectively. The loan plus accrued interest is payable on June 1, 2010 and is secured by substantially all of the assets of the Company. The agreement restricts the Company’s ability to pay dividends. The Company is subject to a prepayment fee in the amount of (i) 1.5% of the outstanding principal and accrued interest being prepaid if the prepayment is made after May 31, 2007 but before May 31, 2008 or (ii) 1.0% of the outstanding principal and accrued interest being prepaid if the prepayment is made after May 31, 2008 but before May 31, 2009. The Company’s covenant to provide the lender with audited financial statements was waived through July 31, 2007. The Company was in compliance with all other covenants as of December 31, 2006 and June 30, 2007.

In connection with the loan and security agreement, the Company issued warrants to the lender for the purchase of up to 499,535 shares of Series E convertible preferred stock at a purchase price of approximately $4.80 per share. The warrant expires on June 7, 2013. Upon the completion of an initial public offering, the warrant, if not previously exercised, will convert into a warrant to purchase shares of common stock. Upon execution of the loan

SUCCESSFACTORS, INC.

Notes to Consolidated Financial Statements — (Continued)

and security agreement, 333,023 shares of the Series E convertible preferred stock became immediately available for purchase and were valued at $1.2 million using the Black-Scholes pricing model with the following assumptions: expected volatility of 84%, risk-free interest rate of 4.98%, contractual life of 7 years and no dividend yield. The $1.2 million was recorded as a debt issuance cost and is being amortized to interest expense using the straight line method over the loan term. A total of $177,000 and $154,000 was amortized to interest expense during the year ended December 31, 2006 and during the six months ended June 30, 2007 (unaudited), respectively.

On December 29, 2006, the Company drew down $10.0 million under the loan and security agreement and the number of shares of Series E convertible preferred stock exercisable under the warrant agreement increased by 83,256. These shares were valued at $297,000 using the Black-Scholes pricing model with the following assumptions: expected volatility of 81%, risk-free interest rate of 4.70%, contractual life of 6.5 years and no dividend yield. The $297,000 was recorded as a debt discount and is being amortized to interest expense using the straight line method over the loan term. Amortization of the debt discount during the year ended December 31, 2006 was insignificant. In the six months ended June 30, 2007, $43,000 was amortized to interest expense (unaudited).

Under SFAS 150, the initial fair values of the exercisable shares of Series E convertible preferred stock under the warrant agreement were classified as liabilities and are revalued each reporting period that the warrant remains outstanding, with the changes in fair value included in other income (expense) in the accompanying consolidated statements of operations. The changes in carrying amount of this Series E preferred stock warrant resulted in a credit of $54,000 during the year ended December 31, 2006 and expense of $1.3 million in the six months ended June 30, 2007 (unaudited).

5.	Convertible Preferred Stock

In May 2006, the Company sold 5,203,500 shares of Series E convertible preferred stock for aggregate proceeds of $25.0 million before issuance costs.

The authorized, issued and outstanding shares of convertible preferred stock by series were as follows as of December 31, 2006 and June 30, 2007 (unaudited) (in thousands):

	Shares			Aggregate
		Issued and	Net	Liquidation
	Authorized	Outstanding	Proceeds	Preference

Series A	10,650	10,650	$2,103	$2,130
Series B	7,752	7,752	4,900	5,000
Series C	4,417	4,417	4,938	5,000
Series D	4,524	4,524	8,442	8,500
Series E	5,800	5,203	24,906	25,000

	33,143	32,546	$45,289	$45,630

The significant terms of the various series of convertible preferred stock are as follows:

•	Each share of preferred stock is convertible, at the option of the holder, into the number of fully paid and nonassessable shares of common stock determined by dividing the applicable original issue price by the conversion price applicable to that share in effect at the date of conversion, initially on a one-for-one basis. However, the Series A convertible preferred stock will not be convertible into common stock upon a liquidation event (defined below) without the prior approval of the holders of at least 70% of the then outstanding shares of Series B, Series C, Series D and Series E convertible preferred stock, voting together as a single class, unless the aggregated amount of distributions to be allocated to the stockholders of the Company in connection with the liquidation event is at least $20.0 million. The conversion prices of Series A, Series B, Series C, Series D and Series E convertible preferred stock are approximately $0.20, $0.64, $1.13, $1.88 and $4.80, respectively. The conversion price of each series of convertible preferred stock may be

SUCCESSFACTORS, INC.

Notes to Consolidated Financial Statements — (Continued)

subject to adjustment from time to time under certain circumstances. The convertible preferred stock issued in 2004 through 2006 was sold at prices ranging from approximately $1.13 to $4.80 per share, which in all cases exceeded the then most recent fair value of the common stock. Accordingly, there was no intrinsic value associated with the issuance of the convertible preferred stock in the period from January 1, 2004 through December 31, 2006, and there were no other separate instruments issued concurrently with the convertible preferred stock, such as warrants. Therefore, the Company has concluded that there was no beneficial conversion option associated with the convertible preferred stock issuances. Each share of Series A, Series B, Series C, Series D and Series E convertible preferred stock will automatically be converted into shares of common stock immediately upon the earlier of (i) the date specified by vote or written consent of the holders of at least 70% of the outstanding shares of convertible preferred stock or (ii) the close of a firm commitment underwritten public offering with gross proceeds to the Company of not less than $30.0 million at a per share offering price of at least approximately $8.41. Any conversion of Series E convertible preferred stock pursuant to (i) above will also require the consent of at least 70% of the then-outstanding shares of the Series E convertible preferred stock if the election is made within 90 days prior to the Company entering into an agreement for any liquidation, winding up or dissolution of the Company, or other liquidation event (defined below) in which the gross proceeds payable with respect to the Series E convertible preferred stock, assuming that all shares of convertible preferred stock have been converted into common stock immediately prior to the consummation of that liquidation event, is less than approximately $9.61 per share of Series E convertible preferred stock.

•	If declared by the Company’s Board of Directors, the holders of Series A, Series B, Series C, Series D and Series E convertible preferred stock are entitled to receive noncumulative dividends out of any assets legally available prior and in preference to any declaration or payment of any dividend on the common stock at the rates of approximately $0.016, $0.052, $0.091, $0.150 and $0.384 per share per annum, respectively, when and if declared by the Board of Directors. After payment of the preferred dividend, outstanding shares of the convertible preferred stock will participate with shares of common stock on an as-converted-to common stock basis as to any additional declaration or payment of any dividend. No dividends have been declared or paid as of June 30, 2007. As noted in Note 4, the Company is restricted from paying dividends under the terms of a loan and security agreement.

•	In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of Series A, Series B, Series C, Series D and Series E convertible preferred stock will be entitled to receive, prior and in preference to any distribution of any assets of the Company to the holders of common stock, an amount per share equal to the sum of the original purchase prices of approximately $0.20, $0.64, $1.13, $1.88 and $4.80 per share, respectively, plus any declared but unpaid dividends. If, upon occurrence of such an event, the assets and funds thus distributed among the holders of the convertible preferred stock are insufficient to permit the payment of preferential amounts, the entire assets and funds legally available for distribution will be distributed ratably among the holders of the convertible preferred stock in proportion to the full amount to which they would otherwise be respectively entitled. After payment of the full preferential amount to the holders of the convertible preferred stock, the remaining assets of the Company will be distributed to the holders of convertible preferred and common stock in proportion to the number of shares of common stock held by each, assuming conversion of all convertible preferred stock into common stock, provided that holders of Series A, Series B, Series C, Series D and Series E convertible preferred stock do not receive any assets after each has received at least $0.40, $1.29, $2.26, $3.76 and $9.61 per share, respectively, including the amount allocated pursuant to the preceding sentence. The merger or consolidation of the Company into another entity in which the stockholders of the Company own less than 50% of the voting stock of the surviving company or the sale, transfer or lease of substantially all of the assets of the Company will be deemed a liquidation, dissolution or winding up of the Company (a liquidation event). As the “redemption” event is outside of the Company’s control, all shares of convertible preferred stock have been presented outside of permanent equity in accordance with EITF Topic D-98, Classification and

SUCCESSFACTORS, INC.

Notes to Consolidated Financial Statements — (Continued)

Measurement of Redeemable Securities. The Company has also considered SFAS 150 and concluded that, since the convertible preferred shares are not mandatorily redeemable, but rather are only contingently redeemable, and given that the redemption event is not certain to occur, the shares should not be accounted for as a liability in any of the periods presented.

•	The holder of each share of Series A, Series B, Series C, Series D and Series E convertible preferred stock is entitled to one vote for each share of common stock into which that share of convertible preferred stock is convertible at the record date or, if no record date is established, at the date of the vote.

Convertible Preferred Stock Warrants

In June 2006, in conjunction with a loan and security agreement, the Company issued warrants to a lender for the purchase of up to 499,535 shares of the Company’s Series E convertible preferred stock at a price of approximately $4.80 per share. Upon execution of the loan and security agreement, 333,023 shares of Series E convertible preferred stock were available for purchase. Additional shares become available at each draw down date. In December 2006, the Company drew down $10.0 million and, therefore, an additional 83,256 shares of Series E convertible preferred stock, also at a price of approximately $4.80 per share, became available for purchase under the warrant.

In October 2006, as partial compensation for an executive search fee, the Company committed to issue warrants to an executive search firm for the purchase of 4,162 shares of Series E convertible preferred stock at a price of approximately $4.80 per share. The warrants were nonforfeitable, fully vested and exercisable upon grant. The fair value of the warrants was determined to be $13,000 using the Black-Scholes pricing model with the following assumptions: expected volatility of 73%, risk-free interest rate of 4.77%, contractual life of 5.5 years and no dividend yield.

The fair value of the warrants was recorded as a convertible preferred stock warrant liability and is re-measured quarterly using the Black-Scholes pricing model with the changes in fair value included in other income (expense) in the accompanying consolidated statements of operations. The changes in the carrying amount of these Series E convertible preferred stock warrants resulted in a credit of $54,000 during the year ended December 31, 2006 and an expense of $1.3 million in the six months ended June 30, 2007 (unaudited).

6.	Stockholders’ Deficit

Common Stock

The Company is authorized to issue 50,400,000 shares of common stock with a par value of $0.001 per share. Holders of common stock are entitled to one vote per share on all matters to be voted upon by stockholders of the Company.

Notes Receivable from Stockholders

During the year ended December 31, 2004, an executive officer of the Company executed a nonrecourse note in connection with the exercise of an option to purchase 2,615,947 shares of common stock. The note bears interest at a rate of 5% per annum. During the year ended December 31, 2006, the same officer also executed a nonrecourse note, which bears interest at a rate of 10% per annum, in connection with the exercise of an option to purchase 300,000 shares of the Company’s common stock. In January 2007, another executive officer of the Company executed a nonrecourse note in connection with the exercise of an option to purchase 400,000 shares of the Company’s common stock. The note bears interest at a rate of 8.25% per annum. Because these notes are nonrecourse in nature, the underlying shares remain classified as options outstanding for accounting purposes under the provisions of SFAS 123(R). Accordingly, although an aggregate of 3,315,947 shares have been legally issued, under the provisions of SFAS 123(R), the shares, along with the related notes receivable of $77,000, $136,000 and $776,000 as of December 31, 2005 and 2006 and June 30, 2007 (unaudited), respectively, are not included in the

SUCCESSFACTORS, INC.

Notes to Consolidated Financial Statements — (Continued)

Company’s consolidated financial statements. The shares will be reflected in the Company’s consolidated financial statements when the respective notes have been paid in full. See Note 12.

The Company’s founders, including a current executive officer, acquired stock at inception with notes payable to the Company, which had a balance of $8,000 as of December 31, 2005, $9,000 as of December 31, 2006 and $7,000 as of June 30, 2007 (unaudited). These notes bear interest at a rate of 7% per annum. See Note 12.

7.  Stock-Based Compensation

Common Stock Warrants

The Company issued a warrant to an investor in December 2002 to purchase 345,793 shares of the Company’s common stock at an exercise price of $0.20 per share. In April 2006, the investor exercised the warrant in full.

Stock Plan

In June 2001, the Company’s Board of Directors adopted and its stockholders approved the 2001 Stock Option Plan (the Plan), which provides for the issuance of incentive and nonstatutory stock options to employees and non-employees of the Company. Options issued under the Plan are generally for periods not to exceed ten years and must be issued at prices not less than 85% of the estimated fair value of the shares of common stock on the date of grant as determined by the Board of Directors. The Plan provides for grants of immediately exercisable options. Options become vested and exercisable at such times and under such conditions as determined by the Board of Directors at the date of grant. Options, or shares issued upon early exercise of options, generally vest over four years, with 25% vesting after one year and the balance vesting monthly over the remaining period. Any shares exercised prior to vesting may be repurchased by the Company at the original option exercise price in the event of the employee’s termination. The right to repurchase unvested shares lapses at the rate of the vesting schedule. Prior to December 31, 2006, there had been no options considered to have been exercised early under the provisions of SFAS 123(R). As of June 30, 2007, there were 532,000 shares legally issued and outstanding as a result of the early exercise of stock options. Of these shares, 400,000 were exercised early by an executive officer of the Company with the proceeds from a nonrecourse note provided by the Company (see Note 6). The remaining 132,000 shares were exercised with a payment in the amount of $211,000 which has been classified as a liability in accordance with SFAS 123(R) which requires that shares purchased pursuant to the early exercise of stock options are not deemed to be outstanding for accounting purposes until the underlying shares vest. Therefore, cash received for exercised and unvested shares is recorded as a liability on the accompanying consolidated balance sheet and transferred to common stock and additional paid-in capital as the shares vest. All 532,000 shares have been excluded from the Company’s consolidated financial statements as the underlying shares of common stock are unvested as of June 30, 2007.

To estimate the fair value of an option, the Company uses the Black-Scholes pricing model. This model requires inputs such as expected term, expected volatility, dividend yield and risk-free interest rate. Further, the forfeiture rate also affects the amount of aggregate compensation. These inputs are subjective and generally require significant analysis and judgment to develop. Volatility data were obtained from a study of publicly-traded industry peer companies. The forfeiture rate is derived primarily from the Company’s historical data and the risk-free interest rate is based on the yield available on U.S. Treasury zero-coupon issues. Through December 31, 2006, the Company generally used the simplified method in accordance with the provisions of Staff Accounting Bulletin No. 107, Share-Based Payment (SAB 107), or the SEC shortcut method, to calculate the expected term for employee grants except in instances where the Company did not qualify for the use of this method because the stock option award was not deemed to have been “at-the-money” for financial reporting purposes and, accordingly, did not qualify as a “plain vanilla” option as defined in SAB 107. For grants during the year ended December 31, 2006 in which the Company was unable to use the SEC shortcut method and for all of the option grants during the six months ended June 30, 2007 the Company calculated the expected term based on a study of publicly-traded industry peer companies and the Company’s historical experience.

SUCCESSFACTORS, INC.

Notes to Consolidated Financial Statements — (Continued)

In accordance with SFAS 123(R), the fair value of options granted during the years ended December 31, 2004, 2005 and 2006 and the six months ended June 30, 2007 were determined using the following weighted-average assumptions:

	Year Ended December 31,			Six Months
	2004	2005	2006	Ended June 30, 2007
				(unaudited)

Expected life from grant date (in years)	6.00	6.09	5.92	4.29
Risk-free interest rate	3.41%	4.16%	4.03%	4.65%
Expected volatility	87%	88%	77%	51%
Dividend yield	—	—	—	—
Weighted-average estimated fair value of options granted during the period	$0.15	$0.36	$1.20	$2.32

Given the absence of an active market for the Company’s common stock, the Company’s Board of Directors historically determined the fair value of the Company’s common stock in connection with the Company’s grant of stock options and stock awards. The Company’s Board of Directors made these determinations based on the business, financial and venture capital experience of the individual directors along with input from management. In May 2006, valuation analyses prepared by an unrelated third-party valuation firm, Financial Strategies Consulting Group (FSCG), were obtained in order to assist the Board of Directors in determining the fair value of the Company’s common stock. The initial contemporaneous valuation report valued the Company’s common stock as of May 2006. Subsequently, the Board of Directors received updated contemporaneous valuation reports on October 16, 2006, April 9, 2007 and July 13, 2007. In connection with the preparation of the Company’s consolidated financial statements in anticipation of a potential initial public offering, the Company engaged FSCG to also retrospectively value the Company’s common stock as of December 31, 2006. Management also reassessed the fair market value of its common stock for financial statement reporting purposes at interim dates during the year ended December 31, 2006.

Information regarding the Company’s stock option grants to employees and non-employees including the grant date; the number of stock options issued with each grant; the exercise price, which equals the originally assessed fair value of the underlying common stock; and the reassessed fair value of the underlying common stock for each grant of stock options during the year ended December 31, 2006 and the six months ended June 30, 2007 is summarized as follows:

	Shares
	Subject to	Exercise Price and	Reassessed
	Options	Original Fair Value Per	Fair Value Per
Grant Date	Granted	Common Share	Common Share
May 17, 2006	1,643,500	$1.30	$1.30
July 21, 2006	255,500	1.30	1.30
September 8, 2006	1,041,500	1.30	1.40
November 3, 2006	779,000	1.60	1.60
November 6, 2006	8,000	1.60	1.60
November 15, 2006	11,500	1.60	1.60
December 7, 2006	714,000	1.60	3.00
January 16, 2007 (unaudited)	251,500	1.60	3.60
April 19, 2007 (unaudited)	1,042,400	4.95	4.95

SUCCESSFACTORS, INC.

Notes to Consolidated Financial Statements — (Continued)

A summary of the Company’s stock option activity for the years ended December 31, 2004, 2005 and 2006 and the six months ended June 30, 2007 is as follows:

			Weighted-
		Shares	Average
		Subject to	Exercise
	Shares Available	Options	Price
	for Grant	Outstanding	per Share
	(shares in thousands)

Balance at January 1, 2004	1,824	4,540	$0.03
Additional shares authorized	2,075	—
Granted	(3,043)	3,043	0.17
Exercised	—	(522)	0.05
Canceled/forfeited	192	(192)	0.06

Balance at December 31, 2004	1,048	6,869	0.09
Additional shares authorized	760	—
Granted	(1,757)	1,757	0.31
Exercised	—	(522)	0.10
Canceled/forfeited	714	(714)	0.13

Balance at December 31, 2005	765	7,390	0.14
Additional shares authorized	4,100	—
Granted	(4,453)	4,453	1.40
Exercised	—	(761)	0.19
Canceled/forfeited	528	(528)	0.56

Balance at December 31, 2006	940	10,554	0.65
Additional shares authorized (unaudited)	2,800	—
Granted (unaudited)	(1,294)	1,294	4.30
Exercised (unaudited)	—	(765)	0.24
Canceled/forfeited (unaudited)	228	(228)	1.91

Balance at June, 2007 (unaudited)	2,674	10,855	1.08

Additional information regarding options outstanding as of December 31, 2006, is as follows:

	Options Outstanding			Options Exercisable(1)
		Weighted-Average	Weighted-		Weighted-
		Remaining	Average		Average
Range of	Shares Subject	Contractual Life	Exercise Price	Shares Subject	Exercise Price
Exercise Prices	to Options	(in years)	per Share	to Options	per Share
	(in thousands)			(in thousands)

$0.02 - $0.05	3,630	5.45	$0.03	3,507	$0.03
0.20 - 0.33	2,615	7.97	0.25	1,230	0.23
1.30 - 1.60	4,309	9.64	1.41	1,989	1.47

Total	10,554	7.78	0.65	6,726	0.50

(1)	Certain options under the Plan may be exercised prior to vesting but are subject to repurchase at the original issuance price in the event the optionees’ employment is terminated.

Options exercisable at December 31, 2006 had a weighted-average remaining contractual life of 7.13 years and an aggregate intrinsic value of $20.9 million.

SUCCESSFACTORS, INC.

Notes to Consolidated Financial Statements — (Continued)

Additional information regarding stock options outstanding as of June 30, 2007 (unaudited), is as follows:

	Options Outstanding			Options Exercisable(1)
		Weighted-Average	Weighted-		Weighted-
		Remaining	Average		Average
Range of	Shares Subject	Contractual Life	Exercise Price	Shares Subject	Exercise Price
Exercise Prices	to Options	(in years)	per Share	to Options	per Share
	(in thousands)			(in thousands)

$0.02 - $0.05	3,302	4.95	$0.03	3,272	$0.03
0.20 - 0.33	2,209	7.56	0.25	1,198	0.24
1.30 - 1.60	4,344	9.17	1.42	2,301	1.45
4.95	1,000	9.81	4.95	2	4.95

Total	10,855	7.62	1.08	6,773	0.55

(1)	Certain options under the Plan may be exercised prior to vesting but are subject to repurchase at the original issuance price in the event the optionees’ employment is terminated.

Options exercisable at June 30, 2007 have a weighted-average remaining contractual life of 6.82 years and an aggregate intrinsic value of $53.8 million (unaudited).

Options outstanding that have vested and are expected to vest as of December 31, 2006 are as follows:

		Weighted-
		Average	Weighted-Average	Aggregate
	Number of	Exercise Price	Remaining	Intrinsic
	Shares	per Share	Contractual Term	Value(1)
	(in thousands)		(in years)	(in thousands)

Vested	5,033	$0.17	6.30	$17,241
Expected to vest	4,887	1.09	9.18	12,244

Total	9,920	0.63	7.72	$29,485

(1)	The aggregate intrinsic value was calculated as the difference between the exercise price of the underlying stock options and the fair value of the Company’s common stock of $3.60 as of December 31, 2006.

Options outstanding that have vested and are expected to vest as of June 30, 2007 are as follows (unaudited):

		Weighted-
		Average	Weighted-Average	Aggregate
	Number of	Exercise Price	Remaining	Intrinsic
	Shares	per Share	Contractual Term	Value(1)
	(in thousands)		(in years)	(in thousands)

Vested	5,324	$0.28	6.15	$43,746
Expected to vest	4,441	1.87	8.99	29,463

Total vested and expected to vest	9,765	1.00	7.44	$73,209

Not expected to vest	1,090

	10,855

(1)	The aggregate intrinsic value was calculated as the difference between the exercise price of the underlying stock options and the fair value of the Company’s common stock of $8.50 as of June 30, 2007.

The total intrinsic value of stock options exercised during the years ended December 31, 2004, 2005 and 2006 and the six months ended June 30, 2007 was $11,000, $142,000, $459,000 and $3.5 million (unaudited), respectively. The total grant date fair value of stock options that vested during the years ended December 31,

SUCCESSFACTORS, INC.

Notes to Consolidated Financial Statements — (Continued)

2004, 2005 and 2006 and the six months ended June 30, 2007 was $35,000, $151,000 and $651,000 and $1.4 million (unaudited), respectively.

There was no capitalized stock-based employee compensation cost and there were no recognized stock-based compensation tax benefits during the years ended December 31, 2004, 2005 and 2006 or the six months ended June 30, 2007 (unaudited).

As of December 31, 2005 and 2006 and June 30, 2007, there was $727,000, $4.6 million and $5.6 million (unaudited), respectively, of unrecognized stock-based compensation cost related to stock options granted under the Plan. The unrecognized compensation cost was expected to be recognized over a weighted-average period of 2.6 years and 2.6 years as of December 31, 2006 and June 30, 2007 (unaudited), respectively.

Stock Awards Issued to Non-employees

The Company accounts for stock awards issued to non-employees in accordance with EITF 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. During the years ended December 31, 2004, 2005 and 2006 and for the six months ended June 30, 2007 (unaudited), the Company granted options to purchase 50,200, 11,500, 14,000 and zero shares of common stock, respectively, to non-employees. Expense for these awards was calculated using the Black-Scholes pricing model. The Company recorded stock-based compensation expense of $15,000, $5,000, $15,000 and $10,000 for the fair value of stock options granted to non-employees during the years ended December 31, 2004, 2005 and 2006 and for the six months ended June 30, 2007 (unaudited), respectively. At December 31, 2006 and June 30, 2007, there were 9,501 and 7,751 shares subject to unvested awards held by non-employees with a weighted-average exercise price of $1.39 and $1.39 and a weighted-average remaining vesting period of 2.7 years and 2.2 years, respectively.

Common Stock

At December 31, 2006, the Company had reserved shares of common stock for future issuance as follows (in thousands):

The Plan as of December 31, 2006:
Options outstanding	10,855
Stock available for future grants	2,674
Preferred stock warrants	500
Convertible preferred stock	32,546

46,575

8.	Net Loss and Pro Forma Net Loss Per Common Share

Basic net loss per common share is computed by dividing the net loss by the weighted-average number of common shares outstanding for the period. Diluted net loss per common share is computed by giving effect to all potentially dilutive common shares, including options, warrants and convertible preferred stock. Basic and diluted net loss per common share were the same for all periods presented as the impact of all potentially dilutive securities outstanding was anti-dilutive.

Pro forma basic and diluted net loss per common share have been computed to give effect to the conversion of the convertible preferred stock into common stock using the if-converted method as though the conversion had occurred on the original dates of issuance.

SUCCESSFACTORS, INC.

Notes to Consolidated Financial Statements — (Continued)

The following table sets forth the computation of net loss and pro forma net loss per common share (in thousands, except per share data):

				Six Months
	Year Ended December 31,			Ended June 30,
	2004	2005	2006	2006	2007
				(unaudited)

Net loss	$(5,293)	$(20,820)	$(32,046)	$(15,180)	$(28,982)

Shares used in computing net loss per common share, basic and diluted	983	1,457	2,393	2,122	3,071

Net loss per common share, basic and diluted	$(5.38)	$(14.29)	$(13.39)	$(7.15)	$(9.44)

Pro forma net loss per common share:
Net loss attributable to common stockholders			$(32,046)		$(28,982)
Change in the fair value of convertible preferred stock warrants			(54)		1,264

Net loss used to compute pro forma net loss per common share, basic and diluted			$(32,100)		$(27,718)

Weighted-average shares used above, basic and diluted			2,393		3,071
Pro forma adjustment to reflect assumed conversion of convertible preferred stock (unaudited)			30,564		32,546

Shares used in computing pro forma net loss per common share, basic and diluted (unaudited)			32,957		35,617

Pro forma net loss per common share, basic and diluted (unaudited)			$(0.97)		$(0.78)

The following weighted-average outstanding shares subject to options and warrants and convertible preferred stock were excluded from the computation of diluted net loss per share for the periods presented because including them would have had an antidilutive effect (in thousands):

				Six Months
	Year Ended December 31,			Ended June 30,
	2004	2005	2006	2006	2007
				(unaudited)

Convertible preferred stock (as converted basis)	21,274	26,822	30,564	28,550	32,546
Options	5,405	7,058	8,374	7,416	10,807
Warrants (as converted basis)	346	346	398	293	504

SUCCESSFACTORS, INC.

Notes to Consolidated Financial Statements — (Continued)

9.  Income Taxes

The Company’s geographical breakdown of its loss before provision for income taxes is as follows (in thousands):

				Six Months
	Year Ended December 31,			Ended June 30,
	2004	2005	2006	2006	2007
				(unaudited)

Current:
Domestic	$(5,212)	$(20,811)	$(32,115)	$(15,220)	$(29,130)
Foreign	—	—	111	56	148

Loss before provision for income taxes	$(5,212)	$(20,811)	$(32,004)	$(15,164)	$(28,982)

The components of the provision for income taxes is as follows (in thousands):

				Six Months
	Year Ended December 31,			Ended June 30,
	2004	2005	2006	2006	2007
				(unaudited)

Current provision:
Federal	$—	$—	$—	$—	$—
State	81	9	9	4	9
Foreign	—	—	33	12	50

Total current provision	81	9	42	16	59
Deferred provision:
Federal	—	—	—	—	—
State	—	—	—	—	—
Foreign	—	—	—	—	—

Total deferred provision	—	—	—	—	—

Total	$81	$9	$42	$16	$59

Reconciliations of the benefits for income taxes at the statutory rate to the Company’s provision for income taxes are as follows (in thousands):

				Six Months
	Year Ended December 31,			Ended June 30,
	2004	2005	2006	2006	2007
				(unaudited)

Tax benefit at federal statutory rate	$(1,824)	$(7,284)	$(11,201)	$(5,307)	$(10,144)
State taxes	(193)	(1,086)	(1,681)	(799)	(1,521)
Research and development credits	(147)	(201)	(340)	(170)	(415)
Foreign operations taxes at different rates	—	—	23	(5)	(17)
Other nondeductible items	64	548	519	274	417
Change in valuation allowance	2,181	8,032	12,722	6,023	11,739

Provision for income taxes	$81	$9	$42	$16	$59

SUCCESSFACTORS, INC.

Notes to Consolidated Financial Statements — (Continued)

Significant components of the Company’s net deferred tax assets are as follows (in thousands):

	As of December 31,
	2005	2006

Deferred tax assets:
Reserves and accruals	$2,300	$3,550
Deferred revenue	4,320	2,496
Depreciation and amortization	898	953
Net operating loss carryforwards	5,162	17,427
Tax credit carryforwards	442	787

Total deferred tax assets	13,122	25,213
Deferred tax liabilities	—	—

Gross deferred tax assets	13,122	25,213
Valuation allowance	(13,122)	(25,213)

Net deferred tax assets	$—	$—

Recognition of deferred tax assets is appropriate when realization of these assets is more likely than not. Based upon the weight of available evidence, which includes the Company’s historical operating performance and the recorded cumulative net losses in all prior fiscal periods, the Company has provided a full valuation allowance against its U.S. deferred tax assets. The Company’s valuation allowance increased by $2.2 million, $8.0 million and $12.1 million in the years ended December 31, 2004, 2005 and 2006, respectively.

As of December 31, 2006, the Company had U.S. federal and state net operating losses of approximately $45.2 million and $27.5 million, respectively. The U.S. federal net operating loss carryforwards will expire at various dates beginning in 2021 through 2026 if not utilized. Most state net operating loss carryforwards will expire at various dates beginning in 2013 through 2016.

As of December 31, 2006, the Company had U.S. federal and state tax credit carryforwards of approximately $450,000 and $519,000, respectively. The federal credit will expire at various dates beginning in 2021 through 2026, if not utilized. California state research and development credits can be carried forward indefinitely.

Net operating loss carryforwards and credit carryforwards reflected above may be limited due to ownership changes as provided in the Internal Revenue Code and similar state provisions.

The Company does not provide for U.S. federal income and state income taxes on all of the non-U.S. subsidiaries’ undistributed earnings as of December 31, 2006, because these earnings are intended to be indefinitely reinvested. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to nominal U.S. federal and state income taxes.

10.	Employee Benefit Plans

The Company has a 401(k) plan covering all eligible employees. The Company is not required to contribute to the plan and has made no contributions through June 30, 2007.

11.	Related-Party Transactions

During the years ended December 31, 2004 and 2005, the Company leased office space from an investor. During each of those years, the investor’s ownership interest in the Company represented more than 10% of the Company’s total outstanding shares of common stock. The Company paid rent to the investor of $65,000 and $33,000 during the years ended December 31, 2004 and 2005. The Company had no liability to the investor for rent as of December 31, 2005 or 2006 or as of June 30, 2007 (unaudited).

SUCCESSFACTORS, INC.

Notes to Consolidated Financial Statements — (Continued)

During the years ended December 31, 2005 and 2006 and the six months ended June 30, 2007, certain executive officers of the Company executed nonrecourse notes in connection with the exercise of common stock options. See Note 6.

12.	Subsequent Events

On July 17, 2007, the Company’s Chief Executive Officer and Chief Financial Officer repaid all notes receivable and accrued interest owed to the Company.

On July 18, 2007, the Company’s Board of Directors approved the filing of a registration statement with the SEC for an initial public offering of the Company’s common stock.

On July 19, 2007, the Company’s Board of Directors authorized an additional 4,336,995 shares of common stock to be reserved for issuance under the Plan.

On July 18 and 19, 2007, the Company’s Board of Directors approved grants of options to purchase an aggregate of 3,645,200 shares of the Company’s common stock under the Plan, including 800,000 shares to its Chief Executive Officer, at an exercise price of $8.50 per share.

13.	Events Subsequent to Date of Independent Registered Public Accounting Firm’s Report (unaudited)

On September 27, 2007, the Company drew down the remaining $10.0 million available under its existing loan and security agreement. In accordance with the terms of the agreement, the number of shares of Series E convertible preferred stock exercisable under the warrant agreement increased by 83,256. See Note 4.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth all expenses to be paid by us, other than estimated underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and NYSE Arca listing fee:

SEC registration fee		$3,837.50
FINRA filing fee		13,000
NYSE Arca listing fee		—
Printing and engraving		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue sky fees and expenses (including legal fees)		*
Transfer agent and registrar fees		*
Director and officer insurance		*
Miscellaneous		*

Total	$	*

*	To be completed by amendment.

Item 14.	Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s Board of Directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the Delaware General Corporation Law are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act.

As permitted by the Delaware General Corporation Law, our restated certificate of incorporation contains provisions that eliminate the personal liability of our directors for monetary damages for any breach of fiduciary duties as a director, except liability for the following:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law (regarding unlawful dividends and stock purchases); or

•	any transaction from which the director derived an improper personal benefit.

As permitted by the Delaware General Corporation Law, our restated bylaws provide that:

•	we are required to indemnify our directors and executive officers to the fullest extent permitted by the Delaware General Corporation Law, subject to very limited exceptions;

•	we may indemnify our other employees and agents as set forth in the Delaware General Corporation Law;

•	we are required to advance expenses, as incurred, to our directors and executive officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to very limited exceptions; and

•	the rights conferred in the restated bylaws are not exclusive.

Prior to the completion of this offering, we intend to enter into indemnity agreements with each of our current directors and executive officers to provide additional contractual assurances regarding the scope of the indemnification set forth in our restated certificate of incorporation and restated bylaws and to provide additional procedural protections. At present, there is no pending litigation or proceeding involving our director, executive officer or employee regarding which indemnification is sought. Reference is also made to Section 8 of the underwriting agreement filed as Exhibit 1.1 to this registration statement, which provides for the indemnification of our executive officers, directors and controlling persons against certain liabilities. The indemnification provisions in our restated certificate of incorporation and restated bylaws and the indemnification agreements to be entered into between us and each of our directors and executive officers may be sufficiently broad to permit indemnification of our and executive officers for liabilities arising under the Securities Act.

We currently carry liability insurance for our directors and officers.

Reference is made to the following documents filed as exhibits to this registration statement regarding relevant indemnification provisions described above and elsewhere herein:

Exhibit
Exhibit Title	Number

Form of Underwriting Agreement	1.1
Form of Restated Certificate of Incorporation of Registrant, to be in effect upon the completion of this offering	3.2
Form of Amended and Restated Bylaws of Registrant, to be in effect upon the completion of this offering	3.4
Fourth Amended and Restated Investor Rights Agreement, dated as of May 19, 2006, between Registrant and certain security holders of Registrant	4.2
Form of Indemnity Agreement to be entered into between Registrant and its directors and executive officers	10.1

Item 15.	Recent Sales of Unregistered Securities

1. Since January 1, 2004, we granted to our officers, employees and consultants options to purchase shares of common stock under our 2001 Stock Option Plan, with per share exercise prices ranging from $0.05 to $8.75, and issued 2,399,224 shares of common stock upon exercise of such stock options. These transactions were exempt from the registration requirements of the Securities Act in reliance upon Rule 701, Regulation D or Regulation S promulgated under the Securities Act or Section 4(2) of the Securities Act. With respect to stock options granted in reliance upon Rule 701 promulgated under the Securities Act, we analyzed whether our grant of stock options under our 2001 Stock Option Plan was less than the greater of $1.0 million, 15% of our total assets (measured as of our most recent balance sheet date, if no older than the last fiscal year end) and 15% of our outstanding shares being offered and sold in reliance on Rule 701 promulgated under the Securities Act (measured as of our most recent balance sheet date, if no older than the last fiscal year end) during a 12-month period, as required in Rule 701(d) promulgated under the Securities Act. Within a reasonable period of time before the date of exercise by the recipients of our stock options, when our grant of stock options exceeded $5.0 million, we provided them with the disclosures pursuant to Rule 701(e) promulgated under the Securities Act. Furthermore, at the time our consultants received stock options under our 2001 Stock Option Plan, they were providing bona fide services to us and their services were not in connection with the offer or sale of our securities in a capital-raising transaction, and did not directly or indirectly promote or maintain a market for our securities.

2. In May 2004, we sold an aggregate of 4,416,961 shares of our Series C convertible preferred stock at a purchase price of approximately $1.13 per share for an aggregate purchase price of approximately $5.0 million to five sophisticated accredited investors. This transaction was exempt from registration requirements of the Securities Act in reliance upon Section 4(2) of the Securities Act or Regulation D promulgated under the Securities Act.

3. In February 2005, we sold an aggregate of 4,523,683 shares of our Series D convertible preferred stock at a purchase price of approximately $1.88 per share for an aggregate purchase price of approximately $8.5 million to

11 sophisticated accredited investors. This transaction was exempt from registration requirements of the Securities Act in reliance upon Section 4(2) of the Securities Act or Regulation D promulgated under the Securities Act.

4. In April 2006, we issued an aggregate of 345,793 shares of common stock to Greylock Equity Limited Partnership, a sophisticated accredited investor, pursuant to an exercise of a warrant to purchase an aggregate of 345,793 shares of common stock at an exercise price of $0.50 per share for an aggregate purchase price of approximately $172,897. This transaction was exempt from registration requirements of the Securities Act in reliance upon Section 4(2) of the Securities Act or Regulation D promulgated under the Securities Act.

5. In May 2006, we sold an aggregate of 5,203,500 shares of our Series E convertible preferred stock at a purchase price of approximately $4.80 per share for an aggregate purchase price of approximately $25.0 million to 17 sophisticated accredited investors. This transaction was exempt from registration requirements of the Securities Act in reliance upon Section 4(2) of the Securities Act or Regulation D promulgated under the Securities Act.

6. In June 2006, we issued a warrant to purchase an aggregate of 333,023 shares of Series E convertible preferred stock at an exercise price of approximately $4.80 per share to Lighthouse Capital Partners V, L.P., a sophisticated accredited investor (“Lighthouse”), in connection with the loan and security agreement whereby Lighthouse provided a line of credit to borrow up to $20.0 million. In December 2006 and October 2007, in connection with our borrowing of an additional $10.0 million and pursuant to the terms of the loan and security agreement, we increased the amount of shares of Series E convertible preferred stock exercisable under the warrant by 83,256 shares each time. These transactions were exempt from registration requirements of the Securities Act in reliance upon Section 4(2) of the Securities Act or Regulation D promulgated under the Securities Act.

7. In April 2007, we issued a warrant to purchase an aggregate of 4,162 shares of Series E convertible preferred stock at a purchase price of approximately $4.80 per share to KarrScheffel, LLC, a sophisticated accredited investor in connection with the recruitment of an executive officer. In August 2007, KarrScheffel, LLC exercised its warrant at an exercise price of approximately $4.80 per share for an aggregate purchase price of approximately $19,977.60 and we issued 4,162 shares of Series E convertible preferred stock. This transaction was exempt from registration requirements of the Securities Act in reliance upon Section 4(2) of the Securities Act or Regulation D promulgated under the Securities Act.

The foregoing transactions were private placements as there were no involvement of underwriters, underwriting discounts or commissions, or public offerings of our securities. All recipients of the foregoing transactions received adequate information about us, had an opportunity to discuss our business with us and had access, through their relationships with us, to such information. In particular, with regard to sales identified in paragraphs 2 through 5, each of the recipients were represented by counsel, and we provided to such counsel diligence documents typically provided in venture capital financings, including but not limited to, our material agreements and minutes of meetings and actions by written consent of our Board of Directors and our stockholders, and provided to each of the recipients representations and warranties regarding, among other things, our business, capitalization, employees and material agreements. We provided to the recipient in paragraph 6 specific financial information related to us and representations and warranties regarding, among other things, our securities, charters and capitalization. We also provided to the recipient in paragraph 7 specific information about our business and management in connection with the services provided by such recipient. In addition, with regard to sales identified in paragraphs 2 through 7, each of the recipients of securities represented to us in the documents memorializing the transactions that they were “accredited investors” as defined in Rule 501(a) promulgated in the Securities Act and sophisticated and their intention to acquire the securities was for investment only and not with a view to or for sale in connection with any distribution thereof. Furthermore, we affixed appropriate legends to the share certificates and instruments issued in each foregoing transaction.

Item 16.	Exhibits and Financial Statement Schedules

(a) Exhibits.  The following exhibits are included herein or incorporated herein by reference:

Exhibit
Number		Description

1	.1*	Form of Underwriting Agreement.

Exhibit
Number		Description

3	.1**	Amended and Restated Certificate of Incorporation, as amended as of August 2, 2007, of Registrant.
3	.2*	Form of Restated Certificate of Incorporation of Registrant, to be in effect upon the completion of this offering.
3	.3**	Bylaws of Registrant.
3	.4*	Form of Amended and Restated Bylaws of Registrant, to be in effect upon the completion of this offering.
4	.1*	Form of Registrant’s common stock certificate.
4	.2**	Fourth Amended and Restated Investor Rights Agreement, dated as of May 19, 2006, between Registrant and certain security holders of Registrant.
5	.1*	Opinion of Fenwick & West LLP.
10	.1**	Form of Indemnity Agreement to be entered into between Registrant and its directors and executive officers.
10	.2**	2001 Stock Option Plan.
10	.3**	Form of Stock Option Agreement and Stock Option Exercise Agreement under the 2001 Stock Option Plan.
10	.4*	2007 Equity Incentive Plan, to be in effect upon the completion of this offering.
10	.5*	Form of Stock Option Agreement and Stock Option Exercise Agreement under the 2007 Equity Incentive Plan.
10	.6*	[Reserved].
10	.7**	Offer Letter, dated October 10, 2006, between Registrant and Bruce C. Felt, Jr.
10	.8**	Offer Letter, dated April 3, 2001, between Registrant and Luen Au.
10	.9**	Offer Letter, dated June 28, 2004, between Registrant and David A. Yarnold.
10	.10**	Office Lease Agreement, dated August 24, 2006, between Registrant and CLPF-BridgePointe, L.P.
10	.11**	e-business Hosting Agreement, dated June 30, 2003, between Registrant and International Business Machines Corporation.
10	.12**	Series E Preferred Stock Purchase Agreement, dated May 19, 2006, between Registrant and certain Stockholders of Registrant.
10	.13**	Series D Preferred Stock Purchase Agreement, dated February 11, 2005, between Registrant and certain Stockholders of Registrant.
10	.14**	Series C Preferred Stock Purchase Agreement, dated May 7, 2004, between Registrant and certain Stockholders of Registrant.
10	.15**	Loan and Security Agreement, dated June 7, 2006, between Registrant and Lighthouse Capital Partners V, L.P.
10	.16**	Warrant to Purchase Preferred Stock of Registrant issued to KarrScheffel, LLC, dated April 19, 2007.
10	.17**	Warrant to Purchase Preferred Stock of Registrant issued to Lighthouse Capital Partners V, L.P., dated June 7, 2006.
10	.18**	Employment Letter Agreement, dated July 19, 2007, between Registrant and Lars Dalgaard.
23.1		Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.
23	.2**	Consent of Financial Strategies Consulting Group, LLC, an independent valuation firm,
23	.3*	Consent of Fenwick & West LLP (included in Exhibit 5.1).
24	.1**	Power of Attorney.
24	.2**	Power of Attorney of Douglas J. Burgum.

Exhibit
Number		Description

24	.3**	Power of Attorney of Elizabeth A. Nelson.
99	.1**	Registrant Employee Welcome Letter.

*	To be filed by amendment.

**	Previously filed.

(b) Financial Statement Schedules.  All financial statement schedules are omitted because they are not applicable or the information is included in Registrant’s consolidated financial statements or related notes.

Item 17.	Undertakings

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 3 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Mateo, State of California, on this 18th day of October, 2007.

SUCCESSFACTORS, INC.

By:	/s/ Lars Dalgaard
Lars Dalgaard
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

/s/ Lars Dalgaard Lars Dalgaard		President, Chief Executive Officer and Director (Principal Executive Officer)	October 18, 2007

/s/ Bruce C. Felt, Jr. Bruce C. Felt, Jr.		Chief Financial Officer (Principal Accounting and Financial Officer)	October 18, 2007

* David N. Strohm		Chairperson of the Board of Directors	October 18, 2007

* Douglas J. Burgum		Director	October 18, 2007

* Eric C.W. Dunn		Director	October 18, 2007

* William E. McGlashan, Jr.		Director	October 18, 2007

* Elizabeth A. Nelson		Director	October 18, 2007

* David G. Whorton		Director	October 18, 2007

*By:	/s/ Lars Dalgaard Lars Dalgaard	Attorney-in-Fact	October 18, 2007

EXHIBIT INDEX

Exhibit
Number		Description

1	.1*	Form of Underwriting Agreement.
3	.1**	Amended and Restated Certificate of Incorporation, as amended as of August 2, 2007, of Registrant.
3	.2*	Form of Restated Certificate of Incorporation of Registrant, to be in effect upon the completion of this offering.
3	.3**	Bylaws of Registrant.
3	.4*	Form of Amended and Restated Bylaws of Registrant, to be in effect upon the completion of this offering.
4	.1*	Form of Registrant’s common stock certificate.
4	.2**	Fourth Amended and Restated Investor Rights Agreement, dated as of May 19, 2006, between Registrant and certain Stockholders of Registrant.
5	.1*	Opinion of Fenwick & West LLP.
10	.1**	Form of Indemnity Agreement to be entered into between Registrant and its directors and executive officers.
10	.2**	2001 Stock Option Plan.
10	.3**	Form of Stock Option Agreement and Exercise Notice and Restricted Stock Purchase Agreement under the 2001 Stock Option Plan.
10	.4*	2007 Equity Incentive Plan, to be in effect upon the completion of this offering.
10	.5*	Form of Stock Option Agreement and Stock Option Exercise Agreement under the 2007 Equity Incentive Plan.
10	.6*	[Reserved].
10	.7**	Offer Letter, dated October 10, 2006, between Registrant and Bruce C. Felt, Jr.
10	.8**	Offer Letter, dated April 3, 2001, between Registrant and Luen Au.
10	.9**	Offer Letter, dated June 28, 2004, between Registrant and David A. Yarnold.
10	.10**	Office Lease Agreement, dated August 24, 2006, between Registrant and CLPF-BridgePointe, L.P.
10	.11**	e-business Hosting Agreement, dated June 30, 2003, between Registrant and International Business Machines Corporation.
10	.12**	Series E Preferred Stock Purchase Agreement, dated May 19, 2006, between Registrant and certain Stockholders of Registrant.
10	.13**	Series D Preferred Stock Purchase Agreement, dated February 11, 2005, between Registrant and certain Stockholders of Registrant.
10	.14**	Series C Preferred Stock Purchase Agreement, dated May 7, 2004, between Registrant and certain Stockholders of Registrant.
10	.15**	Loan and Security Agreement, dated June 7, 2006, between Registrant and Lighthouse Capital Partners V, L.P.
10	.16**	Warrant to Purchase Preferred Stock of Registrant issued to KarrScheffel, LLC, dated April 19, 2007.
10	.17**	Preferred Stock Purchase Warrant of Registrant issued to Lighthouse Capital Partners V, L.P., dated June 7, 2006.
10	.18**	Employment Letter Agreement, dated July 19, 2007, between Registrant and Lars Dalgaard.
23.1		Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.
23	.2**	Consent of Financial Strategies Consulting Group, LLC, an independent valuation firm.
23	.3*	Consent of Fenwick & West LLP (included in Exhibit 5.1).
24	.1**	Power of Attorney.
24	.2**	Power of Attorney of Douglas J. Burgum.
24	.3**	Power of Attorney of Elizabeth A. Nelson.
99	.1**	Registrant Employee Welcome Letter.

*	To be filed by amendment.

**	Previously filed.